
15007803


SEC MAIL PROCESSING
RECEIVED
JUN 22 2015
WASH, D.C.
194
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015
Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant's name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Petróleos Mexicanos
México, D.F. 11311
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes __ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes X No __

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

The following represents an English translation of the unaudited financial information presented to the Mexican Stock Exchange by Petróleos Mexicanos for the period ended March 31, 2015.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2015**

PETROLEOS MEXICANOS

STATEMENT OF FINANCIAL POSITION

AT 31 MARCH 2015 AND 31 DECEMBER 2014

CONSOLIDATED

(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	ENDING CURRENT Amount	PREVIOUS YEAR END Amount
10000000	**TOTAL ASSETS**	**2,142,976,031**	**2,128,368,280**
11000000	**TOTAL CURRENT ASSETS**	**304,912,145**	**289,327,281**
11010000	CASH AND CASH EQUIVALENTS	128,606,787	117,988,528
11020000	SHORT-TERM INVESMENTS	0	0
11020010	AVAILABLE-FOR-SALE INVESTMENTS	0	0
11020020	TRADING INVESTMENTS	0	0
11020030	HELD-TO-MATURITY INVESTMENTS	0	0
11030000	TRADE RECEIVABLES, NET	60,009,377	59,426,533
11030010	TRADE RECEIVABLES	60,674,713	60,025,157
11030020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	-665,336	-598,624
11040000	OTHER RECEIVABLES, NET	64,322,577	54,996,434
11040010	OTHER RECEIVABLES	64,322,577	54,996,434
11040020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	0	0
11050000	INVENTORIES	44,928,768	49,938,656
11051000	BIOLOGICAL CURRENT ASSETS	0	0
11060000	OTHER CURRENT ASSETS	7,044,636	6,977,130
11060010	PREPAYMENTS	0	0
11060020	DERIVATIVE FINANCIAL INSTRUMENTS	1,284,194	1,562,556
11060030	ASSETS AVAILABLE FOR SALE	5,760,442	5,414,574
11060050	RIGHTS AND LICENSES	0	0
11060060	OTHER	0	0
12000000	**TOTAL NON-CURRENT ASSETS**	**1,838,063,886**	**1,839,040,999**
12010000	ACCOUNTS RECEIVABLE, NET	0	0
12020000	INVESTMENTS	22,332,461	22,014,760
12020010	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES	22,332,461	22,014,760
12020020	HELD-TO-MATURITY INVESTMENTS	0	0
12020030	AVAILABLE-FOR-SALE INVESTMENTS	0	0
12020040	OTHER INVESTMENTS	0	0
12030000	PROPERTY, PLANT AND EQUIPMENT, NET	1,785,880,591	1,783,374,138
12030010	LAND AND BUILDINGS	1,320,958,767	1,298,624,242
12030020	MACHINERY AND INDUSTRIAL EQUIPMENT	1,735,094,789	1,711,147,635
12030030	OTHER EQUIPMENT	95,272,867	93,367,670
12030040	ACCUMULATED DEPRECIATION	-1,561,410,523	-1,515,558,153
12030050	CONSTRUCTION IN PROGRESS	195,964,691	195,792,744
12040000	INVESTMENT PROPERTY	0	0
12050000	BIOLOGICAL NON- CURRENT ASSETS	0	0
12060000	INTANGIBLE ASSETS,NET	20,036,204	22,625,264
12060010	GOODWILL	0	0
12060020	TRADEMARKS	0	0
12060030	RIGHTS AND LICENSES	107,575	109,279
12060031	CONCESSIONS	0	0
12060040	OTHER INTANGIBLE ASSETS	19,928,629	22,515,985
12070000	DEFERRED TAX ASSETS	2,726,357	4,142,618
12080000	OTHER NON-CURRENT ASSETS	7,088,273	6,884,219
12080001	PREPAYMENTS	0	0
12080010	DERIVATIVE FINANCIAL INSTRUMENTS	0	0
12080020	EMPLOYEE BENEFITS	0	0
12080021	AVAILABLE FOR SALE ASSETS	0	0
12080040	DEFERRED CHARGES	0	0
12080050	OTHER	7,088,273	6,884,219
20000000	**TOTAL LIABILITIES**	**2,995,339,458**	**2,896,089,134**
21000000	**TOTAL CURRENT LIABILITIES**	**306,662,857**	**334,159,347**
21010000	BANK LOANS	126,144,784	108,858,809
21020000	STOCK MARKET LOANS	48,252,804	37,007,408
21030000	OTHER LIABILITIES WITH COST	0	0
21040000	TRADE PAYABLES	52,024,544	116,178,295
21050000	TAXES PAYABLE	38,642,369	42,420,090
21050010	INCOME TAX PAYABLE	24,890,435	11,389,648
21050020	OTHER TAXES PAYABLE	13,751,934	31,030,442
21060000	OTHER CURRENT LIABILITIES	41,598,356	29,694,745

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **01** YEAR: **2015**

PETROLEOS MEXICANOS

STATEMENT OF FINANCIAL POSITION

AT 31 MARCH 2015 AND 31 DECEMBER 2014

CONSOLIDATED

(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	ENDING CURRENT Amount	PREVIOUS YEAR END Amount
21060010	INTEREST PAYABLE	0	0
21060020	DERIVATIVE FINANCIAL INSTRUMENTS	24,322,215	17,459,740
21060030	DEFERRED REVENUE	0	0
21060050	EMPLOYEE BENEFITS	0	0
21060060	PROVISIONS	0	0
21060061	CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS	0	0
21060080	OTHER	17,276,141	12,235,005
22000000	**TOTAL NON-CURRENT LIABILITIES**	**2,688,676,601**	**2,561,929,787**
22010000	BANK LOANS	154,680,179	151,904,877
22020000	STOCK MARKET LOANS	950,515,566	845,479,409
22030000	OTHER LIABILITIES WITH COST	0	0
22040000	DEFERRED TAX LIABILITIES	1,762,299	4,315,942
22050000	OTHER NON-CURRENT LIABILITIES	1,581,718,557	1,560,229,559
22050010	DERIVATIVE FINANCIAL INSTRUMENTS	0	0
22050020	DEFERRED REVENUE	0	0
22050040	EMPLOYEE BENEFITS	1,494,474,118	1,474,088,528
22050050	PROVISIONS	78,728,880	78,422,943
22050051	NON-CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS	0	0
22050070	OTHER	8,515,559	7,718,088
30000000	**TOTAL EQUITY**	**-852,363,427**	**-767,720,854**
30010000	EQUITY ATTRIBUTABLE TO OWNERS OF PARENT	-852,641,567	-768,065,672
30030000	CAPITAL STOCK	144,604,835	134,604,835
30040000	SHARES REPURCHASED	0	0
30050000	PREMIUM ON ISSUANCE OF SHARES	0	0
30060000	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
30070000	OTHER CONTRIBUTED CAPITAL	43,730,591	43,730,591
30080000	RETAINED EARNINGS (ACCUMULATED LOSSES)	-652,284,934	-551,806,632
30080010	LEGAL RESERVE	1,002,130	1,002,130
30080020	OTHER RESERVES	0	0
30080030	RETAINED EARNINGS	-552,808,762	-287,605,549
30080040	NET INCOME FOR THE PERIOD	-100,478,302	-265,203,213
30080050	OTHERS	0	0
30090000	ACCUMULATED OTHER COMPREHENSIVE INCOME (NET OF TAX)	-388,692,059	-394,594,466
30090010	GAIN ON REVALUATION OF PROPERTIES	0	0
30090020	ACTUARIAL GAINS (LOSSES) FROM LABOR OBLIGATIONS	-408,349,268	-408,349,268
30090030	FOREING CURRENCY TRANSLATION	22,277,429	16,320,433
30090040	CHANGES IN THE VALUATION OF FINANCIAL ASSETS AVAILABLE FOR SALE	-2,620,220	-2,565,631
30090050	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	0	0
30090060	CHANGES IN FAIR VALUE OF OTHER ASSETS	0	0
30090070	SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	0	0
30090080	OTHER COMPREHENSIVE INCOME	0	0
30020000	NON-CONTROLLING INTERESTS	278,140	344,818

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **01** YEAR: **2015**

PETROLEOS MEXICANOS

STATEMENT OF FINANCIAL POSITION
INFORMATIONAL DATA

AT 31 MARCH 2015 AND 31 DECEMBER 2014

CONSOLIDATED

(Thousand Pesos)

Final Printing

REF	CONCEPTS	ENDING CURRENT	PREVIOUS YEAR END
		Amount	Amount
91000010	SHORT-TERM FOREIGN CURRENCY LIABILITIES	110,393,935	96,339,237
91000020	LONG TERM FOREIGN CURRENCY LIABILITIES	854,091,596	752,123,195
91000030	CAPITAL STOCK (NOMINAL)	0	0
91000040	RESTATEMENT OF CAPITAL STOCK	0	0
91000050	PLAN ASSETS FOR PENSIONS AND SENIORITY PREMIUMS	4,054,229	2,993,244
91000060	NUMBER OF EXECUTIVES (*)	0	0
91000070	NUMBER OF EMPLOYEES (*)	151,318	153,085
91000080	NUMBER OF WORKERS (*)	0	0
91000090	OUTSTANDING SHARES (*)	0	0
91000100	REPURCHASED SHARES (*)	0	0
91000110	RESTRICTED CASH (1)	7,088,273	6,884,219
91000120	GUARANTEED DEBT OF ASSOCIATED COMPANIES	0	0

(1) THIS CONCEPT MUST BE FILLED WHEN THERE ARE GUARANTEES OR RESTRICTIONS THAT AFECCT CASH AND CASH EQUIVALENTS
(*) DATA IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2015**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME

CONSOLIDATED

FOR THE THREE MONTHS ENDED 31 MARCH, 2015 AND 2014

(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR	
		ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
40010000	**REVENUE**	279,499,247	279,499,247	406,934,106	406,934,106
40010010	SERVICES	3,593,992	3,593,992	2,699,382	2,699,382
40010020	SALE OF GOODS	275,905,255	275,905,255	404,234,724	404,234,724
40010030	INTERESTS	0	0	0	0
40010040	ROYALTIES	0	0	0	0
40010050	DIVIDENDS	0	0	0	0
40010060	LEASES	0	0	0	0
40010061	CONSTRUCTIONS	0	0	0	0
40010070	OTHER REVENUE	0	0	0	0
40020000	**COST OF SALES**	194,503,005	194,503,005	210,331,518	210,331,518
40021000	GROSS PROFIT	84,996,242	84,996,242	196,602,588	196,602,588
40030000	**GENERAL EXPENSES**	37,902,012	37,902,012	32,611,965	32,611,965
40040000	**PROFIT (LOSS) BEFORE OTHER INCOME (EXPENSE), NET**	47,094,230	47,094,230	163,990,623	163,990,623
40050000	**OTHER INCOME (EXPENSE), NET**	1,338,519	1,338,519	17,178,041	17,178,041
40060000	**OPERATING PROFIT (LOSS) (*)**	48,432,749	48,432,749	181,168,664	181,168,664
40070000	FINANCE INCOME	1,762,134	1,762,134	2,917,627	2,917,627
40070010	INTEREST INCOME	1,762,134	1,762,134	514,335	514,335
40070020	GAIN ON FOREIGN EXCHANGE, NET	0	0	0	0
40070030	GAIN ON DERIVATIVES, NET	0	0	2,403,292	2,403,292
40070040	GAIN ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
40070050	OTHER FINANCE INCOME	0	0	0	0
40080000	FINANCE COSTS	47,955,339	47,955,339	11,069,640	11,069,640
40080010	INTEREST EXPENSE	15,156,816	15,156,816	10,982,308	10,982,308
40080020	LOSS ON FOREIGN EXCHANGE, NET	16,613,118	16,613,118	87,332	87,332
40080030	LOSS ON DERIVATIVES, NET	16,185,405	16,185,405	0	0
40080050	LOSS ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
40080060	OTHER FINANCE COSTS	0	0	0	0
40090000	**FINANCE INCOME (COSTS), NET**	-46,193,205	-46,193,205	-8,152,013	-8,152,013
40100000	SHARE OF PROFIT (LOSS) OF ASSOCIATES AND JOINT VENTURES	39,299	39,299	1,135,183	1,135,183
40110000	**PROFIT (LOSS) BEFORE INCOME TAX**	2,278,843	2,278,843	174,151,834	174,151,834
40120000	INCOME TAX EXPENSE	102,825,129	102,825,129	210,105,257	210,105,257
40120010	CURRENT TAX	104,002,410	104,002,410	210,616,644	210,616,644
40120020	DEFERRED TAX	-1,177,281	-1,177,281	-511,387	-511,387
40130000	**PROFIT (LOSS) FROM CONTINUING OPERATIONS**	-100,546,286	-100,546,286	-35,953,423	-35,953,423
40140000	PROFIT (LOSS) FROM DISCONTINUED OPERATIONS	0	0	0	0
40150000	**NET PROFIT (LOSS)**	-100,546,286	-100,546,286	-35,953,423	-35,953,423
40160000	PROFIT (LOSS), ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	-67,984	-67,984	-70,814	-70,814
40170000	PROFIT (LOSS), ATTRIBUTABLE TO OWNERS OF PARENT	-100,478,302	-100,478,302	-35,882,609	-35,882,609

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR ACCUMULATED	CURRENT YEAR QUARTER	PREVIOUS YEAR ACCUMULATED	PREVIOUS YEAR QUARTER
40180000	BASIC EARNINGS (LOSS) PER SHARE	0	0	0.00	0.00
40190000	DILUTED EARNINGS (LOSS) PER SHARE	0	0	0.00	0.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2015**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME

OTHER COMPREHENSIVE INCOME (NET OF INCOME TAX)

CONSOLIDATED

FOR THE THREE MONTHS ENDED 31 MARCH, 2015 AND 2014

(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR	
		ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
40200000	**NET PROFIT (LOSS)**	**-100,546,286**	**-100,546,286**	**-35,953,423**	**-35,953,423**
	DISCLOSURES NOT BE RECLASSIFIED ON INCOME				
40210000	PROPERTY REVALUATION GAINS	0	0	0	0
40220000	ACTUARIAL EARNINGS (LOSS) FROM LABOR OBLIGATIONS	0	0	0	0
40220100	SHARE OF INCOME ON REVALUATION ON PROPERTIES OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
	DISCLOSURES MAY BE RECLASSIFIED SUBSEQUENTLY TO INCOME				
40230000	FOREING CURRENCY TRANSLATION	5,958,302	5,958,302	-161,781	-161,781
40240000	CHANGES IN THE VALUATION OF FINANCIAL ASSETS HELD-FOR-SALE	-54,589	-54,589	160,200	160,200
40250000	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
40260000	CHANGES IN FAIR VALUE OF OTHER ASSETS	0	0	0	0
40270000	SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
40280000	**OTHER COMPREHENSIVE INCOME**	**0**	**0**	**0**	**0**
40290000	**TOTAL OTHER COMPREHENSIVE INCOME**	**5,903,713**	**5,903,713**	**-1,581**	**-1,581**

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR ACCUMULATED	CURRENT YEAR QUARTER	PREVIOUS YEAR ACCUMULATED	PREVIOUS YEAR QUARTER
40300000	**TOTAL COMPREHENSIVE INCOME**	**-94,642,573**	**-94,642,573**	**-35,955,004**	**-35,955,004**
40320000	COMPREHENSIVE INCOME, ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	-66,678	-66,678	-69,693	-69,693
40310000	COMPREHENSIVE INCOME, ATTRIBUTABLE TO OWNERS OF PARENT	-94,575,895	-94,575,895	-35,885,311	-35,885,311

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **01** YEAR: **2015**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME

INFORMATIONAL DATA

CONSOLIDATED

FOR THE THREE MONTHS ENDED 31 MARCH, 2015 AND 2014

(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR	
		ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
92000010	OPERATING DEPRECIATION AND AMORTIZATION	36,971,061	36,971,061	37,570,391	37,570,391

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **01** YEAR: **2015**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME
INFORMATIONAL DATA (12 MONTHS)

CONSOLIDATED

(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	YEAR	
		CURRENT	PREVIOUS
92000030	REVENUE NET (**)	1,459,293,015	1,618,884,551
92000040	OPERATING PROFIT (LOSS) (**)	482,744,096	707,273,602
92000060	NET PROFIT (LOSS) (**)	-330,135,852	-201,421,339
92000050	PROFIT (LOSS), ATTRIBUTABLE TO OWNERS OF PARENT(**)	-329,798,906	-201,623,738
92000070	OPERATING DEPRECIATION AND AMORTIZATION (**)	142,475,457	149,423,331

(*) TO BE DEFINED BY EACH COMPANY
(**) INFORMATION LAST 12 MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: 01 YEAR: 2015

STATEMENT OF CHANGES IN EQUITY

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CONCEPTS	CAPITAL STOCK	SHARES REPURCHASED	PREMIUM ON ISSUANCE OF SHARES	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	OTHER CAPITAL CONTRIBUTED	RETAINED EARNINGS (ACCUMULATED LOSSES)		ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	EQUITY ATTRIBUTABLE TO OWNERS OF PARENT	NON-CONTROLLING INTERESTS	TOTAL EQUITY
						RESERVES	UNAPPROPRIATED EARNINGS (ACCUMULATED LOSSES)				
BALANCE AT JANUARY 1, 2014	114,604,835	0	0	0	115,313,691	1,002,130	-287,605,549	-129,065,629	-185,750,522	503,882	-185,246,640
RETROSPECTIVE ADJUSTMENTS	0	0	0	0	0	0	0	0	0	0	0
APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0
RESERVES	0	0	0	0	0	335	0	0	335	0	335
DIVIDENDS	0	0	0	0	0	0	0	0	0	0	0
CAPITAL INCREASE (DECREASE)	0	0	0	0	1,809,600	0	0	0	1,809,600	0	1,809,600
REPURCHASE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS	0	0	0	0	0	0	0	0	0	0	0
OTHER CHANGES	0	0	0	0	0	0	0	0	0	0	0
COMPREHENSIVE INCOME	0	0	0	0	0	0	-35,882,609	-2,702	-35,885,311	-69,693	-35,955,004
BALANCE AT MARCH 31, 2014	114,604,835	0	0	0	117,123,291	1,002,465	-323,488,158	-129,068,331	-219,825,898	434,189	-219,391,709
BALANCE AT JANUARY 1, 2015	134,604,835	0	0	0	43,730,591	1,002,130	-552,808,762	-394,594,466	-768,065,672	344,818	-767,720,854
RETROSPECTIVE ADJUSTMENTS	0	0	0	0	0	0	0	0	0	0	0
APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0
RESERVES	0	0	0	0	0	0	0	0	0	0	0
DIVIDENDS	0	0	0	0	0	0	0	0	0	0	0
CAPITAL INCREASE (DECREASE)	10,000,000	0	0	0	0	0	0	0	10,000,000	0	10,000,000
REPURCHASE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS	0	0	0	0	0	0	0	0	0	0	0
OTHER CHANGES	0	0	0	0	0	0	0	0	0	0	0
COMPREHENSIVE INCOME	0	0	0	0	0	0	-100,478,302	5,902,407	-94,575,895	-66,678	-94,642,573
BALANCE AT MARCH 31, 2015	144,604,835	0	0	0	43,730,591	1,002,130	-653,287,064	-388,692,059	-852,641,567	278,140	-852,363,427

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **01** YEAR: **2015**

PETROLEOS MEXICANOS

STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS ENDED 31 MARCH, 2015 AND 2014

CONSOLIDATED

(Thousand Pesos)

Final Printing

REF	ACCOUNT/SUBACCOUNT	CURREENT YEAR Amount	PREVIOUS YEAR Amount
OPERATING ACTIVITIES			
50010000	**PROFIT (LOSS) BEFORE INCOME TAX**	**2,278,843**	**174,151,834**
50020000	+(-) ITEMS NOT REQUIRING CASH	0	0
50020010	+ ESTIMATE FOR THE PERIOD	0	0
50020020	+ PROVISION FOR THE PERIOD	0	0
50020030	+(-) OTHER UNREALISED ITEMS	0	0
50030000	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	48,652,001	40,188,028
50030010	DEPRECIATION AND AMORTISATION FOR THE PERIOD	36,971,100	37,570,391
50030020	(-)+ GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
50030030	+(-) LOSS (REVERSAL) IMPAIRMENT	6,053,900	0
50030040	(-)+ EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	-39,299	-1,135,183
50030050	(-) DIVIDENDS RECEIVED	0	0
50030060	(-) INTEREST RECEIVED	0	0
50030070	(-) EXCHANGE FLUCTUATION	0	0
50030080	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	5,666,300	3,752,820
50040000	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	32,272,260	10,616,388
50040010	(+) ACCRUED INTEREST	14,377,966	10,937,594
50040020	(+) EXCHANGE FLUCTUATION	18,723,183	492,564
50040030	(+) DERIVATIVE TRANSACTIONS	0	0
50040040	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	-828,889	-813,770
50050000	**CASH FLOWS BEFORE INCOME TAX**	**83,203,104**	**224,956,250**
50060000	CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES	-145,970,350	-243,879,741
50060010	+(-) DECREASE (INCREASE) IN TRADE ACCOUNTS RECEIVABLE	-10,113,041	-10,719,368
50060020	+(-) DECREASE (INCREASE) IN INVENTORIES	5,009,888	10,806,084
50060030	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	4,795,301	-7,471,009
50060040	+(-) INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE	-64,153,751	-45,726,665
50060050	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	26,231,487	9,587,828
50060060	+(-) INCOME TAXES PAID OR RETURNED	-107,740,234	-200,356,611
50070000	**NET CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES**	**-62,767,246**	**-18,923,491**
INVESTING ACTIVITIES			
50080000	NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES	-40,984,171	-36,216,780
50080010	(-) PERMANENT INVESTMENTS	-30,329	0
50080020	+ DISPOSITION OF PERMANENT INVESTMENTS	0	0
50080030	(-) INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-40,969,366	-36,070,110
50080040	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
50080050	(-) TEMPORARY INVESTMENTS	0	0
50080060	+ DISPOSITION OF TEMPORARY INVESTMENTS	0	0
50080070	(-) INVESTMENT IN INTANGIBLE ASSETS	0	0
50080080	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
50080090	(-) ACQUISITIONS OF VENTURES	0	0
50080100	+ DISPOSITIONS OF VENTURES	0	0
50080110	+ DIVIDEND RECEIVED	0	0
50080120	+ INTEREST RECEIVED	0	0
50080130	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
50080140	-(+) OTHER INFLOWS (OUTFLOWS) OF CASH	15,524	-146,670
FINANCING ACTIVITIES			
50090000	NET CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	109,065,894	58,056,790
50090010	+ BANK FINANCING	55,175,010	31,745,653
50090020	+ STOCK MARKET FINANCING	114,977,702	65,693,600
50090030	+ OTHER FINANCING	0	0
50090040	(-) BANK FINANCING AMORTISATION	-46,728,969	-29,770,251
50090050	(-) STOCK MARKET FINANCING AMORTISATION	-8,795,683	0
50090060	(-) OTHER FINANCING AMORTISATION	0	0
50090070	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	10,000,000	1,809,600
50090080	(-) DIVIDENDS PAID	0	0
50090090	+ PREMIUM ON ISSUANCE OF SHARES	0	0
50090100	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
50090110	(-) INTEREST EXPENSE	-15,562,166	-11,421,812
50090120	(-) REPURCHASE OF SHARES	0	0
50090130	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **01** YEAR: **2015**

PETROLEOS MEXICANOS

STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS ENDED 31 MARCH, 2015 AND 2014

CONSOLIDATED

(Thousand Pesos)

Final Printing

REF	ACCOUNT/SUBACCOUNT	CURREENT YEAR	PREVIOUS YEAR
		Amount	Amount
50100000	NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,314,477	2,916,519
50110000	EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	5,303,782	-490,222
50120000	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	117,988,528	80,745,719
50130000	CASH AND CASH EQUIVALENTS AT END OF PERIOD	128,606,787	83,172,016

DISCUSSION AND ANALYSIS OF THE ADMINISTRATION ON THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY

Analysis and Review of the Administration on the Operations and Financial Results of Petróleos Mexicanos (the Company) as of March 31, 2015.

In addition to this document, the Company is providing a report to publish its preliminary financial and operational results for the first quarter of 2015. The Company encourages the reader to analyze this report together with the information provided in the Annexes hereto and the transcript of its conference call announcing its quarterly results. All comparisons are made against the same period of the previous year unless otherwise specified. This call took place on April 30, 2015. Annexes, transcripts and relevant documents related to this call can be found at www.pemex.com/en/investors.

Quarterly information summary

*Total sales during the first quarter amounted to MXN 279.5 billion, a 31.3% decrease as compared to the same period of 2014.

* Operating income totaled MXN 48.4 billion, a 73.3% decrease as compared to the first quarter of 2014.

* Total hydrocarbons production averaged 3.4 million barrels of oil equivalent per day (MMboed); crude oil production decreased by 7.7%.

* The average price of the Mexican crude oil basket decreased by 51.5%, from USD 92.41 to USD 44.84.

* EBITDA totaled MXN 119.2 billion (USD 7.9 billion).

FINANCIAL RESULTS

Total sales

During the first quarter of 2015, total sales decreased by 31.3%, or MXN 127.4 billion, as compared to the same period of 2014, primarily as a result of:

- a 39.3%, or MXN 68.0 billion decrease in exports, mainly due to a 44.4%, or MXN 58.1 billion decrease in exports of crude oil and condensates, largely due to a 51.5% decline in the price of the Mexican crude oil basket, from USD 92.41 per barrel during the first quarter of 2014 to USD 44.84 per barrel during the same quarter of 2015. As it can be observed, the decrease in export sales was driven by a decline in the average price of the Mexican crude oil basket, since export volumes actually increased from 1,190 Mbd during the first quarter of 2014, to 1,263 Mbd during the same period of 2015. The price effect on exports of oil and condensates had a negative impact of MXN 66.1 billion on this reduction, and was partially offset by an increase in sales volume by MXN 8.0 billion; and
- a 26.1%, or MXN 60.3 billion decrease in domestic sales, primarily due to 5.1%, and 41.0% decreases in sales volumes of dry gas and fuel oil, respectively.

DISCUSSION AND ANALYSIS OF THE ADMINISTRATION ON THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY

Consolidated

Final Printing

Gross & Operating Income
During the first quarter of 2015, gross income decreased by 56.8%, or MXN 111.6 billion, as compared to the same period of 2014, primarily due to a MXN 127.4 billion decrease in total sales. The previous was partially offset by a MXN 15.8 billion decrease in cost of sales, mainly due to a reduction in purchases for resale.

In addition, operating income decreased by 73.3%, or MXN 132.7 billion, as compared to the same period of 2014, to MXN 48.4 billion, primarily as a result of lower reference prices of gasoline and diesel, which yielded a MXN 15.4 billion reduction in the accrued amount of IEPS credit.

Depreciation and amortization decreased by 1.6%, or MXN 0.6 billion, primarily due to the impact on depreciation of the recognition of impairment charges recorded.

Composition of Net Income (Loss)
During the first quarter of 2015, PEMEX recorded a net loss of MXN 100.5 billion, primarily as a result of:

- operating income of MXN 48.4 billion;
- net interest expense of MXN 13.4 billion;
- costs associated to financial derivatives of MXN 16.2 billion;
- a foreign exchange loss of MXN 16.6 billion; and
- taxes and duties of MXN 102.8 billion.

During the first quarter of 2015, taxes and duties paid amounted to MXN 102.8 billion. The ratio of taxes and duties paid to operating income was 212.3% during the first quarter of 2015, as compared to 116.0% during the same period of 2014.

In addition, taxes and duties paid were at least 45 times the income before taxes and duties realized during the first quarter of 2015, as compared to 1.2 times during the first quarter of 2014.

Evolution of Net Income (Loss)
The increase in net loss during the first quarter of 2015 is primarily explained by:

- a 73.3%, or MXN 132.7 billion decrease in operating income;
- a MXN 2.9 billion increase in net interest expense;
- an MXN 18.6 billion increase in costs associated to financial derivatives, mainly due to the appreciation of the U.S. dollar against currencies other than the Mexican peso in which the Company has issued debt;
- a MXN 16.5 billion foreign exchange loss, as a result of a 3.0% depreciation of the Mexican peso relative to the U.S. dollar during the first quarter of 2015, as compared to a 0.1% depreciation of the Mexican peso relative to the U.S. dollar during the same period of 2014; and
- a 51.1%, or MXN 107.3 billion decrease in taxes and duties, due to a decline in the production and price of the Mexican crude oil basket.

As a result of the aforementioned, PEMEX recorded a net loss of MXN 100.5 billion during the first quarter of 2015, as compared to MXN 35.9 billion during the same period of 2014.

Comprehensive Income (Loss)
During the first quarter of 2015, other comprehensive results increased by MXN 5.9 billion, primarily as a result of a MXN 6.1 billion increase in currency translation effects. As a result, the comprehensive loss amounted to MXN 94.6 billion.

Fiscal Regime
As of January 1, 2015, PEMEX is subject to a new fiscal regime that imposes the following taxes and duties:
- *Derecho por la Utilidad Compartida* (Profit Sharing Duty): this duty is determined by applying the corresponding rate to the value of hydrocarbons produced (including own consumption, waste or flaring) less certain permitted deductions. Under previous fiscal regime, which prevailed from January 1, 2006 and until December 31, 2014, deductions of costs under the Ordinary Hydrocarbons Duty could not exceed USD 6.50 per barrel of oil equivalent of crude oil and associated gas and USD 2.70 per thousand cubic feet of non-associated natural gas.

	Profit Sharing duty rate
2015	70.00%
2016	68.75%
2017	67.50%
2018	66.25%
2019 and after	65.00%

	Maximum allowable deductions for costs, expenses and deductible investments of the Profit Sharing Duty for crude oil and associated natural gas
2015	10.600%
2016	11.075%
2017	11.550%
2018	12.025%
2019 and after	12.500%

	Maximum allowable deductions for costs, expenses and deductible investments of the Profit Sharing Duty for non-associated natural gas natural and condensates
Non-associated natural gas fields	80% from 2015 and after
Marine areas with water depth of > 500 m	60% from 2015 and after
Chicontepec Paleocanal	

- *Derecho de Extracción de Hidrocarburos* (Hydrocarbon Extraction Duty): this duty is to be determined based on a percentage linked to the value of the extracted hydrocarbon.

	Percentage of crude oil value
Price per barrel < USD 48.00	7.5%
Price per barrel > USD 48.00	[(0.125 * Price per barrel) + 1.5]%

The prices that determine the percentage to be paid are to be adjusted by the US producer price index.

Percentage of associated natural gas
Price per MM BTU / 100

The prices that determine the percentage to be paid are to be adjusted by the US producer price index.

	Percentage of non-associated natural gas
Price per MM BTU < USD 5.0	0.0%
USD 5.0 < Price per MM BTU < USD 5.5	60.5 * (1 – 5 / Price per MM BTU)%
Price per MM BTU > USD 5.5	Price per MM BTU / 100

The prices that determine the percentage to be paid are to be adjusted by the US producer price index.

	Percentage of condensate value
Price per barrel < USD 60.00	5.0%
Price per barrel > USD 60.00	[(0.125 * Price per barrel) - 2.5]%

The prices that determine the percentage to be paid are to be adjusted by the US producer price index.

- *Derecho de Exploración de Hidrocarburos* (Hydrocarbon Exploration Duty): a fixed fee per square kilometer of exploration areas.

	Monthly fee per km^2 of exploration of the Hydrocarbon Exploration Duty
First 60 months	MXN 1,150 per km^2
Month 61 and after	MXN 2,750 per km^2

The amounts are to be adjusted every January in accordance with the National Consumer Price Index (*Índice Nacional de Precios al Consumidor*).

DISCUSSION AND ANALYSIS OF THE ADMINISTRATION ON THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY

Consolidated

Final Printing

- *Impuestopor la Actividad de Exploración y Extracción de Hidrocarburos* (Hydrocarbons Exploration and Extraction Activities Tax): A specified fee on the exploration and extraction activities carried out in the relevant area.

	Monthly fee per km^2 of the Hydrocarbons Exploration and Extraction Activities Tax
Exploration phase	MXN 1,500 per km^2
Extraction phase	MXN 6,000 per km^2

The amounts are to be adjusted every January in accordance with the National Consumer Price Index (*Índice Nacional de Precios al Consumidor*).

- *Impuesto sobre la Renta* (Income Tax): applicable corporate income tax to revenues. Beginning in 2015, the Company and the subsidiary entities will be subject to the Income Tax and the Hydrocarbons Income Tax is abrogated.

Although since 2015, the Company has been subject to a new fiscal regime that is more in line with the rest of the oil and gas industry. The Company, as opposed to other companies, is still not able to deduct all of its operating costs and expenses on its calculation of taxes and duties. As a result, taxes and duties paid have consistently been greater than income before taxes and duties and operating income since 1998, except for 2006, when the cap on permitted deductions was updated.

It is therefore desirable that in the future, the fiscal regime applicable to the Company is one that is comparable to other companies in the oil and gas industry. In order to realize all of the expected benefits from the Energy Reform, it is of utmost importance that all players in the Mexican oil and gas industry operate under equal conditions.

Working Capital
As of March 31, 2015, working capital totaled MXN (7.5) billion, primarily as a result of a MXN 28.5 billion increase in short-term financial debt, a MXN 6.9 billion increase in derivate financial instruments, and a MXN 5.0 billion increase in accounts and accrued expenses payable, which were partially offset by a MXN 64.1 billion reduction in suppliers.

Financial Debt
Total financial debt increased by 11.9%, to MXN 1,279.6 billion (USD 84.4 billion), primarily due to the additional financing activities carried out during the period.

During 2015, Petróleos Mexicanos and PMI's (P.M.I. Holdings, B.V., P.M.I. Norteamérica, S.A. de C.V., Pemex Finance Ltd and Pro-Agroindustria, S.A. de C.V.) total financing activities amounted to

MXN 175.2 billion (USD 11.6 billion). Total debt payments made during the period amounted to MXN 55.5 billion (USD 3.7 billion).

PEMEX's financing strategy is intended to take advantage of financial markets with increased liquidity, maximize efficiencies with respect to reference curves, seize opportunities in select markets and maintain a diversified debt maturity profile.

Investment Activities

During the first quarter of 2015, PEMEX spent MXN 112.6 billion (USD 7.5 billion, convenience translation has been made at the established average exchange rate for the first quarter of 2015, of MXN 14.9294 = USD 1.00) on investment activities, which represents 36.6% of the total investment of MXN 307.6 billion that were programmed for the year. These investments were allocated as follows:

- MXN 98.2 billion to Pemex-Exploration and Production (including maintenance expenditures), MXN 12.7 billion of which were allocated to exploration;
- MXN 11.3 billion to Pemex-Refining;
- MXN 2.0 billion to Pemex-Gas and Basic Petrochemicals;
- MXN 0.8 billion to Pemex-Petrochemicals; and
- MXN 0.3 billion to Petróleos Mexicanos Corporate.

Financing Activities

Capital Markets

On March 24, 2015, the Comisión Nacional Bancaria y de Valores (CNBV) authorized Petróleos Mexicanos' Certificados Bursátiles short-term program for a revolving amount of up to MXN 10.0 billion, of which MXN 5.0 billion are available at the date of this report.

On April 21, 2015, Petróleos Mexicanos issued the following series of securities for an aggregate amount of EUR 2.25 billion:

- EUR 1.0 billion 1.875% Notes due in April 2022; and
- EUR 1.25 billion 2.750% Notes due in April 2027.

Syndicated Revolving Credit Lines

As of April 30, 2015, Petróleos Mexicanos holds syndicated revolving credit lines for liquidity management in the amounts of USD 4.5 billion and MXN 23.5 billion, of which USD 1.55 billion and MXN 3.5 billion are available.

OPERATING RESULTS

Exploration & Production

Crude Oil Production

During the first quarter of 2015, total crude oil production averaged 2,300 Mbd, a 7.7% decrease as compared to the same period of 2014. This variation was primarily due to:

- a 12.1% decrease in the production of heavy crude oil, as a result of the natural decline in production and an increase in the fractional water flow of wells in highly fractured deposits of the Cantarell business unit, in the North Eastern Marine region, and as a result of bad weather conditions in the Gulf of Mexico during January, which caused production deferrals due to inventory buildup;
- a 13.2% decrease in extra-light crude oil production, primarily due to an increase in the fractional water flow of wells of the Pijije and Sen fields of the Samaria-Luna business unit, a natural decline in production at the Costero field, as well as an increase in the fractional water flow with high salt concentration of wells of the Teotleco and Juspí fields in the Macuspana-Muspac business unit of the Southern region. We would like to highlight the increase in production at the Xux field in the Southwestern Marine region that began production in June 2014, which contributed an average of 42.4 Mbd to total crude oil production by the end of March.

This decrease was partially offset by a 1.1% increase in production of light crude oil, primarily due to the development of the Tsimín, Onel, Xanab, Chuhuk and Homol fields in the Southwestern Marine region, and of the Kambesah field in the Northeastern Marine region. Altogether, these fields reached an average production of 278 Mbd during the first quarter of 2015.

Natural Gas Production

During the first quarter of 2015, natural gas production decreased by 0.9% (does not include nitrogen), as compared to the same quarter of 2014. This decrease was primarily driven by a 4.4% decrease in associated gas production, mainly as a result of:

- an increase in the fractional water flow of wells in highly fractured deposits of the Bellota-Jujo and Samaria Luna business units in the Southern region; and
- a natural decline in production at the fields of the Abkatún-Pol Chuc business unit in the Southwestern Marine region. We would highlight the increase in average production at the Xux field, which reached 207 MMcfd.

This decline was partially offset by a 7.9% increase in non-associated gas production during the period, primarily at the Burgos business unit in the Northern region.

Gas Flaring

During the first quarter of 2015, gas flaring increased by 84 MMcfd, primarily due to increased levels of associated gas extraction in the marine regions, as well as capacity limitations to handle and transport natural gas. The previous was primarily caused by delays in the completion of works for gas utilization, maintenance of marine pipelines, a lack of standby equipment for gas-lifting turbo compressors, and problems with compression equipment located on marine rigs.

In this context, the gas use for the first quarter of 2015 was 95.5%.

Operational Infrastructure

During the first quarter of 2015, the average number of operating wells totaled 9,507, a 2.2% decrease as compared to the average number of operating wells during the same quarter of 2014.

The completion of wells decreased by 39.1%, from 138 to 84 wells, mainly due to a decrease in the completion of development wells. The previous was a result of a scheduled reduction of activities at the Poza Rica-Altamira and Veracruz business units in the Northern region, at the Cinco Presidentes business unit in the Southern region, and at the Cantarell and Ku-Maloob-Zaap business units of the Northeastern Marine region. On the other hand, six exploration wells were completed during the quarter, which is equivalent to the number of wells completed during the same period of 2014.

Seismic Information

During the first quarter of 2015, PEMEX acquired 468 km of 2D seismic data by focusing its two-dimensional acquisition efforts on the Sur de Burgos 2D study.

In addition, PEMEX acquired 267 km^2 of 3D seismic data by focusing its three-dimensional acquisition efforts on the Ku-Maloob-Zaap 3D 3C study.

Reserves Replacement Rate

As of January 1 2015, the proved reserves replacement rate reached 67.4%.

Abkatún-A Permanente

On April 1, 2015, an explosion occurred at the Abkatún-A Permanente processing platform in the Southwestern Marine region of the Gulf of Mexico. As a result of the incident, four people died and 45 people were injured. The Company profoundly regrets the loss of human lives and the injuries suffered by workers due to this incident.

As of the date of this report, the Company, along with the Ministry of the Environment and Natural Resources (SEMARNAT), the Federal Attorney General (PGR), the National Agency for Industrial Safety and Environmental Protection of the Hydrocarbons Sector (ASEA) and the Federal Attorney for Environmental Protection (PROFEPA), is conducting a root cause analysis to determine the primary cause of the explosion.

Following the explosion, 60 wells in the region were closed until April 5, 2015, resulting in a decrease in production of 220 Mbd during the period. As of April 6, 2015, the Company recovered 170 Mbd of production and it expects production to fully recover in June 2015.

The Company is also working to increase production at the Litoral de Tabasco business unit in order to help offset the decrease in production that was caused by the explosion.

<u>Industrial Transformation</u>

Crude Oil Processing

During the first quarter of 2015, total crude oil processing decreased by 9.3%, as compared to the same period of 2014, primarily due to scheduled maintenance cycles; non-scheduled maintenance and overhaul works; and operational problems resulting from the quality of crude oil supplied by producing areas.

DISCUSSION AND ANALYSIS OF THE ADMINISTRATION ON THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY

Consolidated

Final Printing

The ratio of heavy crude oil to total crude oil processed by the National Refining System (NRS) increased by 4.8 percentage points, as part of an effort to take advantage of highly specialized equipment to convert residuals and maximize the output of gasoline and diesel.

PEMEX's usage of its primary distillation capacity decreased by 6.2 percentage points, primarily due to maintenance cycles, overhaul projects and the operational problems described above.

Production of Petroleum Products
During the first quarter of 2015, total petroleum products output decreased by 8.2%, as compared to the same period of 2014, primarily due to a decrease in the amount of crude oil processed during this period.

Variable Refining Margin
During the first quarter of 2015, PEMEX's NRS recorded a negative variable refining margin of USD 0.15 per barrel, as compared to USD 2.93 per barrel during the first quarter of 2014. This decrease was primarily due to a decline in international reference prices of oil and refined products.

Natural Gas Processing and Production
During the first quarter of 2015, natural gas processing decreased by 2.0%, as compared to the same period of 2014, in response to the decreased availability of sour and sweet wet gas from both the offshore and onshore regions. As a result, dry gas and natural gas liquids production decreased by 2.0% and 5.2%, respectively, as compared to the same period of 2014.

Condensates processing increased by 0.6% during the first quarter of 2015, as compared to the same period of 2014, primarily due to an increased supply of sweet and sour condensates from the Northern region.

Petrochemicals Production
During the first quarter of 2015, the production of petrochemical products decreased by 11.9%, or 172 Mt, as compared to the same period of 2014, primarily due to the following:

- a 53 Mt decrease in production in the methane derivatives chain, due to decreased output of carbon dioxide and ammonia, in response to maintenance cycles and delayed operations at the Cosoleacaque petrochemical complex;
- a 13 Mt decrease in production in the ethane derivatives chain, mainly due to a decline in production of low-density polyethylene, as well as to the decreased supply of ethane, as a result of scheduled and non-scheduled maintenance cycles along the supply chain;
- a 5 Mt decrease in production in the propylene and derivatives chain, due to decreased supply of propylene, which was partially offset by an increase in production of acrylonitrile, as a result of regularized operations of plants; and
- a decrease in production of other petrochemicals, primarily due to a decrease in production of octane gasoline, which resulted from an increase in the use of octane gasoline as an input in the production of additional high octane hydrocarbons.

This decrease was partially offset by a 32 Mt increase in production in the aromatics and derivatives chain, due to the increased production of high octane hydrocarbons.

Industrial Transformation Projects

BlackRock & First Reserve

On March 26, 2015, the Company signed an agreement with BlackRock Inc. and First Reserve Corp., pursuant to which BlackRock and First Reserve are to acquire a joint interest in phase two of the Los Ramones pipeline project. The joint interest is expected to fund approximately 45% of the phase two natural gas pipeline.

Phase two of the Los Ramones pipeline will measure approximately 744 km in length and will run from Nuevo León to Guanajuato. The pipeline will facilitate the supply of natural gas to central and western Mexico.

NuStarEnergy

On April 10, 2015, the Company announced a ten-year agreement between NuStar Energy L.P. ("NuStar") and PMI, a subsidiary company of Petróleos Mexicanos, for the transportation and storage of naphtha.

Pursuant to the agreement, naphtha produced at the Reynosa-Burgos complex will be transported via NuStar's Burgos-Valley pipeline system first to a terminal in Edinburg, Texas, and then to Transmontaigne's terminal in Brownsville.

Maverick Terminal LLC

On April 21, 2015, the Company through its affiliate, PMI, signed an agreement for the storage of liquid fuels, with Maverick Terminal LLC.

Pursuant to the agreement, four tanks will be installed in Brownsville, Texas, which will have an initial total capacity of 300 Mbd, with a capability of expansion of up to 700 Mbd. Operations are expected to start during the third quarter of 2015.

Anhydrous Ethanol

In 2014 the Company initiated a call for bids to procure anhydrous ethanol to be blended at a ratio of 5.8% in Magna gasoline to reduce greenhouse gas emissions.

The blending process is expected to take place in the storage and distribution terminals (TAR) located in Ciudad Madero, Ciudad Mante, San Luis Potosí, Ciudad Valles, Veracruz, Pajaritos, Perote and Xalapa.

On March 19, 2015, the Company announced the results of the tenders:

TAR	Company

Perote	Alcoholera de Zapopan, S.A. de C.V.
Xalapa	Soluciones en Ingeniería Naval, Marina y Terrestre, S.A. de C.V.
Veracruz	Destiladora del Papaloapan, S.A. de C.V./ Fabricación de Alimentos Tenerife, S.A. de C.V. (Joint Proposal)
San Luis Potosí, Ciudad Valles y Ciudad Mante	Bioenergéticos Mexicanos, SAPI de C.V. / Productores de Bioenergéticos Mexicanos, SAPI de C.V. (Joint Proposal)
Ciudad Madero	Void (Subject to rebid)
Pajaritos	Void (Subject to rebid)

On April 8, 2015, the Company signed contracts with each of the companies listed in the table above for the supply of anhydrous ethanol.

The Company will invest MXN 880 million in the development of the necessary infrastructure for handling and mixing anhydrous ethanol and in the preparation of base gasoline in the Madero and Minatitlán refineries.

In addition, anhydrous ethanol producers are expected to invest at least approximately USD 132 million to build and adapt their bio-refineries.

Pemex Gas Stations

As of March 31, 2015, a total of 10,908 PEMEX gas stations were registered, which is 373 more than the number registered as of March 31, 2014.

INDUSTRIAL SAFETY

Frequency Index

During the first quarter of 2015, the accumulated frequency index for PEMEX personnel was 0.53 injuries per million man-hours worked (MMhh), which represents a 30.9% increase as compared to the same period of 2014, and is 32% higher than the International Association of Oil & Gas Producers (IOGP) standard for 2013, which was 0.40.

This index refers to the number of accidents with incapacitating injuries per million man-hours worked (MMhh) with risk exposure during the relevant period of time. An incapacitating injury is an injury, functional damage or death that is caused, either immediately or subsequently, by a sudden event at work or during work-related activities. Man-hours worked with risk exposure represent the number of hours worked by all personnel, including overtime hours.

Severity Index

By the end of the first quarter of 2015, the accumulated severity index was 14 days lost per MMhh, a 17.5% decrease as compared to the first quarter of 2014, mainly due to a decrease in accidents at Pemex-Exploration and Production.

This index refers to the total number of days lost per million man-hours worked with risk exposure during the relevant period of time. The number of days lost is based on medical leaves of absence for injuries stemming from accidents at work, plus the number of corresponding days on which compensation is paid for partial or total disability or death.

The Company continues to direct its efforts toward supporting the implementation of its Operational Reliability Program while focusing on strengthening its accident containment plan through the following methods: operational discipline, operational procedures and safety practices, training and development, process-risk assessment, effective audits and mechanical integrity, labor management, repair and maintenance management, operating windows, risk-based inspections and operational reliability oriented maintenance. The Company has made progress through these initiatives and continues to evaluate their impact.

ENVIRONMENTAL PROTECTION

Sulfur Oxide Emissions

During the first quarter of 2015, sulfur oxide emissions increased by 2.6% as compared to the same period of 2014, due to emissions produced as a result of the decline in wells that use nitrogen to increase its production, which resulted in an increase in the generation of sour gas with a high nitrogen content that is then burnt at the Northeastern Marine region and at the Akal C7/C8 Gas Processing Center. In addition, a Pemex-Gas and Basic Petrochemicals sulfur recuperation unit was removed for maintenance, which also contributed to the increase in sulfur oxide emissions during the quarter.

Water Reuse

During the first quarter of 2015, the reuse of water decreased by 11.9% as compared to the same period of 2014, primarily due to the decrease in the utilization rates of residual water treatment plants in the NRS.

OTHER RELEVANT INFORMATION

Actions to Reduce Current Expenditures

On February 27, 2015, the Company announced that it had reached an agreement with the Petroleum Workers' Union to implement a cost-savings program that is expected to decrease operating costs associated with personnel services by MXN 10.0 billion in 2015. This decrease represents 16% of PEMEX's total budget adjustment for 2015 approved by the Board of Directors on February 13, 2015.

Adoption of Creation Resolutions for New Subsidiary Entities

DISCUSSION AND ANALYSIS OF THE ADMINISTRATION ON THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY

Consolidated

Final Printing

On March 27, 2015, the Board of Directors of Petróleos Mexicanos adopted creation resolutions for each of the following productive state-owned subsidiaries:

- Pemex Exploration and Production;
- Pemex Industrial Transformation;
- Pemex Drilling and Services;
- Pemex Logistics;
- Pemex Cogeneration and Services;
- Pemex Fertilizers; and
- Pemex Ethylene.

Each of the new state-owned productive subsidiaries listed above will replace the existing subsidiary entities and assume all of their rights and obligations. On April 28, 2015, corresponding decrees on the creation of the new state-owned productive subsidiaries were published on the Official Gazette of the Federation.

New Organic Statute
The Board of Directors also adopted a new Organic Statute of Petróleos Mexicanos. The Statute was also published on the Official Gazette of the Federation on April 28, 2015.

Board of Director Appointments
On March 27, 2015, the Board of Directors appointed the following individuals to the positions indicated below:

- José Manuel Carrera Panizzo, Corporate Director of Alliances and New Business Development.
- Tirso Armando Castañón Terminel, Corporate Director of Human Resources.
- Pedro Silva López, Corporate Director of Research and Technological Development.

The Board of Directors also reappointed the following executives:

- Mario Alberto Beauregard Álvarez, Chief Financial Officer.
- Víctor Díaz Solís, Corporate Director of Management.
- Arturo Francisco Henríquez Autrey, Corporate Director of Procurement and Supply.
- José Luis Luna Cárdenas, Corporate Director of Information Technologies and Business Processes.
- Marco Antonio de la Peña Sánchez, Legal Director.
- Tomás Ibarra Guerra, Deputy Director of the Institutional Internal Control Unit.

With regard to the Corporate Director of Planning, Coordination and Performance, the Director General will appoint an acting Corporate Director of Planning, Coordination and Performance while a proposal is presented to the Board of Directors.

First Reserve
On April 7, 2015, the Company signed a memorandum of understanding (an "MOU") with First Reserve to explore new business opportunities with respect to a wide range of projects.

The MOU contemplates an investment of up to USD 1.0 billion in potential projects related to infrastructure, shipping, cogeneration and processing, among others, in addition to the exchange of technical and operational knowledge and experience.

Crude Oil Exports to South Korea
In accordance with its marketing strategy to geographically diversify crude oil exports, the Company has increased its exports to the Far East by approximately 5 million barrels by increasing crude oil sales to South Korea. The supply is composed of 80% Isthmus light crude oil and 20% Maya heavy crude oil.

TREASURY POLICIES

Regarding treasury policies, the Company seeks to have sufficient financial resources to meet its payment obligations and those of its productive subsidiary entities and affiliates, as well as to promote the integration and consolidation of its cash position and projection.

In addition, the Company develops investment mechanisms of its financial resources to maintain market and ensure the best procurement terms provided by financial institutions.
The investment of resources of Petróleos Mexicanos treasury in pesos and dollars are based on the following policies:

Mexican Pesos
The Company, for its financial transactions, is bound to the observance and compliance with applicable regulations issued by the Federal Government. The Ministry of Finance provides guidelines to all Federal Government public-sector entities, for managing their funds stating that Petróleos Mexicanos may only invest in:
a) government securities and repurchase agreements with government securities;
b) financial transactions by the Federal Government;
c) demand deposits at commercial banks. The balance must not exceed 10% of the balance of the available funds;
d) balances with the Treasury; and
e) shares of capital stock of investment companies, whose investment objective are government securities.

It is important to mention that repurchase agreements holding government securities are made with financial institutions that obtain at least the following credit scores from the rating agencies:

National Scale	Fitch	Standard and Poor's	Moody's
Long Term	AA(mex)	mxAA	Aa2.mx

U.S. Dollars
Investments in U.S. dollars must meet the Company's operating and strategic requirements, and must be previously approved by Banco de México. Nowadays, the Company's investments in dollars are limited to operating accounts, short-term investment funds and fixed-term deposits. The

Company's investments made in U.S. dollars are managed by Banco de México; however, the Company is authorized to contract external parties to administer investments in dollars.

Cash and Cash Equivalents Currencies

The Company' cash and cash equivalents are primarily in Mexican pesos and U.S. dollars, since sale revenues are made in these currencies. At the same time, the Company makes payment of several expenses and debt in these currencies.

Tax Credits or Debits

In February 2010, the Administrative Taxation Service (Servicio de Administración Tributaria, "SAT") notified PEMEX – Exploration and Production ("PEP") of the results of its review of its financial statements for the fiscal year ended December 31, 2006 regarding federal contributions, the Value Added Tax (*Impuesto al Valor Agregado*, "IVA") and the Ordinary Hydrocarbon Duty. On September 20, 2010, the SAT resolved and on September 22, 2010 notified PEP that it owed an additional MXN 4,575.2 million (including penalties and interest). On November 30, 2010, PEP filed an administrative claim (file 28733/10-17-03-7) against this resolution before the *Tercera Sala Regional Metropolitana del Tribunal Federal de Justicia Fiscal y Administrativa* (Third Metropolitan Regional Court of the Federal Fiscal and Administrative Court). On November 20, 2013, the file was remitted to the Superior Tribunal derived from the exercise of the attraction faculty, which resides in the First Section, under case number 28733/10-17-03-7/1838/13-S1-05-04. The First Section of the Superior Tribunal instructed the return of the case to the Third Regional Metropolitan Court to, once the violation of the procedure were remedied, the file should be remitted for sentence. By agreements reached on September 3, 2014, the Regional Metropolitan Court received the file and provided the terms to present pleas, which were presented by PEP on September 10, 2014. By agreements reached on October 1, 2014 and published on the Electronic Bulletin of October 6, 2014, the Court declared the instruction closed and ordered to remit the files to the First Section of the Superior Tribunal. On December 1, 2014, the General Agreements Secretariat of the Superior Tribunal remitted the file for resolution, which, as of the date of this document, is still pending.

On September 19, 2014, the Company was notified of the credit determined on the document 900-07-2014-52233, dated September 8, 2014, through which the SAT described a fiscal credit amounting to MXN 3,581.8 million due to supposed income tax payments omissions, fines, surcharges and updates, stating that the Company withheld and notified of taxes applicable to interests paid to residents in foreign countries at a 4.9% rate instead of applying a 28% rate. On November 3, 2014, the Company filed an appeal against the fiscal credit, which, as of the date of this document, is still pending.

In February 2010, the SAT notified Pemex-Refining ("PR") of the results of its review of its financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, value added tax and the Tax on Oil Revenues. On September 20, 2010, the SAT notified PR of a fiscal credit it owed amounting to MXN 1,553.4 million, due to an omission of value added tax, including penalties and interest. On November 30, 2013, PR promoted an administrative claim against that resolution (file 28733/10-17-03-7) before the Third Metropolitan Regional Court of the Federal Fiscal and Administrative Court. By agreements reached on November 20, 2013, the file was remitted to the Superior Tribunal derived from the exercise of the attraction faculty, which resides in the First Section, under case number 28733/10-17-03-7/1838/13-S1-05-04. The First Section of the Superior Tribunal instructed the return of the case to the Third Regional Metropolitan Court to, once the violation of the procedure were remedied, the file should be remitted for sentence. By agreements reached on September 3, 2014, the Regional Metropolitan Court received the file and provided the terms to present pleas, which were presented by PR on September 10, 2014. By agreements reached on October 1, 2014 and published on the Electronic Bulletin of October 6, 2014, the Court declared the instruction closed and ordered to remit the files to the First Section of the Superior Tribunal. On December 1, 2014, the General Agreements Secretariat of the Superior Tribunal remitted the file for resolution, which, as of the date of this document, is still pending.

INTERNAL CONTROL

The Company's management is responsible for establishing and maintaining an adequate internal control system for financial reporting. This system is designed to provide reasonable assurance regarding the reliability of financial statement information and the preparation of financial statements in accordance with International Financial Reporting Standards (IFRS). The system of internal control over financial reporting includes those policies and procedures for:

- making sure that the records reasonably consider necessary details, that these are accurate and complete, and reflect the transactions and movements of the Company's assets;
- providing reasonable assurance that all transactions have been registered for the preparation of the financial statements in accordance with IFRS and that PEMEX' expenses are made only in accordance with authorizations of the management and authorized staff given the right to by subsidiaries or entities concerned; and
- providing management staff a reasonable assurance regarding prevention and early detection of any acquisition, disposal or use of unauthorized assets that could affect PEMEX's financial statements.

For the proper performance of their duties, the Board of Directors of Petróleos Mexicanos counts with the Audit and Performance Evaluation Committee, that has within its powers, to establish a risk management system that can affect the situation and financial operations of the Company, and regularly report to the Council on follow-up. In addition, the Audit and Performance Evaluation Committee should inform the Board of Directors the status of the internal control system and propose their amendments.

In order to perform their functions, the Audit and Performance Evaluation verifies compliance with the goals, objectives, plans and programs of the Company, including the timing, terms and conditions of the commitments adopted, as well as the performance indicators; verifies and certifies the reasonableness and adequacy of accounting and financial reporting, and supervises the processes to design, integrate and disseminate the financial and accounting information, besides the audits to be conducted.

FORWARD-LOOKING STATEMENT AND CAUTIONARY NOTE

Variations

DISCUSSION AND ANALYSIS OF THE ADMINISTRATION ON THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY

Consolidated

Final Printing

Cumulative and quarterly variations are calculated comparing the period with the same one of the previous year; unless specified otherwise.

Rounding
Numbers may not total due to rounding.

Financial Information
Excluding budgetary and volumetric information, the financial information included in this report and the annexes hereto is based on unaudited consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), which PEMEX has adopted effective January 1, 2012. Information from prior periods has been retrospectively adjusted in certain accounts to make it comparable with the unaudited consolidated financial information under IFRS. For more information regarding the transition to IFRS, see Note 23 to the consolidated financial statements included in the Company's 2012 Form 20-F filed with the Securities and Exchange Commission (SEC) and its Annual Report filed with the Comisión Nacional Bancaria y de Valores (CNBV). EBITDA is a non-IFRS measure. We show a reconciliation of EBITDA to net income in Table 33 of the annexes to this report. Budgetary information is based on standards from Mexican governmental accounting; therefore, it does not include information from the subsidiary companies or affiliates of Petróleos Mexicanos. It is important to mention, that our current financing agreements do not include financial covenants or events of default that would be triggered as a result of our having negative equity.

Methodology
We might change the methodology of the information disclosed in order to enhance its quality and usefulness, and/or to comply with international standards and best practices.

Foreign Exchange Conversions
Convenience translations into U.S. dollars of amounts in Mexican pesos have been made at the exchange rate at close for the corresponding period, unless otherwise noted. Due to market volatility, the difference between the average exchange rate, the exchange rate at close and the spot exchange rate, or any other exchange rate used could be material. Such translations should not be construed as a representation that the Mexican peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate. It is important to note that we maintain our consolidated financial statements and accounting records in pesos. As of March 31, 2015, the exchange rate of MXN 15.1542 = USD 1.00 is used.

Fiscal Regime
Starting January 1, 2015, Petróleos Mexicanos' fiscal regime is ruled by the *Ley de Ingresos sobre Hidrocarburos* (Hydrocarbons Income Law). Since January 1, 2006 and until December 31, 2014, PEP was subject to a fiscal regime governed by the Federal Duties Law, while the tax regimes of the other Subsidiary Entities were governed by the Federal Revenue Law.

The Special Tax on Production and Services (IEPS) applicable to automotive gasoline and diesel is established in the Production and Services Special Tax Law "*Ley del Impuesto Especial sobre Producción y Servicios*". If the "final price" is higher than the "producer price", the IEPS is paid by the final consumer. On the opposite, the IEPS has been absorbed by the Secretary of Finance and Public Credit (SHCP) and credited to PEMEX. In this case, also known as "negative IEPS", the IEPS credit to PEMEX has been included in "Other income (expenses)" in its Income Statement.

PEMEX's "producer price" is calculated in reference to that of an efficient refinery operating in the Gulf of Mexico. Up to 2014 the "final price" was stablished by the SHCP. In 2015 the SHCP set a cap for the "final price" based on the inflation expectations. In 2016 and 2017 the SHCP will do the same; and, based on economic competitions conditions, the price will be determined by the market since 2018.

Hydrocarbon Reserves
In accordance with the Hydrocarbons Law, published in the Official Gazette on August 11, 2014, the National Hydrocarbons Commission (CNH) will establish and will manage the National Hydrocarbons Information Center, comprised by a system to obtain, safeguard, manage, use, analyze, keep updated and publish information and statistics related; which includes estimations, valuation studies and certifications.
As of January 1, 2010, the Securities and Exchange Commission (SEC) changed its rules to permit oil and gas companies, in their filings with the SEC, to disclose not only proved reserves, but also probable reserves and possible reserves. Nevertheless, any description of probable or possible reserves included herein may not meet the recoverability thresholds established by the SEC in its definitions. Investors are urged to consider closely the disclosure in our Form 20-F and our Annual Report to the CNBV and SEC, available at http://www.pemex.com/.

Forward-looking Statements
This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the CNBV and the SEC, in our annual reports, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. We may include forward-looking statements that address, among other things, our:
- exploration and production activities, including drilling;
- activities relating to import, export, refining, petrochemicals and transportation of petroleum, natural gas and oil products;
- projected and targeted capital expenditures and other costs, commitments and revenues, and
- liquidity and sources of funding.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:
- changes in international crude oil and natural gas prices;
- effects on us from competition, including on our ability to hire and retain skilled personnel;
- limitations on our access to sources of financing on competitive terms;
- our ability to find, acquire or have the right to access additional hydrocarbons reserves and to develop them;
- uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

- technical difficulties;
- significant developments in the global economy;
- significant economic or political developments in Mexico, including developments relating to the implementation of the Energy Reform (as described in our most recent Annual Report and Form 20-F);
- developments affecting the energy sector; and
- changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in our most recent Annual Report filed with the CNBV and available through the Mexican Stock Exchange (http://www.bmv.com.mx/) and our most recent Form 20-F filing filed with the SEC (http://www.sec.gov/). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

PEMEX

"PEMEX" refers to Petróleos Mexicanos, its Productive Subsidiary Enterprises, its Affiliates, its Subsidiary Organisms and Subsidiary Companies.

Accronyms used in this document

Thousand barrels per day (Mbd)
Million barrels of oil equivalent (MMboe)
Million cubic feet per day (MMcfd)
Thousand tons (Mt)
Million tons (MMt)
Dollars of the United States of America (USD)
Mexican pesos (MXN)

(Figures stated in thousands, except as noted)

NOTE 1. STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Petróleos Mexicanos was created by a decree issued by the Mexican Congress on June 7, 1938. The decree was published in the *Diario Oficial de la Federación* (Official Gazette of the Federation) on July 20, 1938 and took effect on that date.

On December 20, 2013, the *Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía* (Decree that amends and supplements various provisions of the Mexican Constitution relating to energy matters), was published in the Official Gazette of the Federation and took effect on December 21, 2013 (the "Energy Reform Decree"). In accordance with the Energy Reform Decree, the Mexican Government will carry out the exploration and extraction of hydrocarbons in the United Mexican States ("Mexico") through assignments to productive state-owned companies, as well as through agreements with productive state-owned companies and with other companies in accordance with the applicable regulatory law.

The main aspects of the Energy Reform Decree related to Petróleos Mexicanos are:

- The Mexican Government will retain ownership and control of productive state-owned companies, and legislation issued pursuant to the Energy Reform Decree will contain provisions regulating the management, organization, operation, contractual procedures and other legal actions to be undertaken by these productive state-owned companies. In the case of Petróleos Mexicanos, the relevant legislation is the new *Ley de Petróleos Mexicanos* (Petróleos Mexicanos Law).

- The *Comisión Reguladora de Energía* (Energy Regulatory Commission) will have the authority to grant permits to PEMEX (as defined below) and other companies to engage in natural gas processing, oil refining and transportation, storage, distribution and first-hand sales of hydrocarbons and petrochemicals and their derivatives in Mexico.

- *Pemex-Gas y Petroquímica Básica* (Pemex-Gas and Basic Petrochemicals) is to transfer certain assets related to the national gas pipeline system to the *Centro Nacional de Control de Gas Natural* (National Center of Natural Gas Control, or "CENAGAS"), a new decentralized public entity.

As part of the secondary legislation enacted in accordance with the Energy Reform Decree, on August 11, 2014, the new Petróleos Mexicanos Law was published in the Official Gazette of the Federation. Most of the provisions of the Petróleos Mexicanos Law became effective on October 7, 2014, once the Board of Directors of Petróleos Mexicanos was designated, except for certain provisions. On December 2, 2014, once the new Board of Directors of Petróleos Mexicanos and the supervision, transparency and accountability mechanisms for Petróleos Mexicanos began operating, the *Secretaría de Energía* (Ministry of Energy) published in the Official Gazette of the Federation the declaration specified in Transitional Article 10 of the Petróleos Mexicanos Law, pursuant to which the special regime governing Petróleos Mexicanos' activities relating to productive state-owned subsidiaries, affiliates, compensation, assets, administrative liabilities, state dividend, budget and debt levels came into effect, with the exception of the provisions relating to acquisitions, leases, services and public works matters.

The *Ley de Hidrocarburos* (Hydrocarbons Law) was published on August 11, 2014 in the Official Gazette of the Federation and became effective the day following its publication. The Hydrocarbons Law repealed the *Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo* (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs) that had been in effect prior to its publication.

Once the Petróleos Mexicanos Law took effect, Petróleos Mexicanos was transformed from a decentralized public entity to a productive state-owned company. Petróleos Mexicanos is a legal entity empowered to own property and carry on business in its own name with the purpose of developing business, economic, industrial and commercial activities in order to carry out exploration and extraction of crude oil and other hydrocarbons in Mexico. In addition, Petróleos Mexicanos performs activities related to refining, gas processing and engineering and research projects to create economic value and increase the income of the Mexican nation, while adhering to principles of equity and social and environmental responsibility.

Before the secondary legislation took effect pursuant to the Energy Reform Decree, the activities of Petróleos Mexicanos and its Subsidiary Entities (as defined below) were regulated mainly by the *Constitución Política de los Estados Unidos Mexicanos* (Political Constitution of the United Mexican States, or the "Mexican Constitution"), the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, the Petróleos Mexicanos Law published in the Official Gazette of the Federation on November 28, 2008 and the *Decreto que tiene por objeto establecer la estructura, el funcionamiento y el control de los organismos subsidiarios de Petróleos Mexicanos* (Decree to establish the structure, operation, and control of the subsidiary entities, or the "Subsidiary Entities Decree") published in the Official Gazette of the Federation on March 21, 2012.

In accordance with the special regime provided under the Petróleos Mexicanos Law, Petróleos Mexicanos is able to perform the activities, operations or services necessary to fulfill its purpose (i) by itself, (ii) with the support of the new productive state-owned subsidiaries and affiliates or (iii) by entering into agreements, alliances, partnerships or any other legal arrangement with Mexican or international entities in the private or public sectors.

The productive state-owned subsidiaries will be productive state-owned companies empowered to own property and carry on business in their own name, subject to the direction and coordination of Petróleos Mexicanos.

As stated in Transitional Article Eight, Section A, VIII of the Petróleos Mexicanos Law, until the *acuerdos de creación* (creation resolutions) take effect, the existing Subsidiary Entities (as defined below) will continue to operate in accordance with the Subsidiary Entities Decree, unless otherwise stated in the Petróleos Mexicanos Law. The Subsidiary Entities Decree will be repealed once the creation resolutions take effect.

The Subsidiary Entities of Petróleos Mexicanos are decentralized public entities with a technical, industrial and commercial nature with their own corporate identity and equity and with the legal authority to own property and conduct business in their own names. The Subsidiary Entities are controlled by the Mexican Government, and they have been consolidated into and have the characteristics of subsidiaries of Petróleos Mexicanos. The Subsidiary Entities and their respective purposes are as follows:

- *Pemex-Exploración y Producción* (Pemex-Exploration and Production): This entity explores for and extracts crude oil and natural gas and transports, stores and markets such products.

- *Pemex-Refinación* (Pemex-Refining): This entity refines petroleum products and derivatives thereof that may be used as basic industrial raw materials and stores, transports, distributes and markets such products and derivatives.

- Pemex-Gas and Basic Petrochemicals: This entity processes natural gas, natural gas liquids and artificial gas, derivatives thereof that may be used as basic industrial raw materials, and stores, transports, distributes and markets such products. Additionally, this entity stores, transports, distributes and markets basic petrochemicals.

- *Pemex-Petroquímica* (Pemex-Petrochemicals): This entity processes industrial petrochemicals and stores, distributes and markets such petrochemicals.

In accordance with Transitional Article 8 of the Petróleos Mexicanos Law, the Board of Directors of Petróleos Mexicanos, in its meeting held on November 18, 2014, approved the corporate reorganization proposed by the Director General of Petróleos Mexicanos.

Pursuant to the approved reorganization plan, the four existing Subsidiary Entities are to be transformed into two new productive state-owned subsidiaries, which will assume the rights and obligations of the existing Subsidiary Entities. The first of these productive state-owned subsidiaries, *Pemex Exploración y Producción* (Pemex Exploration and Production), will subsume the existing Subsidiary Entity, Pemex-Exploration and Production. The second of these productive state-owned subsidiaries, *Pemex Transformación Industrial* (Pemex Industrial Transformation), will comprise the following existing Subsidiary Entities: Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals.

As part of this reorganization plan, the Board of Directors of Petróleos Mexicanos also approved the creation of the five new subsidiary entities described below, each of which may become an affiliate of Petróleos Mexicanos if certain conditions set forth in the Petróleos Mexicanos Law are met.

- *Pemex Perforación y Servicios* (Pemex Drilling and Services): This entity will perform drilling services.
- *Pemex Logística* (Pemex Logistics): This entity will provide land, maritime and pipeline transportation to PEMEX and other companies.
- *Pemex Cogeneración y Servicios* (Pemex Cogeneration and Services): This entity will aim to maximize energy use in PEMEX's operations by utilizing the heat and steam generated in PEMEX's industrial processes.
- *Pemex Fertilizantes* (Pemex Fertilizers): This entity will integrate the ammonia production chain up to the point of sale of fertilizers.
- *Pemex Etileno* (Pemex Ethylene): This entity will separate the ethylene business from Pemex-Petrochemicals in order to take advantage of the integration of the ethylene production chain.

(Figures stated in thousands, except as noted)

On March 27, 2015, the Board of Directors of Petróleos Mexicanos approved the *Estatuto Orgánico* (Organic Statute) of Petróleos Mexicanos and the creation resolutions of each productive state-owned subsidiary, which were published in the Official Gazette of the Federation on April 28, 2015. This Organic Statute, with the exception of certain provisions, will take effect a day after its publication, and the creation resolutions will take effect once the required administrative procedures to start operations are in place and the Board of Directors of Petróleos Mexicanos issues a statement about it, which will have to be published in the Official Gazette of the Federation. This statement will have to be issued within 180 days from the day after the creation resolutions are published in the Official Gazette of the Federation.

As of the date of these unaudited condensed consolidated interim financial statements, none of the productive state-owned subsidiaries has been formed.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are decentralized public entities, whereas the Subsidiary Companies are companies that were formed in accordance with the applicable laws of each of the respective jurisdictions in which they were incorporated. The "Subsidiary Companies" are defined as those companies which are controlled by PEMEX (see Note 3(a)).

"Associates", as used herein, means those companies in which Petróleos Mexicanos does not have effective control (see Note 3(a)).

Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to collectively herein as "PEMEX".

PEMEX's address and its principal place of business is:

Av. Marina Nacional No. 329
Col. Petróleos Mexicanos
Delegación Miguel Hidalgo
México, D.F. 11311
México

NOTE 2. BASIS OF PREPARATION

(a) Statement of compliance

PEMEX prepared its unaudited condensed consolidated interim financial statements as of March 30, 2014 and December 31, 2014, and for the three-month periods ended March 30, 2015 and 2014, in accordance with IAS 34, "Interim Financial Reporting" ("IAS 34") of the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

(Figures stated in thousands, except as noted)

These unaudited condensed consolidated interim financial statements do not include all the information and disclosure required for full annual consolidated financial statements and should be read in conjunction with PEMEX's audited consolidated financial statements for the year ended December 31, 2014. PEMEX estimates that there is no significant impact on its unaudited condensed consolidated interim financial statements due to the seasonality of operations.

These unaudited condensed consolidated interim financial statements follow the same accounting policies and methods of computation as the most recent annual financial statements.

On April 29, 2015, these unaudited condensed consolidated interim financial statements under IFRS and the notes hereto were authorized for issuance by the following officers: Public Accountant Víctor M. Cámara Peón, Deputy Director of Accounting and Fiscal Matters, and C. Francisco J. Torres Suárez, Associate Managing Director of Accounting.

(b) Basis of measurement

These unaudited condensed consolidated interim financial statements have been prepared using the historical cost basis method, except where it is indicated that certain items have been measured using the fair value model or deemed cost basis. The principal items measured at fair value are derivative financial instruments ("DFIs"). The principal item measured at amortized cost is debt, while the principal item measured at present value is the provision for employee benefits.

(c) Functional and reporting currency and translation of foreign currency operations

These unaudited condensed consolidated interim financial statements are presented in Mexican pesos, which is both PEMEX's functional currency and reporting currency, due to the following:

- the economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;
- PEMEX is an entity owned and regulated by the Mexican Government; accordingly, PEMEX's budget is subject to legislative approval and is included in the Mexican annual budget, which is published in pesos;
- benefits to employees were approximately 51% of PEMEX's total liabilities as of December 31, 2014 and 50% of PEMEX's total liabilities as of December 31, 2013. The reserve maintained to meet these obligations is computed, denominated and payable in Mexican pesos; and
- cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.

Although the prices of several products are based on international U.S. dollar-indices, domestic selling prices are governed by the economic and financial policies established by the Mexican Government. Accordingly, cash flows from domestic sales are generated and recorded in Mexican pesos.

Mexico's monetary policy regulator, the *Banco de México*, requires that Mexican Government entities other than financial entities sell their foreign currency to the Banco de México in accordance with its terms, receiving Mexican pesos in exchange, which is the legal currency in Mexico.

Translation of financial statements of foreign operations

The financial statements of foreign subsidiaries and associates are translated into the reporting currency by identifying if the functional currency is different from the currency for recording the foreign operations. If the currencies for a foreign transaction are different, then the currency for recording the foreign transaction is first translated into the functional currency and then translated into the reporting currency using the year-end exchange rate for assets and liabilities reported in the consolidated statements of financial position, the historical exchange rate at the date of the transaction for equity items and the weighted average exchange rate for income and expenses reported in the statement of comprehensive income of the period.

(d) Terms definition

References in these consolidated financial statements and the related notes to "pesos" or "Ps." refers to Mexican pesos, "U.S. dollars" or "U.S. $" refers to dollars of the United States of America, "yen" or "¥" refers to Japanese yen, "euro" or "€" refers to the legal currency of the European Economic and Monetary Union, "Pounds sterling" or "£" refers to the legal currency of the United Kingdom, "Swiss francs" or "CHF" refers to the legal currency of the Swiss Confederation, "Canadian dollars" or "CAD" refers to the legal currency of Canada and "Australian dollars" or "AUD" refers to the legal currency of Australia. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES

The preparation of the unaudited condensed consolidated interim financial statements in accordance with IFRS requires the use of estimates and assumptions made by PEMEX's management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these consolidated financial statements, as well as the recorded amounts of income and expenses during the year.

Significant estimates and underlying assumptions are reviewed on an ongoing basis, and revisions to accounting estimates are recognized in the period in which any estimates are revised and in any future periods affected by such revision.

In particular, information about assumptions, estimation uncertainties and critical accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are described in the following notes:

- Note 3(d) Financial instruments
- Note 3(h) Wells, pipelines, properties, plant and equipment; Successful efforts method of accounting
- Note 3(j) Impairment of non-financial assets
- Note 3(l) Provisions
- Note 3(m) Employee benefits
- Note 3(n) Taxes and federal duties; deferred taxes
- Note 3(p) Contingencies

Actual results could differ from those estimates and assumptions.

Below is a summary of the principal accounting policies, which have been consistently applied to each of the years presented and followed by PEMEX in the preparation of its consolidated financial statements:

(a) Basis of consolidation

The unaudited condensed consolidated interim financial statements include those of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies. All intercompany balances and transactions have been eliminated in the preparation of the consolidated financial statements pursuant to IFRS 10, "Consolidated Financial Statements" ("IFRS 10").

Unrealized gains arising from transactions with entities whose investment is accounted for using the equity method are eliminated against the investment to the extent of participation in such entities. Unrealized losses are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Investment in subsidiaries

The Subsidiary Entities and Subsidiary Companies are those controlled by Petróleos Mexicanos. Control requires exposure or rights to variable returns and the ability to affect those returns through power over a company. The Subsidiary Entities and Subsidiary Companies are consolidated from the date that control commences until the date that control ceases.

As of March 31, 2015, the consolidated Subsidiary Entities were Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals.

The consolidated Subsidiary Companies are as follows:

- P.M.I. Marine, Ltd. ("PMI Mar")(i);
- P.M.I. Services, B.V. ("PMI SHO")(i);
- P.M.I. Holdings, B.V. ("PMI HBV")(i);
- P.M.I. Trading, Ltd. ("PMI Trading")(i);
- PEMEX Internacional España, S.A. ("PMI SES")(i);
- P.M.I. Holdings Petróleos España, S.L. ("HPE")(i);
- P.M.I. Services North America, Inc. ("PMI SUS")(i);
- P.M.I. Holdings North America, Inc. ("PMI HNA")(i);
- P.M.I. Norteamérica, S.A. de C.V. ("PMI NASA")(i);
- P.M.I. Comercio Internacional, S.A. de C.V. ("PMI CIM")(i)(iii);
- PMI Field Management Resources, S.L. ("FMR")(i);
- PMI Campos Maduros SANMA, S. de R.L. de C.V. ("SANMA")(i);
- Pro-Agroindustria, S.A. de C.V. ("AGRO")(i)(v);
- PMI Azufre Industrial, S.A. de C.V. ("PMI AZIND")(i)(v);
- PMI Infraestructura de Desarrollo, S.A. de C.V. ("PMI ID")(i)(v);
- PMI Cinturón Transoceánico Gas Natural, S.A. de C.V. (PMI CT) (i)(vi);
- PMI Transoceánico Gas LP, S. A. de C. V. (PMI TG) (i)(vi);
- PMI Servicios Portuarios Transoceánicos, S. A. de C. V. (PMI SP) (i)(vi);
- PMI Midstream del Centro, S.A. de C.V. (PMI MC) (i)(vi);
- PEMEX Procurement International, Inc. ("PPI")(ii);
- Hijos de J. Barreras, S.A. ("HJ BARRERAS")(iii);
- PEMEX Finance, Ltd. ("FIN")(iii);
- Mex Gas Internacional, S.L. ("MGAS")(iv);
- Instalaciones Inmobiliarias para Industrias, S.A. de C.V. ("III");
- Kot Insurance Company, AG. ("KOT");
- PPQ Cadena Productiva, S. L. ("PPQCP");
- III Servicios, S.A. de C.V. ("III Servicios").

(i) Member Company of the "PMI Group".
(ii) Formerly Integrated Trade Systems, Inc. ("ITS").
(iii) Non-controlling interest company.
(iv) Formerly Mex Gas Internacional, Ltd.
(v) As of 2014, these companies were included in the consolidated financial statemets of PEMEX.
(vi) As of 2015, these companies were included in the consolidated financial statemets of PEMEX.

The financial information of the Subsidiary Entities and Subsidiary Companies has been prepared based on the same period of Petróleos Mexicanos' financial statements applying the same accounting policies.

Permanent investments in associates and joint ventures

Associates are those entities in which PEMEX has significant influence but not the power to control financial and operational decisions. There is significant influence when PEMEX owns directly or indirectly between 20% and 50% of voting rights in another entity.

Joint ventures are those arrangements whereby two or more parties undertake an economic activity that is subject to joint control. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement.

Investments in associates and joint ventures are recognized based on the equity method and recorded initially at cost, including any goodwill identified on acquisition. With respect to joint operations, the assets, liabilities, income and expenses are recognized in relation to participation in the arrangement and in accordance with the applicable IFRS. The investment cost includes transaction costs.

The unaudited condensed consolidated interim financial statements include the proportion of gains, losses and other comprehensive income corresponding to PEMEX's share in each investee, once these items are adjusted to align with the accounting policies of PEMEX, from the date that significant influence and joint control begins to the date that such influence or joint control ceases.

When the value of the share of losses exceeds the value of PEMEX's investment in an associate or joint venture, the carrying value of the investment, including any long-term investment, is reduced to zero and PEMEX ceases to recognize additional losses, except in cases where PEMEX is jointly liable for obligations incurred by those associates and/or joint ventures.

Non-controlling interests

The interests of third parties who do not have a controlling interest in the equity or comprehensive result of subsidiaries of PEMEX are presented in the consolidated statements of financial position, the consolidated statements of changes in equity (deficit) as "non-controlling interests" and as "net income and comprehensive income for the year, attributable to non-controlling interests", in the unaudited condensed consolidated interim statements of comprehensive income.

Dividends paid in cash and assets other than cash

A liability for distributions of dividends in cash and non-cash assets to third parties is recognized when the distribution is authorized by the Board of Directors. The corresponding amount is recognized directly in equity.

Distributions of non-cash assets are measured at the fair value of the assets to be distributed. Changes relating to re-measurements of the fair value between the date on which the distribution is declared and the time when the assets are transferred are recognized directly in equity.

When distributing non-cash assets, any difference between the dividend paid and the carrying amount of the assets distributed is recognized in the unaudited condensed consolidated interim statements of comprehensive income.

(b) Transactions in foreign currency

In accordance with IAS 21, "The Effects of Changes in Foreign Exchange Rates" ("IAS 21"), transactions in foreign currencies are translated to the functional currency at exchange rates at the dates of the transactions.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When a gain or loss on a non-monetary item is recognized in other comprehensive results, any exchange component of that gain or loss is recognized in other comprehensive results. Conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss shall be recognized in profit or loss for the year.

(c) Fair value measurement

PEMEX measures certain financial instruments such as DFIs at fair value as of the closing date of the relevant reporting period.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A measurement at fair value assumes that the sale of the asset or transfer of a liability occurs:

i. in the principal market for the asset or liability; or

ii. in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal market or the most advantageous market must be accessible for PEMEX.

The fair value of an asset or liability is measured by using the same assumptions that market participants would make when pricing the asset or liability under the premise that market participants take into account highest and best use of the asset or liability.

(d) Financial instruments

Financial instruments are classified as: (i) financial instruments measured at fair value through profit or loss; (ii) financial instruments held to maturity; (iii) available-for-sale financial assets; (iv) investments in equity instruments; (v) loans held to maturity; or (vi) DFIs. PEMEX determines the classification of its financial instruments at the time of initial recognition.

PEMEX's financial instruments include cash and short-term deposits, available-for-sale financial assets, accounts receivable, other receivables, loans, accounts payable to suppliers, other accounts payable, borrowings and debts, as well as DFIs.

Below are descriptions of the financial instruments policies employed by PEMEX:

Financial instruments measured at fair value through profit or loss

A financial instrument is measured at fair value through profit or loss if it is classified as held for trading or designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if PEMEX manages such investments and makes purchase and sale decisions based on their fair value in accordance with PEMEX's documented risk management or investment strategy. In addition, directly attributable transaction costs are recognized in the consolidated statements of comprehensive income for the year. These financial instruments are recognized at fair value and corresponding changes relating to dividend income are recognized in the consolidated statements of comprehensive income.

Available-for-sale financial assets

Available-for-sale financial assets are non-DFIs that are designated as available-for-sale or are not classified in any of the previous categories. PEMEX's investments in certain equity securities and debt securities are classified as available-for-sale financial assets. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, available-for-sale financial assets are measured at fair value. In addition, any gains or losses associated with such instruments, as well as foreign exchange differences are recognized in other comprehensive result and presented in the fair value reserve in equity. When an investment is derecognized, any gains or losses accumulated in the equity are reclassified to profit or loss.

Sales and purchases of financial assets that require the delivery of such assets within a period of time established by market practice are recognized as of the negotiation date (the date on which PEMEX commits to purchase or sell the asset).

Loans held to maturity

After initial recognition, loans and debt securities that bear interest are measured at amortized cost using the effective interest rate ("EIR") method, less impairment losses.

The amortized cost is calculated based on any discount or premium on acquisition and fees and costs that are an integral part of the EIR method. Amortization of costs is included under the heading of financing cost in the statement of comprehensive income.

Derivative financial instruments

DFIs presented in the consolidated statement of financial position are carried at fair value. In the case of DFIs held for trading, changes in fair value are recorded in profit or loss; in the case of DFIs formally designated as and that qualify for hedging, changes in fair value are recorded in the statement of comprehensive income using cash flow or fair value hedge accounting, with gains or losses classified in accordance with the earnings treatment of the hedge transaction.

Embedded derivatives

PEMEX evaluates the potential existence of embedded derivatives, which may be found in the terms of its contracts, or combined with other host contracts, which could be structured financial instruments (debt or equity instruments with embedded derivatives). Embedded derivatives have terms that implicitly or explicitly meet the characteristics of a DFI. In some instances, these embedded derivatives must be segregated from the underlying contracts and measured, recognized, presented and disclosed as DFIs, such as when the economic risks and terms of the embedded derivative are not clearly and closely related to the underlying contract.

Impairment of financial assets measured at amortized cost

At each reporting date, PEMEX evaluates whether there is objective evidence that a financial asset or group of financial assets is impaired, in which case the value of the recoverable amount of the asset is calculated. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of the financial asset.

(e) Cash and cash equivalents

Cash and cash equivalents are comprised of cash balances on hand, deposits in bank accounts, foreign currency reserves and instruments with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, which are used in the management of PEMEX's short-term commitments.

With respect to the consolidated statement of cash flows, the cash and cash equivalents line item consists of the cash and cash equivalents described above, net of bank overdrafts pending payment.

Cash subject to restrictions or that cannot be exchanged or used to settle a liability within twelve months is not considered part of this line item and is presented in non-current assets.

(f) Accounts receivable and other

Accounts, receivable and other are recognized at recoverable value. In addition, interest income from accounts receivable is recognized on an accrued basis, provided that the amount can be reliably measured and collection is probable.

(g) Inventories and cost of sales

PEMEX's inventories are valued at the lower of cost or net realizable value. Cost is determined based on the cost of production or acquisition of inventory and other costs incurred in transporting such inventory to its present location and in its present condition, using the average cost formula. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling costs. The estimate takes into consideration, among other things, the decrease in the value of inventories due to obsolescence.

Cost of sales represents the cost of production or acquisition of inventories at the time of sale, increased, where appropriate, by declines in net realizable value of inventories during the year.

Advances to suppliers are recognized as part of inventory when the risks and benefits of the ownership of the inventory have been transferred to PEMEX.

(h) Wells, pipelines, properties, plant and equipment

Wells, pipelines, properties, plant and equipment are measured at acquisition or construction cost less accumulated depreciation and accumulated impairment losses.

PEMEX uses the successful efforts method for the exploration and production of crude oil and gas activities, considering the criteria mentioned in IFRS 6, "Exploration for and Evaluation of Mineral Resources" in relation to the recognition of exploration and drilling assets. Costs of development wells and related plant, property and equipment involved in the exploitation of oil and gas are recorded as part of the cost of assets. The costs of exploratory wells in areas that have not yet been designated as containing proved reserves are recorded as intangible assets until it is determined whether they are commercially viable. Otherwise, the costs of drilling the exploratory well are charged to exploration expense. Other expenditures on exploration are recognized as exploration expenses as they are incurred.

Wells, pipelines, properties, plant and equipment are initially recorded at cost, which includes their original purchase price or construction cost, any costs attributable to bringing the assets to a working condition for their intended use and the costs of dismantling and removing the items and restoring the site on which they are located, including the estimated cost of plugging and abandoning wells, in accordance with IAS 16, "Property, Plant and Equipment" ("IAS 16").

The cost of financing projects that require large investments or financing incurred for projects, net of interest revenues from the temporary investment of these funds, is recognized as part of wells, pipelines, properties, plant and equipment when the cost is directly attributable to the construction or acquisition of a qualifying asset. The capitalization of these costs is suspended during periods in which the development of construction is interrupted, and its capitalization ends when the activities necessary for the use of the qualifying asset are substantially completed. All other financing costs are recognized in the consolidated statements of comprehensive income in the period in which they are incurred.

The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to the commissioning and interest on financing. In some cases the cost also includes the cost of dismantling and removal.

Expenditures related to the construction of wells, pipelines, properties, plant and equipment during the stage prior to commissioning are stated at cost as intangible assets or construction in progress, in accordance with the characteristics of the asset. Once the assets are ready for use, the costs are transferred to the respective component of wells, pipelines, properties, plant and equipment and depreciation or amortization begins.

The costs of major maintenance or replacement of a component of an item of wells, pipelines, properties, plant and equipment are recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to PEMEX and its cost can be measured reliably. The costs of recurring maintenance, repairs and renovations of wells, pipelines, properties, plant and equipment are recognized in profit or loss as incurred.

Depreciation and amortization of capitalized costs in wells are determined based on the estimated commercial life of the field to which the wells belong, considering the relationship between the production of barrels of oil equivalent for the year and proved developed reserves of the field, as of the beginning of the year, with quarterly updates for new development investments.

Depreciation of other elements of wells, pipelines, properties, plant and equipment is recognized in profit or loss on a straight-line basis over the estimated useful life of the asset, beginning as of the date that the asset is available for use, or in the case of construction, from the date that the asset is completed and ready for use.

When parts of an item of wells, pipelines, properties and equipment have different useful lives than such item and a cost that is significant relative to the total cost of the item, the part is depreciated separately.

Useful lives of items of properties, plant and equipment are reviewed if expectations differ from previous estimates.

Pipelines, properties, and equipment received from customers are initially recognized at fair value as revenue from ordinary operating activities if PEMEX has no future obligations to the customer who transferred the item. In contrast, if PEMEX does have future obligations to such a customer, the initial recognition is as a deferred liability relating to the period in which the items will provide PEMEX with a service.

The capitalized value of finance leases is also included in the line item of wells, pipelines, properties, plant and equipment. Properties, plant and equipment acquired through financial leases are depreciated over the shorter of the lease term or the useful life of the asset.

Advance payments for the acquisition of pipelines, properties, plant and equipment are also recognized in the line item of wells, pipelines, properties, plant and equipment when the risks and benefits of the ownership have been transferred to PEMEX.

(i) Crude oil and natural gas reserves

Under Mexican law, all crude oil and other hydrocarbon reserves located in the subsoil of Mexico are owned by the Mexican nation and not by PEMEX. As of the date of these consolidated financial statements, under the Petróleos Mexicanos Law, the reserves assigned to PEMEX by the Mexican Government are not registered for accounting purposes. Pemex-Exploration and Production estimates total proved oil and natural gas reserve volumes in accordance with Rule 4-10(a) of Regulation S-X ("Rule 4-10(a)") of the U.S. Securities and Exchange Commission ("SEC") as amended, and where necessary, in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (the "SPE") as of February 19, 2007. These procedures are consistent with international reserves reporting practice. The estimation of these reserves depends on assumptions made and the interpretation of the data available, and may vary among analysts. The results of drilling activities, test wells and production after the date of estimation are utilized in future revisions of reserves estimates.

Although PEMEX does not own the oil and other hydrocarbon reserves within Mexico, these accounting procedures allow PEMEX to record the effects that such oil and other hydrocarbon reserves have on its consolidated financial statements, including, for example, in the depreciation and amortization line item.

(j) Impairment of non-financial assets

The carrying amounts of PEMEX's non-financial assets, other than inventories and deferred taxes, are assessed for indicators of impairment at the end of each reporting period. If the net carrying value of the asset exceeds the recoverable amount, PEMEX records an impairment charge in its statement of comprehensive income.

A cash-generating unit is the smallest identifiable group of assets which can generate cash inflows independently from other assets or groups of assets.

The recoverable amount is defined as the higher of the fair value minus the cost of disposal and the use value. Value in use is the discounted present value of the future cash flows expected to arise from the continuing use of an asset, and from its disposal at the end of its useful life. In measuring value in use, the discount rate applied is the pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value is calculated using discounted cash flows determined by the assumptions that market participants would apply in order to estimate the price of an asset or cash generating unit if such participants were acting in their best economic interest.

In the case of cash-generating assets or items dedicated to the exploration and evaluation of hydrocarbons reserves, the recoverable amount is determined by adjusting the fair value, which is based on the proved and probable reserves, for the risk factor associated with such reserves.

Both impairment losses and reversals are recognized in the statement of comprehensive income in the costs and expenses line items in which the depreciation and amortization of the relevant assets are recognized. Impairment losses may not be presented as part of the costs that have been capitalized in the value of any asset. Impairment losses related to inventories are recognized as part of cost of sales. Impairment losses on investments in associates, joint ventures and other permanent investments are recognized as profit (loss) sharing in associates.

If an impairment loss subsequently improves, and such improvement is greater than the carrying value of the asset and appears to be permanent, the impairment loss recorded previously is reversed only up to the carrying amount of the item, as though no impairment had been recognized.

(k) Leases

The determination of whether an agreement is or contains a lease is based on the content of the agreement at the date of execution. An agreement contains a lease if performance under the agreement depends upon the use of a specific asset or assets, or if the agreement grants the right to use the asset.

Finance leases, which transfer to PEMEX substantially all the inherent benefits and risks of the leased property, are capitalized at the date the lease commences, and the value is recorded as the lower of the fair value of the leased property and the present value of the minimum lease payments. Payments on the lease are divided between the financial costs and the amortization of the remaining debt principal in order to achieve a constant interest rate for the outstanding liability. The financing costs are recognized in the statement of comprehensive income.

Operating lease payments that do not transfer to PEMEX substantially all the risks and benefits of ownership of the leased asset are recognized as expenses in the statement of comprehensive income on a straight line basis over the term of the lease. Operating lease payments that do transfer to PEMEX substantially all the risks and benefits of ownership are instead capitalized and treated as under the paragraph above.

(l) Provisions

PEMEX recognizes provisions where, as a result of a past event, PEMEX has incurred a legal or contractual obligation for which the transfer of an asset is probable and the amount of such transfer is reasonably estimable. In certain cases, such amounts are recorded at their present value.

Environmental liabilities

In accordance with applicable legal requirements and accounting practices, an environmental liability is recognized when the cash outflows are probable and the amount is reasonably estimable. Disbursements related to the conservation of the environment that are linked to revenue from current or future operations are accounted for as costs or assets, depending on the circumstances of each disbursement. Disbursements related to past operations, which no longer contribute to current or future revenues, are accounted for as current period costs.

The accrual of a liability for a future disbursement occurs when an obligation related to environmental remediation, for which PEMEX has the information necessary to determine a reasonable estimated cost, is identified.

Retirement of assets

The obligations associated with the future retirement of assets, including those related to the retirement of well, pipelines, properties, plant and equipment and their components, but excluding those related to the retirement of wells, are recognized at the date that the retirement obligation is incurred, based on the discounted cash flow method. The determination of the fair value is based on existing technology and regulations. If a reliable estimation of fair value cannot be made at the time the obligation is incurred, the accrual will be recognized when there is sufficient information to estimate the fair value.

The obligations related to the costs of future retirement of assets associated with the principal refining processes for gas and petrochemicals are not recognized. These assets are considered to have an indefinite useful life due to the potential for maintenance and repairs.

The abandonment costs related to wells currently in production and wells temporarily closed are recorded in the statement of comprehensive income based on the units of production method. Total cost of abandonment and plugging for non-producing wells is recognized in the statement of comprehensive income at the end of each period. All estimations are based on the useful lives of the wells, considering their discounted present value. Salvage values are not considered, as these values commonly have not traditionally existed.

(m) Employee benefits

PEMEX operates a defined benefit pension plan under which it makes contributions to a fund that is administrated separately. PEMEX recognizes the cost for defined benefit plans based on independent actuarial computations applying the projected unit credit method. Actuarial gains and losses are recognized within other comprehensive result for the year in which they occur.

The costs of prior services are recognized within profit or loss for the year in which they are incurred.

PEMEX's net obligation with respect to the defined benefit plan equals the present value of the defined benefit obligation less the fair value of plan assets. The value of any asset is limited to the present value of available reimbursements and reductions in future contributions to the plan.

In addition, seniority premiums payable for disability are recognized within other long-term employee benefits.

Termination benefits are recognized in profit or loss for the year in which they are incurred.

(n) Taxes and federal duties

PEMEX is subject to certain special taxes and duties mainly those based on the value of extracted hydrocarbons with certain deductions and stablished quotas for the time spent and exploration surface.

Petróleos Mexicanos became subject to the *Ley del Impuesto Sobre la Renta* (Income Tax Law) for fiscal year 2015, following the repeal of the IRP. The Subsidiary Companies remain subject to ISR.

Deferred taxes

Deferred taxes are recorded based on the assets and liabilities method, which consists of the recognition of deferred taxes by applying tax rates applicable to the income tax to the temporary differences between the carrying value and tax values of assets and liabilities at the date of these unaudited condensed consolidated interim financial statements. Deferred tax assets are recognized to the extent that it is probable that the tax benefits will be utilized.

(o) Impuesto Especial sobre Producción y Servicios (Special Tax on Production and Services, or "IEPS Tax")

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer's price, freight costs, commissions and the region in which the respective product is sold.

(p) Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

(q) Revenue recognition

Sales revenue is recognized the moment at which the risks and benefits of ownership of crude oil, refined products, natural gas, and derivative and petrochemical products are transferred to the customers who acquire them, which occurs as follows:

- in accordance with contractual terms;
- the moment at which the customer picks up product at PEMEX's facilities; or
- the moment at which PEMEX delivers the product to the delivery point.

PEMEX recognizes revenues for services at the time the collection right on such services arises.

(r) Presentation of consolidated statements of comprehensive income

The costs and expenses shown in PEMEX's unaudited condensed consolidated interim statements of comprehensive income are presented based on their function, which allows for a better understanding of the components of PEMEX's operating income. This classification allows for a comparison to the industry to which PEMEX belongs.

Cost of sales

Cost of sales represents the cost of inventories at the time of sale. Cost of sales includes depreciation, amortization, salaries, wages and benefits, a portion of the cost of the reserve for employee benefits and operating expenses related to the production process.

Transportation, distribution and sale expenses

Transportation, distribution and sale expenses are costs in connection to the storage, sale and delivery of products, such as depreciation and operating expenses associated with these activities.

Administrative expenses

Administrative expenses are costs related to PEMEX's administrative personnel, which include personnel-related expenses.

Other revenues—net

Other revenues consists primarily of income received due to the "negative" IEPS Tax.

Financing income

Financing income is comprised of interest income, financial income and other income from financial operations between PEMEX and third parties.

Financing cost

Financing cost is comprised of interest expenses, commissions and other expenses related to financing operations minus any portion of the financing cost that is capitalized.

Derivative financial instruments (cost) income—net

Derivative financial instruments (cost) income represents the net effect of the profit or loss for the year associated with DFIs (see Note 3 (d)).

Exchange (loss) gain

Exchange rate variations relating to assets or liabilities governed by contracts denominated in foreign currencies are recorded in income of the year.

(s) Operating segments

Operating segments are identifiable components of PEMEX that pursue business activities from which PEMEX earns revenues and incurs expenses, including those revenues and

(Figures stated in thousands, except as noted)

expenses from transactions with other segments of PEMEX, and for which information is available to management on a segmented basis and is assessed by the Board of Directors in order to allocate resources and assess the profitability of the segments.

(t) Accounting changes New accounting policies not yet adopted

The IASB issued the new IFRS, which are effective for annual periods beginning January 1, 2015 are mentioned below:

a) IFRS 8, "Operating Segments" ("IFRS 8")

As part of the annual improvements to IFRS 2010-2012, the IASB published "Amendments to IFRS 8, Operating Segments (IFRS 8)."

IFRS 8 has been amended to require disclosure of the judgments made by management in aggregating operating segments. Such disclosure includes a description of the segments that have been aggregated and the economic indicators that have been assessed in determining that the aggregated segments share similar economic characteristics. Additionally, an entity must provide reconciliations of the segment assets.

Operating segments presented are the same for both, March 31, 2015 and December 31, 2014.

b) Amendments to IAS 24, "Related Party Disclosures"

These amendments specify that the management entity providing key management personnel ("KMP") services should be identified as a related party and payments made to a management entity in respect of KMP services should be separately disclosed.

The amendments had not impact in these unaudited condensed consolidated interim financial statements.

c) Amendments to IAS 40, "Investment Property" ("IAS 40")

The standard is amended to clarify that IAS 40 and IFRS 3 are not mutually exclusive. The guidance in IAS 40 assists preparers in distinguishing between investment property and owner-occupied property. The amendments clarify that preparers also need to refer to the guidance in IFRS 3 to determine whether the acquisition of an investment property is a business combination.

The amendments had not an accounting effect.

(Figures stated in thousands, except as noted)

(u) New IFRS not yet adopted

The IASB issued the new IFRS mentioned below, which are effective for annual periods described therein. PEMEX is in the process of evaluating the impact that these standards will have on its unaudited condensed consolidated interim financial statements.

(a) Amendments to IAS 16 and IAS 38 "Intangible Assets" ("IAS 38")

The amended IAS 16 prohibits entities from using revenue-based depreciation methods for items of property, plant and equipment.

The amended IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset. This presumption can only be rebutted in two limited circumstances: a) the intangible asset is expressed as a measure of revenue; or b) ordinary revenue and the life of the assets are highly associated.

The expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset.

These amendments will be applied prospectively for annual periods beginning on or after January 1, 2016, and early application is permitted.

b) Amendments to IFRS 11, "Joint Arrangements" ("IFRS 11")

The amendments to IFRS 11 address how a joint operator should account for the acquisition of an interest in a joint operation that constitutes a business. IFRS 11 now requires that such transactions be accounted for using the related principles to business combination accounting established in IFRS 3, "Business Combinations" ("IFRS 3"), and additionally requires certain related disclosures.

These amendments also apply when a business is contributed to the joint operation upon its creation. The most significant impact of the amendments to IFRS 11 will be the recognition of goodwill (when there is an excess of the transferred consideration over the identifiable net asset) and the recognition of deferred tax assets and liabilities.

These amendments will be applied prospectively for annual periods beginning on or after January 1, 2016. Early application is permitted.

c) Amendments to IAS 27, "Equity Method in Separate Financial Statements" ("IAS 27")

In August 2014, the IASB issued amendments to IAS 27. These amendments to IAS 27 permit entities that use the equity method for recording investments in subsidiaries, joint ventures and associates to prepare separate financial statements.

(Figures stated in thousands, except as noted)

The amendments are effective for periods beginning on or after January 1, 2016, with earlier application permitted.

d) Amendments to IFRS 10 and IAS 28, "Investments in Associates and Joint Ventures" ("IAS 28 (2011)")

The amendments to IFRS 10 address an identified inconsistency between the requirements of IFRS 10 and IAS 28 (2011) in the treatment of the sale or contribution of assets from an investor to an associate or joint venture.

The primary result of the amendments is that a gain or loss is recognized when such a transaction involves a business (whether or not it is a subsidiary). A gain or partial loss is recognized when the transaction involves assets that do not constitute a business, even if such assets are allocated to a subsidiary.

The amendment is effective for periods beginning on or after January 1, 2016, with earlier application permitted.

e) Amendments to IFRS 5, "Non-Current Assets Held-for-Sale and Discontinued Operations" ("IFRS 5")

The amendments to IFRS 5 introduce specific guidance for the reclassification of an asset from held-for-sale to held-for–distribution-to-owners (or vice versa) or the discontinuation of held-for-distribution accounting.

The amendments state that:

- Such reclassifications should not be considered changes to a plan of sale or a plan of distribution to owners and that the classification, presentation and measurement requirements applicable to the new method of disposal should be applied; and
- Assets that no longer meet the criteria for held-for-distribution-to-owners (and do not meet the criteria for held-for-sale) should be treated in the same manner as assets that cease to be classified as held-for-sale.

The amendments apply prospectively and are effective for periods beginning on or after January 1, 2016.

f) Amendments to IFRS 7, "Financial Instruments: Disclosures" ("IFRS 7")

The amendments to IFRS 7 provide additional guidance to clarify whether a servicing contract constitutes continuing involvement in a transferred asset for purposes of the required disclosure relating to transferred assets.

(Figures stated in thousands, except as noted)

The amendments apply retrospectively; however, to avoid the risk of hindsight affecting the determination of the required fair value disclosure, an entity is not required to apply the amendments to any period beginning prior to the annual period during which the amendments are first applied. The amendments also include an amendment to IFRS 1, "First Time Adoption of International Financial Reporting Standards."

The amendments are effective for periods beginning on or after January 1, 2016.

Applicability of the Amendments to IFRS 7 on Offsetting Disclosure to Condensed Interim Financial Statements

The amendments to IFRS 7 were made to eliminate uncertainty as to whether the disclosure required for offsetting financial assets and financial liabilities (introduced in December 2011 and effective for periods beginning on or after January 1, 2013) should be included in condensed interim financial statements after January 1, 2013 or only in the first year. The amendments clarify that such disclosure is not explicitly required for all interim periods. However, the disclosure may need to be included in condensed interim financial statements to comply with IAS 34.

The amendments apply retrospectively in accordance with IAS 8, "Accounting Policies, Changes in Accounting Estimates and Errors" ("IAS 8") and are effective for periods beginning on or after January 1, 2016.

g) Amendments to IAS 19, "Employee Benefits" ("IAS 19")

The amendments to IAS 19 clarify that investment-grade corporate bonds used to estimate the discount rate for post-employment benefits should be issued in the same currency as the benefits to be paid. These amendments also provide for the assessment of the depth of the market for investment-grade corporate bonds at the relevant currency level.

The amendments apply retrospectively in accordance with IAS 8 and are effective for periods beginning after January 1, 2016, with earlier application permitted.

h) Amendments to IAS 34, "Interim Financial Reporting" ("IAS 34")

The amendments to IAS 34 clarify the requirements relating to information required by IAS 34 that is presented "elsewhere in the interim financial report" but is not included in the interim financial statements. The amendments require the inclusion of a cross-reference from the interim financial statements to the location of such information in the interim financial report, which must be available to users on the same terms and at the same time as the interim financial statements.

The amendments apply retrospectively in accordance with IAS 8 and are effective for periods beginning after January 1, 2016, with earlier application permitted.

(Figures stated in thousands, except as noted)

i) IFRS 15, "Revenue from Contracts with Customers" ("IFRS 15")

IFRS 15 describes a single comprehensive model for the accounting of revenue from contracts with customers and replaces the current guidelines on revenue recognition.

The core principle of the new IFRS 15 is that an entity should recognize revenue to represent the promised transfer of goods or services to the customer, valued at the amount that the entity expects to be entitled in exchanged for those goods or services.

Pursuant to IFRS 15, an entity should:

1. identify customer contracts that fall within the scope of the new standard;

2. identify the separate performance obligations in the contract based on the following criteria: a) sales of goods or services, separately, b) sales that are dependent or interrelated with other products or services; and c) homogeneous and consistent sales pattern;

3. determine the price of the transaction by applying the following considerations: a) variable consideration and constraining estimates of variable consideration; b) the existence of a significant financing component in the contract; c) any non-cash consideration; and d) the consideration payable to the customer;

4. allocate the transaction price to each separate performance obligation; and

5. Recognize revenue when (or as) each performance obligation is satisfied either over time or at a point in time.

The new IFRS 15 enhances disclosures of revenue. This standard must be applied for periods beginning on or after January 1, 2017, and early application is permitted. During the year of application, entities may apply the rule retrospectively or use a modified approach.

j) IFRS 9, "Financial Instruments"

The IASB issued IFRS 9 (2009) and IFRS 9 (2010), which introduced new classification and measurement requirements. In 2013, the IASB released a new model for hedge accounting. The final version of IFRS 9, which was issued in July 2014 ("IFRS 9 (2014)"), replaces the previous versions of IFRS 9 and completes the IASB's project to replace IAS 39, "Financial Instruments."

The package of improvements introduced by IFRS 9 (2014) includes a logical model for classification and measurement, a single, forward-looking "expected loss" impairment model and a substantially reformed approach to hedge accounting.

Classification and Measurement

Classification under IFRS 9 (2014) determines how financial assets and liabilities are recognized in financial statements and, in particular, how they are measured on an ongoing basis. IFRS 9 (2014) introduces a logical approach to the classification of financial assets, which is based on the cash flow characteristics of the financial asset and the entity's business model for managing the financial assets. This principle-based approach replaces the existing classification and measurement requirements.

Impairment

As part of IFRS 9 (2014), the IASB introduced a new, single impairment model that is applicable to all financial instruments and eliminates the complexity associated with multiple impairment models. The new impairment model requires an entity to recognize expected credit losses on a timelier basis and to update the amount of expected losses throughout the useful life of a financial instrument. Additional disclosure is required to describe the basis for recognizing expected credit losses and any changes in the estimated amount of expected credit losses.

Hedge Accounting

IFRS 9 (2014) includes significant changes to hedge accounting, such as new disclosure requirements that require a description of an entity's risk management activities. The new model represents a comprehensive review of hedge accounting and aligns the accounting with risk management in order to better reflect risk management activities in the financial statements. These changes are intended to provide better disclosure about the risks that an entity faces and the impact of risk management activities on its financial information.

Credit Risk

IFRS 9 (2014) also aims to eliminate the volatility in financial results caused by changes in the credit risk of liabilities that are measured at fair value. Under IFRS 9 (2014), earnings from the impairment credit risk of liabilities are recognized in other comprehensive income rather than directly in profit or net loss.

IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted. Additionally, the new standards relating to credit risk may be applied early and in isolation, without adopting other modifications to the recognition of financial instruments.

NOTE 4. SEGMENT FINANCIAL INFORMATION

PEMEX's primary business is the exploration and production of crude oil and natural gas and the refining and marketing of petroleum products, conducted through six business segments:

Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals, Pemex-Petrochemicals, the Trading Companies (as defined below) and Corporate and Other Subsidiary Companies. Management makes decisions related to the operations of the consolidated business along these six strategic lines. Due to PEMEX's structure, there are significant quantities of inter-segment sales among the reporting segments, which are made at internal transfer prices established by PEMEX reflecting international market prices.

The primary sources of revenue for the segments are as described below:

- Pemex-Exploration and Production earns revenues from sales of domestic crude oil and natural gas, and from exporting crude oil through the Trading Companies (as defined below). Export sales are made through PMI CIM to approximately 26 major customers in various foreign markets. Approximately half of PEMEX's crude oil is sold to Pemex-Refining.

- Pemex-Refining earns revenues from sales of refined petroleum products and derivatives. Most of Pemex-Refining's sales are to third parties and occur within the domestic market. The entity sells a significant portion of its fuel oil production to the *Comisión Federal de Electricidad* (Federal Electricity Commission, or "CFE") and jet fuel to *Aeropuertos y Servicios Auxiliares* (the Airports and Auxiliary Services Agency). Pemex-Refining's most important products are different types of gasoline.

- Pemex-Gas and Basic Petrochemicals earns revenues primarily from domestic sources. Pemex-Gas and Basic Petrochemicals also consumes high levels of its own natural gas production. Most revenues of this entity are obtained from the sale of naphtha, ethane, butane, natural gas and liquefied petroleum gas.

- Pemex-Petrochemicals is engaged in the sale of petrochemical products to the domestic market. Pemex-Petrochemicals offers a wide range of products. The majority of Pemex-Petrochemicals' revenues comes from methane derivatives, ethane derivatives and aromatics and derivatives.

- The trading companies, which consist of PMI NASA, PMI CIM, MGAS and PMI Trading (the "Trading Companies"), earn revenues from trading crude oil, natural gas and petroleum and petrochemical products within international markets.

- The Corporate and Other Subsidiary Companies provide administrative, financing, consulting and logistical services, as well as economic, tax and legal advice to PEMEX's entities and companies.

(Figures stated in thousands, except as noted)

The following tables present the condensed financial information of these segments, after elimination of unrealized intersegment gain (loss). These reporting segments are those which PEMEX's management evaluates in its analysis of PEMEX.

As of / for the period ended March 31,2015	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies	Intersegment eliminations	Total
Sales:								
Trade	Ps. -	Ps. 129,247,229	Ps. 34,250,513	Ps. 7,246,933	Ps. 105,160,580	Ps. -	Ps. -	Ps. 275,905,255
Intersegment	169,098,938	11,654,036	14,554,934	2,754,396	76,518,651	16,576,706	(291,157,661)	-
Services income	-	1,221,892	793,065	156,953	154,147	1,451,580	(183,645)	3,593,992
Cost of sales	83,522,058	154,180,268	46,873,700	9,545,645	177,372,009	896,537	(277,887,212)	194,503,005
Gross income (loss)	85,576,880	(12,057,111)	2,724,812	612,637	4,461,369	17,131,749	(13,454,094)	84,996,242
Other revenues and expenses— net	1,326,263	(509,739)	162,246	8,814	344,343	158,021	(151,429)	1,338,519
Transportation, distribution and sale expenses	-	8,706,808	1,073,059	322,760	100,844	60	(968,837)	9,234,694
Administrative expenses	11,491,556	8,162,061	2,853,964	3,621,426	472,239	14,704,987	(12,638,915)	28,667,318
Operating income (loss)	75,411,587	(29,435,719)	(1,039,965)	(3,322,735)	4,232,629	2,584,723	2,229	48,432,749
Financing income	3,254,276	24,839	601,078	5,708	291,428	36,679,765	(39,094,960)	1,762,134
Financing cost	30,575,027	2,744,666	415,794	43,056	283,291	20,203,305	(39,108,323)	15,156,816
Derivative financial instruments (cost) income—net	-	-	1,064	-	(200,015)	(15,986,454)	-	(16,185,405)
Exchange (loss) gain	(13,021,369)	(903,355)	(45,710)	3,772	(67,525)	(2,578,931)	-	(16,613,118)
Profit (loss) sharing in associates	(424,744)	-	98,478	-	433,263	(99,216,155)	99,148,457	39,299
Taxes, duties and other	100,875,032	-	(274,970)	-	1,703,526	521,541	-	102,825,129
Net (loss) income	(66,230,309)	(33,058,901)	(525,879)	(3,356,311)	2,702,963	(99,241,898)	99,164,049	(100,546,286)
Total current assets	579,909,715	252,382,259	103,562,660	69,146,253	81,210,665	586,989,832	(1,368,289,239)	304,912,145
Permanent investments in associates	967,993	488,499	5,138,668	-	9,489,735	(26,416,875)	32,664,441	22,332,461
Wells, pipelines, properties, plant and equipment— net	1,345,934,366	281,774,536	98,698,152	38,810,017	2,549,605	18,113,915	-	1,785,880,591
Total assets	1,950,727,454	536,096,581	209,095,181	109,197,373	99,769,135	1,674,571,025	(2,436,480,718)	2,142,976,031
Total current liabilities	151,896,425	356,984,019	29,334,490	10,340,502	51,732,374	1,066,445,456	(1,360,070,409)	306,662,857
Long-term debt	1,074,328,594	20,935,180	1,086,813	196,733	3,560,095	1,090,693,200	(1,085,604,870)	1,105,195,745
Employee benefits	455,023,971	469,439,262	112,657,337	141,534,449	706,779	315,112,320	-	1,494,474,118
Total liabilities	1,757,998,477	859,856,466	144,191,967	152,254,769	58,804,373	2,491,378,565	(2,469,145,159)	2,995,339,458
Equity (Deficit)	192,728,977	(323,759,885)	64,903,214	(43,057,396)	40,964,762	(816,807,540)	32,664,441	(852,363,427)
Depreciation and amortization	31,379,085	2,916,284	1,761,014	732,305	20,430	161,943	-	36,971,061
Net periodic cost of employee benefits	10,541,104	10,681,317	1,841,558	3,202,085	46,495	7,236,056	-	33,548,615
Acquisition of wells, pipelines, properties, plant and equipment	36,213,147	7,274,843	896,948	642,538	131,962	814,589	-	45,974,027

(Figures stated in thousands, except as noted)

As of / for the period ended March 31, 2014:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies	Intersegment Eliminations	Total
Sales:								
Trade	Ps. —	Ps. 180,523,339	Ps. 42,935,036	Ps. 7,585,182	Ps. 173,191,167	Ps. —	Ps. —	Ps. 404,234,724
Intersegment	297,728,605	19,933,494	22,867,228	3,965,093	111,836,089	16,359,338	(472,689,847)	—
Services income	—	1,047,029	600,872	—	181,099	1,136,178	(265,796)	2,699,382
Cost of sales	76,433,062	230,824,306	64,580,633	11,633,309	282,807,866	511,687	(456,459,345)	210,331,518
Gross income (loss)	221,295,543	(29,320,444)	1,822,503	(83,034)	2,400,489	16,983,829	(16,496,298)	196,602,588
Other revenues and expenses—net	993,995	15,736,361	(608,512)	286,363	184,048	663,543	(77,757)	17,178,041
Transportation, distribution and sale expenses	—	6,364,942	713,567	236,215	100,607	123	(87,484)	7,327,970
Administrative expenses	11,980,032	9,834,600	3,278,712	3,813,912	350,423	12,535,215	(16,508,899)	25,283,995
Operating income (loss)	210,309,506	(29,783,625)	(2,778,288)	(3,846,798)	2,133,507	5,112,034	22,328	181,168,664
Financing income	4,627,215	43,919	726,599	29,671	268,178	17,016,887	(22,198,134)	514,335
Financing cost	12,768,951	2,983,823	53,677	17,011	287,749	17,071,969	(22,200,872)	10,982,308
Derivative financial instruments (cost) income—net	—	—	2,719	—	107,194	2,293,379	—	2,403,292
Exchange (loss) gain	91,124	(28,341)	(85,803)	(1,184)	(6,498)	(56,630)	—	(87,332)
Profit (loss) sharing in associates	91,140	—	287,301	—	726,074	(40,600,947)	40,631,615	1,135,183
Total taxes, duties and other	207,676,242	—	(327,193)	5,283	791,805	1,959,120	—	210,105,257
Net (loss) income	(5,326,208)	(32,751,870)	(1,573,956)	(3,840,605)	2,148,901	(35,266,366)	40,656,681	(35,953,423)
Depreciation and amortization	32,167,298	2,778,803	1,771,694	661,961	2,943	187,692	—	37,570,391
Net periodic cost of employee benefits	9,136,401	9,232,150	2,257,378	2,797,017	46,667	6,092,624	—	29,562,237
Acquisition of wells, pipelines, properties, plant and equipment	28,872,981	5,709,506	596,515	556,347	113,360	289,066	—	36,137,775

(Figures stated in thousands, except as noted)

As of / for the year ended December 31, 2014	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies	Intersegment eliminations	Total
Total current assets	579,201,519	255,407,423	105,121,847	68,242,701	83,345,895	505,949,689	(1,307,941,793)	289,327,281
Permanent investments in associates	1,392,737	488,499	5,059,612	-	8,483,563	67,164,220	(60,573,871)	22,014,760
Wells, pipelines, properties, plant and equipment— net	1,347,194,064	277,719,686	99,635,112	38,928,597	2,421,141	17,475,538	-	1,783,374,138
Total assets	1,953,828,467	535,094,903	210,625,967	108,444,584	102,955,361	1,580,484,899	(2,363,065,901)	2,128,368,280
Total current liabilities	206,711,128	330,308,600	31,965,537	8,229,852	57,265,930	1,000,368,240	(1,300,689,940)	334,159,347
Long-term debt	963,274,628	23,142,209	1,117,618	191,070	3,588,666	986,026,128	(979,956,033)	997,384,286
Employee benefits	448,887,587	463,143,546	110,913,462	139,554,046	641,279	310,948,608	-	1,474,088,528
Total liabilities	1,694,872,519	828,576,773	145,190,535	148,149,492	67,266,726	2,314,525,120	(2,302,492,031)	2,896,089,134
Equity (Deficit)	258,955,948	(293,481,870)	65,435,432	(39,704,908)	35,688,635	(734,040,221)	(60,573,870)	(767,720,854)
Acquisition of wells, pipelines, properties, plant and equipment	174,019,012	39,087,896	5,632,770	4,709,838	2,545,075	8,007,600	-	234,002,191

PEMEX's management measures the performance of the entities based on operating income and net segment income before elimination of unrealized intersegment gain (loss), as well as by analyzing the impact of the results of each segment in the consolidated financial statements. For certain of the items in these consolidated financial statements to agree with the individual financial statements of the operating segments, they must be reconciled. The tables below present the financial information of PEMEX's operating segments, before intersegment eliminations:

(Figures stated in thousands, except as noted)

The following tables present accounting conciliations between individual and consolidated information.

As of / for the year ended March 31, 2015	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies
Sales:						
By segment	Ps. 169,098,938	Ps. 143,262,662	Ps. 49,613,764	Ps. 10,167,240	Ps. 181,866,594	Ps. 18,028,286
Less unrealized intersegment sales	-	(1,139,505)	(15,252)	(8,958)	(33,216)	-
Total consolidated sales	Ps. 169,098,938	Ps. 142,123,157	Ps. 49,598,512	Ps. 10,158,282	Ps. 181,833,378	Ps. 18,028,286
Operating income (loss):						
By segment	Ps. 77,180,550	Ps. (41,141,348)	Ps. (1,523,564)	Ps. (3,735,152)	Ps. 4,419,980	Ps. 2,584,723
Less unrealized intersegment sales	-	(1,139,505)	(15,252)	(8,958)	(33,216)	-
Less unrealized gain due to production cost valuation of inventory	(1,158,935)	12,845,134	498,851	421,375	(154,135)	-
Less capitalized refined products	(639,773)	-	-	-	-	-
Less amortization of capitalized interest	29,745	-	-	-	-	-
Total consolidated operating income (loss)	Ps. 75,411,587	Ps. (29,435,719)	Ps. (1,039,965)	Ps. (3,322,735)	Ps. 4,232,629	Ps. 2,584,723
Net income (loss):						
By segment	Ps. (64,453,335)	Ps. (44,764,530)	Ps. (728,168)	Ps. (3,768,728)	Ps. 2,890,314	Ps. (109,604,284)
Less unrealized intersegment sales	-	(1,139,505)	(15,252)	(8,958)	(33,216)	-
Less unrealized gain due to production cost valuation of inventory	(1,158,935)	12,845,134	498,851	421,375	(154,135)	-
Less capitalized refined products	(639,773)	-	-	-	-	-
Less equity method for unrealized profits	(8,011)	-	(281,310)	-	-	10,362,386
Less amortization of capitalized interest	29,745	-	-	-	-	-
Total consolidated net income (loss)	Ps. (66,230,309)	Ps. (33,058,901)	Ps. (525,879)	Ps. (3,356,311)	Ps. 2,702,963	Ps. (99,241,898)
Assets:						
By segment	Ps. 1,972,313,321	Ps. 567,746,061	Ps. 213,797,693	Ps. 114,232,677	Ps. 101,145,541	Ps. 1,664,208,640
Less unrealized intersegment sales	1,132	(923,337)	(14,380)	(8,358)	(17,914)	-
Less unrealized gain due to production cost valuation of inventory	(20,603,418)	(30,726,143)	(1,128,083)	(1,648,838)	(1,358,492)	-
Less capitalized refined products	(639,773)	-	-	-	-	-
Less equity method for unrealized profits	(373,554)	-	(3,560,049)	(3,378,108)	-	10,362,385
Less amortization of capitalized interest	29,745	-	-	-	-	-
Total consolidated assets	Ps. 1,950,727,454	Ps. 536,096,581	Ps. 209,095,181	Ps. 109,197,373	Ps. 99,769,135	Ps. 1,674,571,025
Liabilities:						
By segment	Ps. 1,757,998,477	Ps. 859,856,466	Ps. 144,191,967	Ps. 152,254,769	Ps. 54,441,483	Ps. 2,491,378,565
Less unrealized gain due to production cost valuation of inventory	-	-	-	-	4,362,890	-
Total consolidated liabilities	Ps. 1,757,998,477	Ps. 859,856,466	Ps. 144,191,967	Ps. 152,254,769	Ps. 58,804,373	Ps. 2,491,378,565

(Figures stated in thousands, except as noted)

As of / for the period ended March 31, 2014:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies
Sales:						
By segment	Ps. 297,739,681	Ps. 204,169,749	Ps. 66,412,387	Ps. 11,563,360	Ps. 286,553,654	Ps. 17,495,516
Less unrealized intersegment sales	(11,076)	(2,665,887)	(9,251)	(13,085)	(1,345,299)	-
Total consolidated sales	Ps. 297,728,605	Ps. 201,503,862	Ps. 66,403,136	Ps. 11,550,275	Ps. 285,208,355	Ps. 17,495,516
Operating income (loss):						
By segment	Ps. 207,366,132	Ps. (21,072,085)	Ps. (2,466,321)	Ps. (3,853,356)	Ps. 3,338,379	Ps. 5,112,034
Less unrealized intersegment sales	(11,076)	(2,665,887)	(9,251)	(13,085)	(1,345,299)	-
Less unrealized gain due to production cost valuation of inventory	4,379,561	(6,045,653)	(302,716)	19,643	140,427	-
Less capitalized refined products	(1,454,855)	-	-	-	-	-
Less amortization of capitalized interest	29,744	-	-	-	-	-
Total consolidated operating income (loss)	Ps. 210,309,506	Ps. (29,783,625)	Ps. (2,778,288)	Ps. (3,846,798)	Ps. 2,133,507	Ps. 5,112,034
Net income (loss):						
By segment	Ps. (8,269,772)	Ps. (24,040,330)	Ps. (1,261,990)	Ps. (3,775,169)	Ps. 3,353,773	Ps. (27,916,113)
Less unrealized intersegment sales	(11,076)	(2,665,887)	(9,250)	(13,085)	(1,345,299)	-
Less unrealized gain due to production cost valuation of inventory	4,379,561	(6,045,653)	(302,716)	19,643	140,427	-
Less capitalized refined products	(1,454,855)			-	-	-
Less equity method for unrealized profits	189	-	-	(71,994)		(7,350,253)
Less amortization of capitalized interest	29,745	-	-	-	-	-
Total consolidated net income (loss)	Ps. (5,326,208)	Ps. (32,751,870)	Ps. (1,573,956)	Ps. (3,840,605)	Ps. 2,148,901	Ps. (35,266,366)

As of / for the period ended December 31, 2014:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies
Assets:						
By segment	Ps. 1,973,640,697	Ps. 581,230,900	Ps. 215,690,484	Ps. 113,896,128	Ps. 107,000,991	Ps. 1,580,583,764
Less unrealized intersegment sales	1,132	(2,883,924)	(19,332)	(2,435)	(93,339)	-
Less unrealized gain due to production cost valuation of inventory	(15,776,956)	(43,252,073)	(1,623,055)	(2,071,000)	(3,952,291)	-
Less capitalized refined products	(3,789,845)	-	-	-	-	-
Less equity method for unrealized profits	(365,542)	-	(3,422,130)	(3,378,109)	-	(98,865)
Less amortization of capitalized interest	118,981	-	-	-	-	-
Total consolidated assets	Ps. 1,953,828,467	Ps. 535,094,903	Ps. 210,625,967	Ps. 108,444,584	Ps. 102,955,361	Ps. 1,580,484,899
Liabilities:						
By segment	Ps. 1,694,872,519	Ps. 828,576,773	Ps. 145,190,535	Ps. 148,149,492	Ps. 64,969,988	Ps. 2,314,525,120
Less unrealized gain due to production cost valuation of inventory	-	-	-	-	2,296,738	-
Total consolidated liabilities	Ps. 1,694,872,519	Ps. 828,576,773	Ps. 145,190,535	Ps. 148,149,492	Ps. 67,266,726	Ps. 2,314,525,120

(Figures stated in thousands, except as noted)

NOTE 5. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

As of March 31, 2015 and December 31, 2014, cash and cash equivalents were as follows:

	March 31, 2015		December 31, 2014	
Cash on hand and in banks[(i)]	Ps.	89,536,974	Ps.	68,330,390
Marketable securities		39,069,813		49,658,138
	Ps.	128,606,787	Ps.	117,988,528

(i) Cash on hand and in banks is primarily composed of cash in banks.

At March 31, 2015 and December 31, 2014, restricted cash was as follows:

	March 31, 2015		December 31, 2014	
Restricted cash	Ps.	7,088,273	Ps.	6,884,219

Restricted cash in 2014 and 2013 consists primarily in a the deposit made by Pemex-Exploration and Production in the amount of U.S. Ps.465,060 as a result of an arbitration claim before the International Court of Arbitration of the International Chamber of Commerce (the "ICA"). At December 31, 2014, this deposit, including income interest, amounted to U.S. $ 465,303 (see Note 15(b)).

NOTE 6. ACCOUNTS RECEIVABLE AND OTHER

As of March 31, 2015 and December 31, 2014, accounts receivable and other receivables were as follows:

	March 31, 2015		December 31, 2014	
Export customers	Ps.	25,410,220	Ps.	20,960,915
Domestic customers		34,358,640		38,168,467
Tax credits		34,276,914		30,554,928
Sundry debtors		17,702,880		13,357,348
Employees and officers		5,544,848		5,560,644
Advances to suppliers		7,013,733		5,583,148
Insurance claims		-		212,069
Other accounts receivable		24,719		25,448
	Ps.	124,331,954	Ps.	114,422,967

(Figures stated in thousands, except as noted)

NOTE 7. INVENTORIES

As of March 31, 2015 and December 31, 2014, inventories were as follows:

		March 31, 2015		December 31, 2014
Crude oil, refined products, derivatives and petrochemicals products	Ps.	40,561,906	Ps.	45,126,915
Materials and products in stock		4,334,414		4,811,741
Materials and products in transit		32,448		-
	Ps.	44,928,768	Ps.	49,938,656

NOTE 8. AVAILABLE–FOR–SALE FINANCIAL ASSETS

On January 1, 2014, PEMEX had a total of 53,703,915 shares of Repsol value at Ps. 17,728,490, which represented approximately 9.49% of Repsol's share capital.

On January 17, 2014, PMI HBV received its dividends in the form of 1,451,455 new Repsol shares.

On May 28, 2014, Repsol declared an extraordinary dividend to be paid out in cash, equivalent to one euro per share. On June 6, 2014, PMI HBV recognized a dividend for a total amount of Ps. 381,900, which was computed based on the number of shares it held at the time of distribution.

In May 2014 Petróleos Mexicanos cancelled in advance the three equity swaps with financial institutions through which it had obtained the economic and voting rights of 67,969,767 shares which amounted to approximately 5.13% of Repsol's total shares as of that date of Repsol and converted them into one equity swap. On June 3, 2014, Petróleos Mexicanos cancelled the single equity swap.

On June 4, 2014, PMI HBV divested its direct interest in 36,087,290 shares of Repsol at a sale price of 20.10 euros per share following the approval of the Board of Directors of Petróleos Mexicanos. As a result of this operation, the remaining Repsol shares owned by PMI HBV were recognized as available-for-sale financial assets at December 31, 2014. The decision to divest PMI HBV's position in Repsol was driven by the relatively low returns obtained from this investment and the lack of mutual benefits derived from PEMEX's alliance with Repsol. As a result of the sale of these shares, PMI HBV recognized a loss of Ps. 215,119 in its statement of comprehensive income.

On June 16, 2014, Repsol approved the payment of a flexible dividend, from which PMI HBV received 488,923 new Repsol shares in July 2014, valued at Ps. 190,814.

(Figures stated in thousands, except as noted)

On December 17, 2014, Repsol declared flexible dividends to its shareholders, from which PMI HBV received 575,205 new Repsol shares as an in kind dividend in January 2015. This amount is recognized as an account receivable of Ps. 163,834 as of December 2014.

As of March 31, 2015, PMI HBV holds 20,132,208 of Repsol shares.

As of March 31, 2015 and December 31, 2014, the investments in 20,132,208 and 19,557,003 shares of Repsol held by PMI HBV were valued at Ps. 5,760,442 and Ps. 5,414,574, respectively. The effect of the valuation on the investment at fair value was recorded in other comprehensive result in the statement of changes in equity (deficit) as a loss of Ps. 54,589 at March 31, 2015 and a loss of Ps. 765,412 at December 31, 2014.

As of March 31, 2015, PEMEX's direct holdings of Repsol shares amounted to approximately 1.46% of Repsol's total shares and 1.45% at December 31, 2014.

NOTE 9. PERMANENT INVESTMENTS IN ASSOCIATES

The permanent investments in associates as of March 31, 2015 and December 31, 2014 were as follows:

		Percentage of investment	March 31, 2015	December 31, 2014
Deer Park Refining Limited		49.995%	Ps. 8,253,046	Ps. 7,322,445
Gasoductos de Chihuahua, S. de R.L. de C.V.		50.00%	4,854,362	4,778,939
Petroquímica Mexicana de Vinilo, S.A. de C.V.		44.09%	3,462,154	3,521,924
TAG Norte Holding, S. de R.L. de C.V.	(i)	50.00%	1,793,021	2,071,825
Compañía Mexicana de Exploraciones, S.A. de C.V.	(ii)	60.00%	842,552	1,255,742
Sierrita Gas Pipeline LLC	(i)	35.00%	912,044	885,792
Frontera Brownsville, LLC		50.00%	557,076	546,463
TAG Pipelines Sur, S. de R.L. de C.V.	(i)	50.00%	351,422	544,201
Mexicana de Lubricantes, S.A. de C.V.		49.00%	488,499	488,499
Other—net		Various	818,285	598,930
Total			Ps. 22,332,461	Ps. 22,014,760

(i) New investment in 2014.
(ii) Compañía Mexicana de Exploraciones, S. A. de C. V. is not controlled by PEMEX and is accounted for as a permanent investment in an associate under the equity method (see Note 3(a)).

(Figures stated in thousands, except as noted)

Profit (loss) sharing in associates:

	As of March 31,			
	2015		2014	
Deer Park Refining Limited	Ps.	414,470	Ps.	726,074
Gasoductos de Chihuahua, S. de R.L. de C.V.		244,957		475,942
TAG Norte Holding, S. de R.L. de C.V.		25,229		-
Compañía Mexicana de Exploraciones, S.A. de C.V.		(413,190)		(25,676)
Petroquímica Mexicana de Vinilo, S.A. de C.V.		(76,237)		19,443
TAG Pipelines Sur, S. de R.L. de C.V.		(30,251)		-
Other—net		(125,679)		(60,600)
	Ps.	39,299	Ps.	1,135,183

(Figures stated in thousands, except as noted)

NOTE 10. WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT

As of March 31, 2015 and 2014 and January 1, 2014, the components of wells, pipelines, properties, plant and equipment were as follows:

	Plants	Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportation equipment	Construction in progress	Land	Unproductive fixed assets	Other fixed assets	Total fixed asset
Investment													
Balances as of January 1, 2014	Ps. 735,549,850	Ps. 45,039,305	Ps. 558,441,853	Ps.1,100,557,457	Ps. 60,262,361	Ps. 326,324,608	Ps. 51,936,293	Ps. 23,317,687	Ps. 149,430,041	Ps. 42,357,857	Ps. 10,267,798	Ps. 32,562	Ps. 3,103,517,672
Acquisitions	23,713,976	1,713,819	4,604,246	47,206,226	955,327	5,867,427	3,602,912	2,200,877	141,566,631	889,450	79,715	1,486,211	233,886,817
Reclassifications	(4,413,133)	(623,772)	964,517	-	3,301,769	(59,381)	(385,362)	305,697	(127,229)	167,016	487,390	(303,270)	(685,758)
Capitalization	16,072,431	-	9,197,666	62,848,040	787,907	5,113,356	35,512	-	(94,183,427)	128,515	-	-	-
Impairment	(1,137,399)	-	(1,972,994)	(19,226,711)	(308,592)	-	-	-	-	-	-	-	(22,645,696)
Disposals	(10,820,292)	-	(136,259)	-	(595,503)	-	(369,649)	(1,822,247)	(868,767)	(729,831)	(9,197)	(631,750)	(15,983,495)
Balances as of December 31, 2014	758,965,433	46,129,352	571,099,029	1,191,385,012	64,403,269	337,246,010	54,819,706	24,002,014	195,817,249	42,813,007	10,825,706	583,753	3,298,089,540
Acquisitions	4,149,820	2,815,166	1,030,458	8,127,437	275,094	1,268,551	330,245	79,282	27,677,842	125,092	33	95,007	45,974,027
Reclassifications	11,037,490	(64,319)	(197,597)	-	281,747	-	(591,768)	(48,143)	11,961	1,741	38,595	15,186	10,484,893
Capitalization	3,905,530		3,450,943	17,103,807	326,760	2,727,810	3,113	77,299	(27,516,100)			(79,162)	-
Impairment	-		(2,234,659)	(3,819,256)									(6,053,915)
Disposals	(916,178)		(4,555)		(62,450)		(69,803)	(28,038)	(886)	(3,247)	(234,179)	(27,307)	(1,346,643)
Balances as of March 31, 2015	777,142,095	48,880,199	573,143,619	1,212,797,000	65,224,420	341,242,371	54,491,493	24,082,414	195,990,066	42,936,593	10,630,155	587,477	3,347,147,902
Accumulated depreciation and amortization													
Balances as of January 1, 2014	Ps. (309,661,639)	Ps.(25,498,940)	Ps. (215,850,314)	Ps.(631,582,963)	Ps. (35,069,105)	Ps.(109,806,704)	Ps.(34,503,429)	Ps. (12,623,928)	Ps. -	Ps. -	Ps. (7,341,909)	Ps. -	Ps.(1,381,938,931)
Depreciation	(38,183,033)	(2,879,780)	(16,640,385)	(64,135,419)	(1,414,222)	(15,143,005)	(3,418,783)	(1,260,160)	-	-	-	-	(143,074,787)
Reclassifications	735,813	607,072	(179,524)	-	(1,073,720)	26,842	525,701	173,184	-	-	(129,792)	-	685,576
Disposals	7,816,567	-	12,172	-	412,737	-	345,065	899,753	-	-	126,446	-	9,612,740
Balances as of December 31, 2014	(339,292,292)	(27,771,648)	(232,658,051)	(695,718,382)	(37,144,310)	(124,922,867)	(37,051,446)	(12,811,151)	-	-	(7,345,255)	-	(1,514,715,402)
Depreciation	(9,974,377)	(732,690)	(4,223,874)	(16,629,983)	(339,788)	(3,905,371)	(880,934)	(284,041)	-	-	(3)		(36,971,061)
Reclassifications	(11,142,325)	58,685	(39,500)		25,389		604,795	38,320	-	-	(30,257)		(10,484,893)
Disposals	583,157				23,364		64,639	26,407	-	-	206,478		904,045
Balances as of March 31, 2015	(359,825,837)	(28,445,653)	(236,921,425)	(712,348,365)	(37,435,345)	(128,828,238)	(37,262,946)	(13,030,465)	-	-	(7,169,037)	-	(1,561,267,311)
Wells, pipelines, properties, plant and equipment—net as of December 31,2014	Ps. 419,673,141	Ps. 18,357,704	Ps. 338,440,978	Ps. 495,666,630	Ps. 27,258,959	Ps. 212,323,143	Ps. 17,768,260	Ps. 11,190,863	Ps. 195,817,249	Ps. 42,813,007	Ps. 3,480,451	Ps. 583,753	Ps. 1,783,374,138
Wells, pipelines, properties, plant and equipment—net as of March 31,2015	Ps. 417,316,258	Ps. 20,434,546	Ps. 336,222,194	Ps. 500,448,635	Ps. 27,789,075	Ps. 212,414,133	Ps. 17,228,547	Ps. 11,051,949	Ps. 195,990,066	Ps. 42,936,593	Ps. 3,461,118	Ps. 587,477	Ps. 1,785,880,591
Depreciation rates	3 to 5%	5%	2 to 7%	-	3 to 7%	4%	3 to 10%	4 to 20%	-	-	-	-	-
Estimated useful lives	20 to 35 years	20 years	15 to 45 years	-	33 to 35 years	25 years	3 to 10 years	5 to 25 years	-	-	-	-	-

(Figures stated in thousands, except as noted)

a. The combined depreciation of fixed assets and amortization of wells as of March 31, 2015 and 2014, recognized mainly in operating costs, was Ps. 36,971,061 and Ps. 37,570,391, respectively, which includes costs related to plugging and abandonment of wells as of March 31, 2015 and 2014 of Ps. 254,884 and Ps. 550,984, respectively.

b. As of March 31, 2015 and December 31, 2014, provisions relating to future plugging and abandonment costs amounted to Ps. 53,656,059 and Ps. 52,460,749, respectively, and are presented in the "Provisions for sundry credits" line item.

c. As of March 31, 2015 and December 31, 2014, the value in use of the Integral Burgos, Poza Rica and Macuspana projects was unfavorable due to the decline in gas prices in the international market as well as the condition of economic hydrocarbon reserves located at these projects, which resulted in aggregate impairment charges of Ps. (8,976,483) and Ps. (21,199,704), respectively. Additionally, as of December 31, 2014, Pemex-Petrochemicals recognized impairment charges totaling Ps. (1,445,992)

As of March 31, 2015, based on an analysis of existing conditions in the Poza Rica project, the value of the project was determined to have improved, permitting the reversal of an impairment charge that was recognized in the amount of Ps. 2,292,568 in the statement of comprehensive income in cost of sales line item.

d. As a result of the Energy Reform Decree, the secondary legislation and the corresponding initial adjudication of rights for the exploration and extraction of oil and other hydrocarbons commonly referred to as Round Zero, Pemex-Exploration and Production received temporary assignments of certain asset blocks, some of which may be transferred to third parties in the future. These investments will be compensated at their fair value pursuant to the terms determined by Ministry of Energy. As of March 31, 2015, the aggregate value of the asset blocks that were assigned on a temporary basis to Petróleos Mexicanos as part of Round Zero totals approximately Ps. 71,270,273.

f: As part of the implementation of the Energy Reform Decree, PEMEX is to transfer to CENAGAS assets and contracts valued at approximately Ps. 34,029,000 in the aggregate as of March 31, 2015. PEMEX will be compensated for these assets pursuant to terms set by the Energy Regulatory Commission.

The value of these assets and contracts is subject to change between the date of these consolidated financial statements and the time at which such assets and contracts are transferred, either due to additional adjustments in valuation or changes in the assets types of assets and contracts to be transferred. The transfer of assets and contracts to CENEGAS may take up to two years.

(Figures stated in thousands, except as noted)

NOTE 11. OTHER ASSETS

At March 31, 3015 and December 31, 2014, the balance of other assets was as follows:

		March 31, 2015		December 31, 2014
Construction in progress (wells)	Ps.	12,170,759	Ps.	14,970,904
Payments in advance		3,129,622		2,959,819
Other		4,735,823		4,694,541
	Ps.	20,036,204	Ps.	22,625,264

NOTE 12. DEBT

The Board of Directors approves the terms and conditions for the incurrence of obligations that constitute public debt of Petróleos Mexicanos for each fiscal year, in accordance with the Petróleos Mexicanos Law and the *Reglamento de la Ley de Petróleos Mexicanos* (Regulations to the Petróleos Mexicanos Law). These terms and conditions are promulgated in conformity with the guidelines approved by the SHCP for Petróleos Mexicanos for the respective fiscal year.

During the period from January 1 to March 31, 2015, PEMEX participated in the following financing activities:

- On January 16, 2015, Petróleos Mexicanos obtained a direct loan for Ps. 7,000,000 bearing interest at a floating rate linked to TIIE, which matures on January 16, 2016.

- On January 22, 2015, Petróleos Mexicanos increased its Medium-Term Notes Program from U.S. $ 42,000,000 to U.S. $ 52,000,000. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

- On January 23, 2015, Petróleos Mexicanos issued U.S. $ 6,000,000 of its debt securities under its U.S. $ 42,000,000 Medium-Term Notes Program, Series C in three tranches: (1) U.S. $ 1,500,000 of its 3.500% Notes due 2020; (2) U.S. $ 1,500,000 of its 4.500% Notes due 2026; and (3) U.S. $ 3,000,000 of its 5.625% Bonds due 2046.

- On January 30, 2015, Petróleos Mexicanos amended the terms of its revolving credit facility in order to increase the amount available thereunder from U.S. $ 1,250,000 to U.S. $ 3,250,000 and to extend the maturity date to February 5, 2020. On February 5, 2015, Petróleos Mexicanos borrowed U.S. $ 1,950,000 under this facility to prepay in full its U.S. $ 700,000 credit facility dated as of December 17, 2014.

(Figures stated in thousands, except as noted)

- On February 11, 2015, Petróleos Mexicanos issued Ps. 24,287,902 aggregate principal amount of *Certificados Bursátiles* in three tranches. The first tranche was issued at a fixed rate of 7.47% due 2026 in an aggregate principal amount of Ps. 17,000,000, consisting of (1) an international offering outside of Mexico of Ps. 9,000,000 of "Euroclearable *Certificados Bursátiles*," which are eligible for clearance through Euroclear Clearance System plc and Indeval, and (2) a concurrent offering to the public in Mexico of Ps. 8,000,000. This issuance was a reopening of the same series of *Certificados Bursátiles* due 2026 that was originally issued on November 27, 2014. The second tranche was issued at a floating rate due 2020 in an aggregate principal amount of Ps. 4,300,000. This issuance was a reopening of the same series of *Certificados Bursátiles* due 2020 that was originally issued on November 27, 2014. The third tranche was issued at a fixed rate of 3.94% due 2026 in an aggregate principal amount of 565,886,800 UDIs, equivalent to Ps. 2,987,902. This issuance represented the fourth reopening of the same series originally issued on January 30, 2014 and subsequently reopened on July 2, 2014, September 11, 2014 and November 27, 2014. These *certificados bursátiles* were issued under Petróleos Mexicanos' Ps. 200,000,000 or UDI equivalent *Certificados Bursátiles* Program.

- On February 11, 2015, Petróleos Mexicanos entered into a term loan credit facility in the amount of U.S. $ 2,000,000. On February 17, 2015, Petróleos Mexicanos borrowed U.S. $ 2,000,000 under this facility to prepay in full its credit agreement dated as of November 18, 2010.

- On March 24, 2015, the CNBV authorized Petróleos Mexicanos' Short-Term *Certificados Bursátiles* Program for an aggregate revolving amount of Ps. 100,000,000. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

- During the period from March 26, 2015 to April 27, 2015 Petróleos Mexicanos issued a total of Ps. 7,500,000 of short-term *Certificados Bursátiles* at a fixed and floating rates, under its Short-Term *Certificados Bursátiles* Program and repaid Ps. 2,500,000.

From January 1 to March 31, 2015, PMI HBV repaid U.S. $ 500,000 from its revolving credit line.

(Figures stated in thousands, except as noted)

NOTE 13. FINANCIAL INSTRUMENTS

(a) Fair value hierarchy

PEMEX values its financial instruments under standard methodologies commonly applied in the financial markets. PEMEX's related assumptions therefore fall under Level 1 and Level 2 of the fair value hierarchy for market participant assumptions, as described below.

The fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for the assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities. Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX's applicable assets and liabilities.

When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.

The following tables present information about PEMEX's assets and liabilities measured at fair value and indicate the fair value hierarchy of the inputs utilized to determine the fair values as of March 31, 2015 and December 31, 2014:

	Fair value hierarchy			Total as of March 31, 2015
	Level 1	Level 2	Level 3	
Financial Assets:				
Derivative financial instruments	Ps. —	Ps. 1,284,194	Ps. —	Ps. 1,284,194
Available-for-sale financial assets	5,760,442	—	—	5,760,442
Permanent investments in associates	—	22,332,461	—	22,332,461
Financial Liabilities:				
Derivative financial instruments	—	(24,322,215)	—	(24,322,215)

	Fair value hierarchy			Total as of December 31, 2014
	Level 1	Level 2	Level 3	
Financial Assets:				
Derivative financial instruments	Ps. —	Ps. 1,562,556	Ps. —	Ps. 1,562,556
Available-for-sale financial assets	5,414,574	—	—	5,414,574
Permanent investments in associates	—	22,014,760	—	22,014,760
Financial Liabilities:				
Derivative financial instruments	—	(17,459,740)	—	(17,459,740)

(Figures stated in thousands, except as noted)

(b) Fair value of Derivative Financial Instruments

PEMEX periodically evaluates its exposure to international hydrocarbon prices, interest rates and foreign currencies and uses DFIs as a mitigation mechanism when potential sources of market risk are identified.

PEMEX monitors the fair value of its DFI portfolio on a periodic basis. The fair value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models used commonly in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX's DFI portfolio is composed primarily of swaps, the prices of which are estimated by discounting flows using the appropriate factors, and contains no exotic instruments that require numerical methods for their valuation.

PEMEX values its DFIs under standard methodologies commonly applied in the financial markets. PEMEX's related assumptions therefore fall under Level 2 of the fair value hierarchy for market participant assumptions.

(c) Accounting treatment

As of January 1, 2012, PEMEX adopted the provisions of International Accounting Standards 32 and 39 and IFRS 7, 9 and 13 as issued by the IASB, which detail the criteria for the recognition, valuation, registration, disclosure, presentation and, where appropriate, bifurcation from the host contract, of DFIs entered into for trading and hedging purposes and of embedded derivatives.

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, assets or liabilities recorded within its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the strict requirements of the accounting standards for designation as hedges under one of the accounting treatments allowed. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value are recognized in the "Derivative financial instruments (cost) income—net" line item in the consolidated statement of comprehensive income.

As of March 31, 2015 and December 31, 2014, the net fair value of PEMEX's outstanding DFIs was Ps. (23,038,021) and Ps. (15,897,184), respectively. As of March 31, 2015 and December 31, 2014, PEMEX did not have any DFIs designated as hedges.

(Figures stated in thousands, except as noted)

For the periods ended March 31, 2015 and 2014, PEMEX recognized a net (loss) gain of Ps. (16,185,405) and Ps. 2,403,292, respectively, in the "Derivative financial instruments (cost) income—net" line item with respect to DFIs treated as instruments entered into for trading purposes.

PEMEX, in accordance with its accounting policy, analyzed the clauses of different contracts to identify possible embedded derivatives. PEMEX determined that these agreements do not meet the criteria required to generate embedded derivatives and therefore, for the periods ended March 31, 2015 and December 31, 2014, PEMEX did not recognize any effects related to embedded derivatives (either foreign currency or index) in its statement of comprehensive income.

NOTE 14. PROVISIONS FOR SUNDRY CREDITORS

At March 31, 2015 and December 31, 2014, the provisions for sundry creditors and others as follows:

		March 31, 2015		December 31, 2014
Provision for plugging of wells (Note 10)	Ps.	53,565,059	Ps.	52,460,749
Provision for trails in process (Note 16)		18,646,897		19,787,440
Provision for environmental costs (Note 16)		6,516,924		6,174,754
	Ps.	78,728,880	Ps.	78,422,943

NOTE 15. CONTINGENCIES

In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome. PEMEX has not recorded provisions related to ongoing legal proceedings due to the fact that an unfavorable resolution is not expected in such proceedings, with the exception of the proceeding disclosed in Note 5 and described in further detail in this Note.

a. PEMEX is subject to the provisions of the *Ley General del Equilibrio Ecológico y la Protección al Ambiente* (General Law on Ecological Equilibrium and Environmental Protection). To comply with this law, environmental audits of PEMEX's larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the *Procuraduría Federal de Protección al Ambiente* (Federal Attorney of Environmental Protection) to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials. As of March 31, 2015 and December 31, 2014, the reserve for environmental remediation expenses totaled Ps. 6,516,924 and Ps. 6,174,754, respectively. This reserve is included

(Figures stated in thousands, except as noted)

as part of the reserve for sundry creditors and others as a long-term liability in the statement of financial position.

b. PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of the date of these consolidated financial statements. As of March 31, 2015 and December 31, 2014, PEMEX had accrued a reserve of Ps. 18,646,897 and Ps. 19,787,440, respectively, for these contingent liabilities. The current status of the principal lawsuits in which PEMEX is involved is as follows:

- In September 2001, Conproca, S.A. de C.V. ("CONPROCA"), the construction company performing construction and maintenance services for Pemex-Refining's Cadereyta refinery, filed a claim for arbitration before the ICA against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA). On January 11, 2012, the ICA notified the parties of its final award. Pemex-Refining and Petróleos Mexicanos were ordered to pay U.S. Ps.311,178 and CONPROCA was ordered to pay U.S. Ps.29,038. On July 27, 2012, Petróleos Mexicanos and Pemex-Refining filed a claim (No. 485/2012) before the *Juzgado Décimo Primero de Distrito en Materia Civil* (Eleventh District Civil Court) in the Federal District requesting that the arbitration award be declared null and void. On November 12, 2013, the Court issued a judgment declaring the arbitration award valid without addressing the issue of expenses. Petróleos Mexicanos and Pemex-Refining each filed an *amparo* (No. D.C. 3/2014 and D.C. 4/2014, respectively)—these *amparos* were denied. The defendants subsequently filed a motion to review the denial of the *amparos* with the *Suprema Corte de Justicia de la Nación* (Supreme Court of Justice), which was admitted and is still pending as of the date of these consolidated financial statements. Previously, on December 14, 2011, CONPROCA filed a claim before the U.S. District Court for the Southern District of New York seeking the recognition of an arbitration award. On October 17, 2013 the Court stayed the proceeding pending the conclusion of the trial in Mexico. On September 12, 2014, CONPROCA filed a motion before the U.S. District Court requesting that the defendants post security in the amount of the full arbitration and accrued interest as a condition to continue to stay this proceeding. On December 12, 2014, the U.S. District Court ordered the defendants to post security of U.S. $592,926, which the defendants appealed on December 29, 2014. On March 6, 2015, CONPROCA and the defendants agreed that the defendants would post a stand-by letter of credit in the amount of U.S. $435,000 in satisfaction of the court's order to post security. As of the date of these consolidated financial statements, a final resolution is still pending.

- In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R. L. de C. V. ("COMMISA") filed an arbitration claim (No. 13613/CCO/JRF) before the International Court of Arbitration of the ICA against Pemex-Exploration and

(Figures stated in thousands, except as noted)

Production for, among other things, the breach of a construction agreement in connection with two platforms in the Cantarell project (Project No. IPC01). On December 16, 2009, the ICA issued an arbitration award requiring Pemex-Exploration and Production to pay U.S. $293,645 and Ps. 34,459, plus interest. On September 25, 2013, the U.S. District Court for the Southern District of New York issued a final judgment confirming the arbitration award. Pemex-Exploration and Production was ordered to pay COMMISA U.S. $465,060, which included Pemex-Exploration and Production's U.S. Ps.106,820 guarantee. Each party is to pay its value added taxes and interest relating to the award. In November 2013, Pemex-Exploration and Production deposited this amount in a bank account in New York as a condition to filing its appeal with the U.S. Second Circuit Court of Appeals, which it did on January 28, 2014. On November 20, 2014, a hearing was held. On February 6, 2015, the U.S. Department of Justice filed an *amicus curiae* brief before the U.S. Second Circuit Court of Appeals to present the views of the U.S. Government with respect to the case, which were favorable to Pemex-Exploration and Production's position. As of the date of these consolidated financial statements, a final resolution is still pending.

On January 22, 2013 COMMISA requested from the authorities in Luxembourg an execution of the arbitration award and an attachment of assets of Pemex-Exploration and Production and Petróleos Mexicanos located in several financial institutions, which was granted. Pemex-Exploration and Production filed a motion before the Supreme Court of Luxembourg on November 15, 2013 and COMMISA filed another motion on January 15, 2014. On February 11, 2014, Pemex-Exploration and Production requested an extension to file its response to the execution process, which was granted on February 14, 2014. The Court ordered Pemex-Exploration and Production to file its pleadings on March 25, 2014 and August 5, 2014 and ordered COMMISA to file its pleadings on May 25, 2014 and October 5, 2014. On March 25, 2014, Pemex-Exploration and Production filed its response. On January 19, 2015, COMMISA filed an appeal before the Court of Appeals in Luxembourg. A hearing is scheduled to be held on May 7, 2015.

- In February 2010, the *Servicio de Administración Tributaria* (the Tax Management Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production's financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, the value added tax and the Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service determined that Pemex-Exploration and Production owed additional taxes totaling Ps. 4,575,208 (of which Pemex-Exploration and Production was notified on September 22, 2010). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim before the *Tercera Sala Regional Metropolitana* (Third Regional Metropolitan Court) of the *Tribunal Federal de*

(Figures stated in thousands, except as noted)

Justicia Fiscal y Administrativa (Tax and Administrative Federal Court) challenging the assessment. On November 20, 2013, the *Primera Sección de la Sala Superior* (First Section of the Superior Court) of the Tax and Administrative Federal Court requested the documentation related to this trial (file No. 28733/1017037/1838/13S10504). The First Section of the Superior Court ordered the file to be sent back to the Third Regional Metropolitan Court to correct any procedural errors in order to issue a final judgment. On September 3, 2014, the Third Regional Court complied with this request. Pemex-Exploration and Production filed its rejoinders on September 10, 2014. On December 1, 2014, the First Section of the Superior Court ordered a final judgment to be issued, which is still pending as of the date of these consolidated financial statements.

- On September 19, 2014, the Tax Management Service notified Petróleos Mexicanos (motion No. 900-07-2014-52233 dated September 8, 2014) that it had determined that Petróleos Mexicanos owed Ps. 3,581,878 for allegedly failing to properly withhold income taxes on interest payments to foreign residents during 2008, which were based on a 4.9% rate instead of a 28% rate. On November 3, 2014, Petróleos Mexicanos filed a motion to revoke the Tax Management Service's assessment.

- In February 2010, the Tax Management Service notified Pemex-Refining of the results of its review of Pemex-Refining's financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, the value added tax and the Hydrocarbons Income Tax. On September 20, 2010, the Tax Management Service notified Pemex-Refining that it owed approximately Ps. 1,553,371 (including penalties and interest). On November 30, 2010, Pemex-Refining filed an administrative claim before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment. On November 20, 2013, the *Sala Superior* (Superior Court) of the Tax and Administrative Federal Court attracted the documentation related to this trial (file No. 28733/1017037/1838/13S10504). The First Section of the Superior Court ordered the file to be sent back to the Third Regional Metropolitan Court to correct any procedural errors in order to issue a final judgment. On September 3, 2014, the Third Regional Court complied with this request. Pemex-Refining filed its rejoinders on September 10, 2014. On December 1, 2014, the First Section of the Superior Court ordered a final judgment to be issued, which is still pending as of the date of these consolidated financial statements.

- On April 14, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were summoned before the *Juzgado Séptimo de Distrito* (Seventh District Court) in Reynosa, Tamaulipas, in connection with a civil claim filed by Irma Ayala Tijerina de Barroso, et al., seeking approximately Ps. 1,490,873 in damages for the alleged contamination of land adjacent to water treatment. A final judgment was issued in

(Figures stated in thousands, except as noted)

favor of Pemex-Gas and Basic Petrochemicals and required that each party cover its respective legal expenses, which the parties subsequently appealed. Pemex-Gas and Basic Petrochemicals' appeal requested that the expenses related to these proceedings be paid by the plaintiff.

- In February 2011, EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC filed a claim against Pemex-Exploration and Production before the *Juzgado Tercero de Distrito* (Third District Court) in Villahermosa, Tabasco (No. 227/2010). The plaintiffs are seeking, among other things, damages totaling U.S. $193,713 related to the termination of a public works contract and nonpayment by Pemex-Exploration and Production under the contract. On December 31, 2014, a final judgment was issued in favor of Pemex-Exploration and Production. The plaintiff subsequently filed an appeal, which was admitted on January 8, 2015. As of the date of these consolidated financial statements, a final resolution is still pending.

  In a concurrent administrative proceeding, Pemex-Exploration and Production was summoned before the *Séptima Sala Regional Metropolitana* (Seventh Regional Metropolitan Court) of the Tax and Administrative Federal Court on April 4, 2011 in connection with an administrative claim (No. 4957/1117071) filed by the plaintiffs seeking that Pemex-Exploration and Production's termination of the public works contract be declared null and void. As of the date of these consolidated financial statements, the parties are waiting for the final judgment to be issued.

- On July 5, 2011, Pemex-Exploration and Production was summoned before the *Juzgado Décimo Segundo de Distrito en Materia Civil* (Twelfth District Civil Court) in the Federal District in connection with a civil claim (No. 469/2010) filed by Saboratto, S.A. de C.V. for, among other things, liability and damages in connection with various services agreements. Saboratto, S.A. de C.V. is seeking approximately Ps. 1,451,472 in total damages. A judgment was issued ordering Pemex-Exploration and Production to pay Ps. 12,682 for contractual penalties. Pemex-Exploration and Production subsequently filed an appeal, which was granted to Pemex-Exploration and Production. Saboratto, S.A. de C.V. filed an *amparo* against this resolution in response. Pemex-Exploration and Production also filed an *amparo* requesting that the expenses related to these proceedings be paid by the plaintiff. As of the date of these consolidated financial statements, a final resolution is still pending with respect to both *amparos*.

- On July 8, 2011, Pemex-Exploration and Production was summoned in connection with an administrative claim (No. 4334/1111026) filed by Compañía Petrolera La Norma, S.A., against the Director General of Petróleos Mexicanos and the Director General of Pemex-Exploration and Production before the *Segunda Sala Regional*

(Figures stated in thousands, except as noted)

Hidalgo-México (Hidalgo-Mexico Second Regional Court) of the Tax and Administrative Federal Court in Tlalnepantla, State of Mexico. The plaintiff is seeking compensation in connection with the cancellation of its alleged petroleum rights concessions and damages for up to Ps. 1,552,000. On April 2, 2013, the Court permitted an amendment to the claim. In addition, on April 9, 2013 a new claim was filed before the same Court (438/1211023) and the defendants requested that it be joined with the previous claim, which was granted on May 2, 2013. On August 20, 2014, these proceedings were sent to the *Segunda Sección de la Sala Superior* (Second Section of the Superior Court) of the Tax and Administrative Federal Court, which will issue a final judgment. On October 29, 2014, these proceedings were returned to the Second Regional Court to correct a procedural error. As of the date of these consolidated financial statements, a final judgment is still pending.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities. PEMEX has recorded liabilities for loss contingencies when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation could not be made, qualitative disclosure was provided in the notes to these consolidated financial statements.

PEMEX does not disclose amounts accrued for each individual claim because such disclosure could adversely affect PEMEX's legal strategy, as well as the outcome of the related litigation.

NOTE 16. SUBSEQUENT EVENTS

On April 29, 2015, the Mexican peso-U.S. dollar exchange rate was Ps. 15.3213 per U.S. dollar, which represents a 1.10% depreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of March 31, 2015, which was Ps. 15.1542 per U.S. dollar.

On April 29, 2015, the weighted average price of the crude oil exported by PEMEX was U.S. $ 56.01 per barrel. This represents a price increase of approximately 24.05% as compared to the average price as of March 31, 2015, which was U.S. $ 45.15 per barrel.

During the period from January 1 to April 29, 2015, PEMEX participated in the following financing activities:

- On April 21, 2015, Petróleos Mexicanos issued €2,250,000 of its debt securities under its U.S. $ 52,000,000 Medium-Term Notes Program, Series C in two tranches: (1) €1,250,000 of its 2.750% Notes due 2027; and (2) €1,000,000 of its 1.875% Notes due 2022.

As of March 31, 2015, PEMEX has valued and recorded the 20,132,208 Repsol shares acquired through PMI HBV as an available-for-sale financial asset. The market value of Repsol shares has increased approximately 6.06%, from €17.34 per share as of March 31, 2015 to €18.39 per share as of April 29, 2015.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2015**

PETROLEOS MEXICANOS

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

COMPANY NAME	PRICIPAL ACTIVITY	NUMBER OF SHARES	% OWNER SHIP	TOTAL AMOUNT	
				ACQUISITION COST	CURRENT VALUE
Deer Park Refining Limited	Refinig Company	1	49.99	0	8,253,046
Gasoductos Chihuahua S. de R.L. de C.V.	Natural Gas Transportation	1	50.00	393,049	4,854,362
Petroquimica Mexicana de Vinilo, S.A. de C.V.	Multi Purpose Financial Entity	1	44.09	2,993,585	3,462,154
TAG Norte Holding, S. de R.L. de C.V.	Natural Gas Services	1	50.00	454,500	1,793,021
Sierrita Gas Pipeline LLC	Natural Gas Distribution	350	35.00	604,553	912,044
Compañía Mexicana de exploraciones, S.A. de C.V.	Exploration Geologic Services	25,333,847	60.00	25,333	842,552
Frontera Brownsville, LLC	Operation of Whosale Storage and	1	50.00	443,737	557,076
Mexicana de lubricantes, S. A. de C.V.	Lubricants Trader	17,879,651	49.00	178,796	488,499
TAG Pipelines Sur, S. de R.L. de C.V.	Natural Gas Transportation	1	50.00	118,365	351,422
Others		1	0.00	0	818,285
TOTAL INVESTMENT IN ASSOCIATES				5,211,918	22,332,461

NOTES

THE OWNERSHIP PERCENTAGE AMOUNTS THAT ARE SHOWN IN ZERO, ARE DUE TO THE FACT THAT THE SYSTEM AUTOMATICALLY SHOWS A ZERO WHERE THERE IS NO DATA INCORPORATED.
NO DATA IS SHOWN IN OTHER INVESTMENTS RELATED TO OWNERSHIP PERCENTAGE, SINCE THEY CORRESPOND TO VARIOUS INVESTMENTS IN SHARES WITH DIFFERENT PARTICIPATION PERCENTAGES.

UNDER THE COLUMN OF NUMBER OF SHARES, NUMBER 1 WAS WRITTEN DOWN ONLY FOR VALIDATING PURPOSES, SINCE THE COMPANY DOES NOT OWN SHARES IN SUCH COMPANIES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2015**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
BANKS																
FOREIGN TRADE																
SECURED																
APPLE BANK FOR SAV (1) (8)	YES	30/11/2006	15/12/2015	0.34							445,715	0	0	0	0	0
APPLE BANK FOR SAV (1) (8)	YES	19/12/2007	25/06/2017	0.37							356,569	0	356,569	178,285	0	0
BANCO BILBAO VIZCA (1) (8)	YES	30/12/2010	30/12/2020	1.06							206,890	0	206,890	206,890	206,890	413,780
BANK OF AMERICA N. (1) (8)	YES	30/11/2006	25/06/2015	0.39							311,998	0	0	0	0	0
BANK OF AMERICA N. (1) (8)	YES	29/12/2011	30/03/2022	0.68							151,542	151,542	303,084	303,084	303,084	899,915
BNP PARIBAS (1) (8)	YES	14/08/2008	20/06/2017	0.51							356,569	0	356,569	178,285	0	0
BNP PARIBAS (1) (8)	YES	30/06/2008	20/06/2017	0.51							713,139	0	713,139	356,569	0	0
BNP PARIBAS (1) (8)	YES	14/12/2010	21/12/2020	0.64							606,168	0	606,168	606,168	606,168	1,212,335
CITIBANK INTERNATI (1) (8)	YES	22/12/2010	24/06/2019	1.11							734,879	0	734,879	734,879	734,879	367,438
CITIBANK NA (1) (8)	YES	27/06/2011	25/06/2015	0.39							267,427	0	0	0	0	0
CREDIT AGRICOLE CI (1) (8)	YES	30/11/2006	25/02/2017	0.41							25,058	25,058	50,117	0	0	0
EXPORT DEVELOPMENT (1) (7)	YES	21/03/2014	21/03/2018	2.35							0	0	0	4,545,651	0	0
EXPORT DEVELOPMENT (1) (8)	YES	04/07/2003	23/06/2015	0.85							47,937	0	0	0	0	0
EXPORT DEVELOPMENT (1) (8)	YES	04/07/2003	30/06/2015	0.86							27,834	0	0	0	0	0
EXPORT DEVELOPMENT (1) (8)	YES	18/07/2012	18/07/2017	1.86							0	0	0	4,542,017	0	0
EXPORT DEVELOPMENT (1) (8)	YES	08/11/2010	09/11/2020	0.63							757,710	0	757,710	757,710	757,710	1,515,420
EXPORT IMPORT BANK (1) (7)	YES	14/07/2009	20/12/2019	3.81							1,591,191	0	1,591,191	1,591,191	1,591,191	1,591,190
EXPORT IMPORT BANK (1) (7)	YES	28/12/2011	30/12/2021	2.45							454,626	0	454,626	454,626	454,626	1,363,663
HSBC BANK PLC (1) (7)	YES	02/06/2006	27/04/2015	5.45							2,435	0	0	0	0	0
HSBC BANK PLC (1) (7)	YES	02/06/2006	27/05/2015	5.45							979	0	0	0	0	0
HSBC BANK PLC (1) (7)	YES	02/06/2006	11/06/2015	5.45							404	0	0	0	0	0
HSBC BANK PLC (1) (7)	YES	02/06/2006	22/07/2015	5.45							404	0	0	0	0	0
HSBC BANK PLC (1) (7)	YES	02/06/2006	26/08/2015	5.45							2,169	0	0	0	0	0
HSBC BANK PLC (1) (7)	YES	02/06/2006	26/10/2015	5.45							5,623	0	0	0	0	0
HSBC BANK PLC (1) (7)	YES	08/05/2008	30/03/2017	3.48							91,522	91,522	183,044	0	0	0
HSBC BANK PLC (1) (7)	YES	02/06/2006	26/06/2017	5.45							7,492	0	7,492	3,746	0	0
HSBC BANK PLC (1) (8)	YES	22/12/2008	01/07/2015	1.31							95,615	0	0	0	0	0
HSBC BANK PLC (1) (8)	YES	07/11/2006	22/07/2015	0.48							5,532	0	0	0	0	0
HSBC BANK PLC (1) (8)	YES	02/04/2007	31/07/2015	0.48							53,748	0	0	0	0	0
HSBC BANK PLC (1) (8)	YES	03/04/2007	04/11/2015	0.45							29,421	0	0	0	0	0
HSBC BANK PLC (1) (8)	YES	22/01/2007	30/11/2015	0.45							5,270	0	0	0	0	0
HSBC BANK PLC (1) (8)	YES	14/11/2005	30/06/2017	0.53							90,440	0	90,440	45,220	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PEMEX

PETROLEOS MEXICANOS

QUARTER: 01 YEAR: 2015

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
HSBC BANK PLC (1) (8)	YES	30/06/2010	22/07/2019	1.00							45,202	45,202	90,405	90,405	90,405	45,201
HSBC BANK PLC (1) (8)	YES	29/04/2010	31/03/2020	1.10							101,933	101,933	203,867	203,867	203,867	203,866
HSBC BANK PLC (1) (8)	YES	15/04/2010	15/04/2020	1.07							159,888	0	159,888	159,888	159,888	239,832
HSBC BANK PLC (1) (8)	YES	23/09/2011	30/06/2021	1.03							123,970	0	123,970	123,970	123,970	308,366
ING CAPITAL LLC (1) (8)	YES	30/11/2006	15/06/2016	0.36							267,427	0	133,714	0	0	0
ING CAPITAL LLC (1) (8)	YES	13/06/2008	20/06/2017	0.49							178,285	0	178,285	89,142	0	0
JAPAN BANK FOR INT (1) (7)	YES	30/09/2005	30/06/2015	4.97							2,695	0	0	0	0	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017	1.56							33,099	33,099	66,198	0	0	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017	1.86							1,375	1,375	2,750	0	0	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017	1.96							179,020	179,020	358,038	0	0	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017	2.06							19,120	19,120	38,240	0	0	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017	2.16							79,906	79,906	159,804	0	0	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017	2.36							53,289	53,289	106,577	0	0	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017	2.56							5,594	5,594	11,188	0	0	0
JP MORGAN CHASE BA (1) (8)	YES	10/09/2008	20/06/2017	0.49							267,427	0	267,427	133,714	0	0
JP MORGAN CHASE BA (1) (8)	YES	26/08/2009	20/12/2019	1.19							251,501	0	251,501	251,501	251,501	251,501
JP MORGAN CHASE BA (1) (8)	YES	28/09/2009	20/12/2019	1.19							130,610	0	130,610	130,610	130,610	130,610
JP MORGAN CHASE BA (1) (8)	YES	28/07/2009	20/12/2019	1.19							72,515	0	72,515	72,515	72,515	72,515
JP MORGAN CHASE BA (1) (8)	YES	13/12/2010	21/12/2020	0.64							303,084	0	303,084	303,084	303,084	606,168
JP MORGAN CHASE BA (1) (8)	YES	23/12/2011	30/12/2021	0.76							151,542	0	151,542	151,542	151,542	451,726
JP MORGAN CHASE BA (1) (8)	YES	23/12/2011	30/12/2021	0.60							606,168	0	606,168	606,168	606,168	1,807,497
MIZUHO BANK LTD (1) (8)	YES	15/06/2009	14/12/2018	0.76							1,136,565	0	1,136,565	1,136,565	1,136,565	0
MIZUHO BANK LTD (1) (8)	YES	25/03/2010	24/03/2020	2.11							534,867	534,867	1,069,735	1,069,735	1,069,735	1,069,508
NACIONAL FINANCIER (3) (7)	NOT	07/11/1990	20/11/2015	0.00							410,070	0	0	0	0	0
NATIXIS (2) (7)	YES	22/02/1984	30/06/2016	2.00							42	0	21	0	0	0
SOCIETE GENERALE (1) (8)	YES	14/12/2010	21/12/2020	0.64							303,084	0	303,084	303,084	303,084	606,168
SOCIETE GENERALE (1) (7)	YES	03/02/2006	13/02/2017	4.77							187,543	187,543	375,085	0	0	0
SOCIETE GENERALE (1) (8)	YES	30/11/2005	13/02/2017	0.83							54,529	54,529	109,057	0	0	0
SOCIETE GENERALE (1) (8)	YES	03/02/2006	13/02/2017	0.50							104,380	104,380	208,761	0	0	0
SOCIETE GENERALE (1) (8)	YES	13/01/2010	13/02/2017	0.50							26,550	26,550	53,100	0	0	0
SOCIETE GENERALE (1) (8)	YES	13/12/2010	21/12/2020	0.63							303,084	0	303,084	303,084	303,084	606,168
STANDARD CHARTERED (1) (8)	YES	30/11/2006	25/09/2015	0.42							267,427	0	0	0	0	0
THE EXPORT-IMPORT (1) (7)	YES	07/12/2005	13/02/2017	4.77							64,201	64,201	128,403	0	0	0
INT DEV NO PAG	NOT		31/12/2014	0.00							222,331	0	0	0	0	0
COMMERCIAL BANKS																

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2015**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
BANCO MERCANTIL DE (6) (11)	NOT	23/12/2014	19/03/2025	4.18	731,707	243,902	975,610	975,610	975,610	5,777,204						
BBVA BANCOMER SA (6) (11)	NOT	19/12/2014	02/01/2025	4.29	365,854	121,951	487,805	487,805	487,805	2,888,402						
BBVA BANCOMER SA (6) (11)	NOT	19/12/2014	02/01/2025	4.59	0	0	0	0	0	4,955,820						
BBVA BANCOMER SA (6) (11)	NOT	16/01/2015	15/01/2016	3.66	0	7,000,000	0	0	0	0						
HSBC MEXICO SA INS (6) (11)	NOT	29/12/2011	29/12/2016	3.85	1,166,667	0	1,152,283	0	0	0						
NACIONAL FINANCIER (6) (7)	NOT	21/12/2012	21/12/2022	6.55	0	0	0	0	0	1,998,867						
BBVA BANCOMER SA (6) (11)	NOT	21/11/2014	20/05/2015	3.85	20,000,000	0	0	0	0	0						
HSBC MEXICO SA INS (6) (11)	NOT	29/07/2014	25/07/2024	4.24	1,950,000	650,000	2,600,000	2,600,000	2,600,000	14,173,720						
HSBC MEXICO SA INS (6) (11)	NOT	09/09/2014	25/07/2024	4.24	300,000	100,000	400,000	400,000	400,000	2,093,615						
INT DEV NO PAG	NOT		31/12/2015	0.00	304,270	0	0	0	0	0						
BANCO NACIONAL DE (1) (7)	NOT	26/06/2003	02/07/2018	5.44							303,084	0	303,084	303,084	151,542	0
EXPORT DEVELOPMENT (1) (8)	YES	29/12/2011	29/12/2016	1.36							0	0	3,027,182	0	0	0
CREDIT AGRICOLE CI (1) (8)	YES	02/06/2014	17/04/2015	0.98							3,788,550	0	0	0	0	0
CREDIT AGRICOLE CI (1) (8)	YES	05/02/2015	07/05/2015	1.03							29,550,690	0	0	0	0	0
CREDIT AGRICOLE CI (1) (8)	YES	26/02/2015	27/05/2015	1.03							19,700,460	0	0	0	0	0
CREDIT AGRICOLE CI (1) (8)	YES	20/03/2014	27/05/2015	0.98							15,154,200	0	0	0	0	0
BBVA BANCOMER SA (1) (8)	YES	17/02/2015	17/02/2020	1.03							0	0	0	0	0	30,062,749
NACIONAL FINANCIER (1) (8)	NOT	17/12/2014	18/12/2017	1.65							0	0	0	3,428,624	0	0
BANAMEX (1) (7)	NOT	11/05/2011	11/05/2021	5.28							42,030	14,383	59,465	62,682	66,073	155,680
BANAMEX (1) (7)	NOT	12/03/2012	27/01/2022	3.80							40,871	13,910	56,650	59,032	61,347	187,186
BANAMEX (1) (7)	NOT	28/02/2013	07/02/2023	3.80							35,165	11,992	49,091	51,017	53,017	228,433
BANAMEX (1) (7)	NOT	28/02/2013	07/02/2023	3.80							35,165	11,992	49,091	51,017	53,017	228,433
BBVA BANCOMER (1) (7)	NOT	14/02/2012	28/12/2021	3.50							36,707	11,954	51,038	52,880	54,788	156,376
BBVA BANCOMER (1) (7)	NOT	14/02/2012	20/12/2021	3.50							41,135	13,664	57,058	59,009	61,227	174,978
BBVA BANCOMER (1) (7)	NOT	14/02/2012	28/12/2021	3.50							41,054	13,335	57,082	59,142	61,276	174,695
BBVA BANCOMER (1) (7)	NOT	14/02/2012	30/12/2021	3.50							36,750	11,817	51,050	52,934	54,772	156,201
BBVA BANCOMER (1) (7)	NOT	26/04/2013	30/12/2021	3.50							35,310	11,700	49,174	50,947	52,786	219,358
BBVA BANCOMER (1) (7)	NOT	07/06/2013	24/04/2023	3.50							35,288	11,583	49,108	50,946	52,773	229,267
INT DEV NO PAG	NOT		31/12/2015	0.00							87,419	0	0	0	0	0
OTHER																
BERGESEN WORLDWIDE (1) (7)	YES	23/07/2007	23/08/2022	8.00							287,172	127,632	382,896	382,896	382,896	1,308,229
COPFS (1) (8)	YES	01/02/2005	31/07/2017	1.95							6,192,497	743,956	1,619,183	627,554	76,609	0
DEUTSCHE BANK MX (1) (7)	YES	28/11/2013	28/11/2023	4.45							186,078	38,049	234,307	244,949	256,074	1,384,489
F/1651 FIDEI YUNEN (1) (7)	NOT	01/02/2015	01/01/2025	4.44							180,892	61,606	253,348	264,799	276,770	1,882,903
BLUE MARINE SHIPPING (1) (7)	YES	13/08/2008	13/08/2018	8.00							86,576	30,015	126,152	136,497	72,390	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2015**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
BLUE MARINE SHIPPING (1) (7)	YES	02/09/2008	13/08/2018	7.96							75,497	26,174	110,008	119,030	63,127	0
F TAPIAS MEXICO, SA (1) (7)	YES	23/10/2008	11/10/2018	7.96							85,659	29,703	124,871	135,165	108,636	0
F TAPIAS MEXICO, SA (1) (7)	YES	14/11/2008	02/11/2018	8.00							85,659	29,703	124,871	135,165	108,636	0
TOTAL BANKS					24,818,498	8,115,853	5,615,698	4,463,415	4,463,415	31,887,628	90,238,535	2,971,898	20,349,293	25,960,564	11,628,322	50,311,844

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
BANCO INVEX SA INS (6) (11)	NOT	15/03/2011	08/03/2016	3.51	0	10,000,000	0	0	0	0						
BANCO INVEX SA INS (6) (11)	NOT	03/10/2011	10/04/2017	3.54	0	0	0	6,898,452	0	0						
BANCO INVEX SA INS (6) (11)	NOT	25/06/2013	23/11/2017	3.48	0	0	0	2,505,121	0	0						
BANCO INVEX SA INS (6) (11)	NOT	22/03/2013	23/11/2017	3.49	0	0	0	2,499,141	0	0						
BANCO INVEX SA INS (6) (11)	NOT	29/11/2012	23/11/2017	3.49	0	0	0	11,452,512	0	0						
BANCO INVEX SA INS (6) (11)	NOT	30/01/2014	28/02/2019	3.35	0	0	0	0	1,992,194	0						
BANCO INVEX SA INS (6) (11)	NOT	11/09/2014	28/02/2019	3.35	0	0	0	0	5,004,587	0						
BANCO INVEX SA INS (6) (11)	NOT	02/07/2014	28/02/2019	3.35	0	0	0	0	1,499,870	0						
BANCO INVEX SA INS (6) (11)	NOT	19/09/2013	28/02/2019	3.35	0	0	0	0	4,994,945	0						
BANCO INVEX SA INS (6) (11)	NOT	09/12/2013	28/02/2019	3.35	0	0	0	0	1,096,333	0						
BANCO INVEX SA INS (6) (11)	NOT	27/11/2014	19/11/2020	3.45	0	0	0	0	0	4,995,027						
BANCO INVEX SA INS (6) (11)	NOT	11/02/2015	19/11/2020	3.46	0	0	0	0	0	4,250,805						
BANCO INVEX SA INS (6) (7)	NOT	08/02/2010	27/01/2020	9.10	0	0	0	0	0	10,076,620						
BANCO INVEX SA INS (6) (7)	NOT	07/12/2011	24/11/2021	7.65	0	0	0	0	0	20,582,696						
BANCO INVEX SA INS (6) (7)	NOT	26/09/2013	12/09/2024	7.19	0	0	0	0	0	57,381,781						
BANCO INVEX SA INS (6) (7)	NOT	27/11/2014	12/11/2026	7.47	0	0	0	0	0	25,219,819						
BANCO INVEX SA INS (7) (7)	NOT	08/02/2010	27/01/2020	4.20	0	0	0	0	0	4,250,819						
BANCO INVEX SA INS (7) (7)	NOT	03/10/2011	20/09/2021	3.55	0	0	0	0	0	3,455,853						
BANCO INVEX SA INS (7) (7)	NOT	30/01/2014	15/01/2026	3.94	0	0	0	0	0	16,208,465						
BANCO INVEX SA INS (7) (7)	NOT	29/11/2012	11/05/2028	3.02	0	0	0	0	0	3,814,426						
MONEX CASA DE BOLS (6) (7)	NOT	26/03/2015	23/04/2015	3.13	2,500,000	0	0	0	0	0						
SCOTIA INVERLAT CA (6) (7)	NOT	29/07/2005	16/07/2015	9.91	9,500,000	0	0	0	0	0						
SCOTIA INVERLAT CA (6) (7)	NOT	03/04/2009	28/03/2016	9.15	0	7,500,000	0	0	0	0						
SCOTIA INVERLAT CA (7) (13)	NOT	23/12/2004	05/12/2019	9.00	0	0	0	0	0	7,500,718						
SCOTIA INVERLAT CA (7) (13)	NOT	01/02/2005	05/12/2019	9.00	0	0	0	0	0	8,993,809						
INT DEV NO PAG	NOT		31/12/2014	0.00	1,569,302	0	0	0	0	0						
CREDIT SUISSE (4) (7)	YES	10/04/2012	10/04/2019	2.50							0	0	0	0	0	4,725,149
DEUTSCHE BANK AG (1) (7)	YES	22/10/2007	01/03/2018	5.75							0	0	0	37,713,773	0	0
DEUTSCHE BANK AG (1) (7)	YES	14/11/2001	01/02/2022	8.63							0	0	0	0	0	2,428,385
DEUTSCHE BANK AG (1) (7)	YES	08/06/2005	15/06/2035	6.63							0	0	0	0	0	26,519,850
DEUTSCHE BANK AG (1) (7)	YES	04/06/2008	15/06/2038	6.63							0	0	0	0	0	7,527,091
DEUTSCHE BANK AG (2) (7)	YES	07/10/2009	09/01/2017	5.50							0	0	16,432,851	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2015**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
DEUTSCHE BANK AG (2) (7)	YES	17/08/2009	06/11/2017	5.78							0	0	0	3,292,859	0	0
DEUTSCHE BANK AG (2) (7)	YES	27/11/2013	27/11/2020	3.13							0	0	0	0	0	21,296,118
DEUTSCHE BANK AG (2) (7)	YES	22/02/2005	24/02/2025	5.50							0	0	0	0	0	16,505,950
DEUTSCHE BANK AG (2) (7)	YES	16/04/2014	16/04/2026	3.75							0	0	0	0	0	16,404,323
DEUTSCHE BANK AG (3) (7)	YES	05/12/2002	05/12/2023	3.50							0	0	0	0	0	3,816,900
DEUTSCHE BANK AG (5) (7)	YES	02/06/2009	02/06/2022	8.25							0	0	0	0	0	7,846,320
DEUTSCHE BANK AG (8) (7)	YES	26/04/2012	26/04/2017	6.13							0	0	0	1,757,779	0	0
DEUTSCHE BANK TRUS (1) (7)	YES	01/04/1998	30/03/2018	9.25							0	0	0	1,770,677	0	0
DEUTSCHE BANK TRUS (1) (7)	YES	18/07/2013	18/07/2018	3.50							0	0	0	0	15,098,821	0
DEUTSCHE BANK TRUS (1) (7)	YES	23/01/2014	23/01/2019	3.13							0	0	0	0	7,568,728	0
DEUTSCHE BANK TRUS (1) (7)	YES	03/02/2009	03/05/2019	8.00							0	0	0	0	0	30,057,829
DEUTSCHE BANK TRUS (1) (7)	YES	05/02/2010	05/03/2020	6.00							0	0	0	0	0	15,049,140
DEUTSCHE BANK TRUS (1) (7)	YES	23/01/2015	23/07/2020	3.50							0	0	0	0	0	22,678,627
DEUTSCHE BANK TRUS (1) (7)	YES	21/07/2010	21/01/2021	5.50							0	0	0	0	0	45,619,146
DEUTSCHE BANK TRUS (1) (7)	YES	24/01/2012	24/01/2022	4.88							0	0	0	0	0	31,570,937
DEUTSCHE BANK TRUS (1) (7)	YES	30/01/2013	30/01/2023	3.50							0	0	0	0	0	31,714,543
DEUTSCHE BANK TRUS (1) (7)	YES	01/03/1993	01/12/2023	8.63							0	0	0	0	0	1,985,246
DEUTSCHE BANK TRUS (1) (7)	YES	18/07/2013	18/01/2024	4.88							0	0	0	0	0	22,602,640
DEUTSCHE BANK TRUS (1) (7)	YES	15/10/2014	15/01/2025	4.25							0	0	0	0	0	15,050,687
DEUTSCHE BANK TRUS (1) (7)	YES	23/01/2015	23/01/2026	4.50							0	0	0	0	0	22,645,876
DEUTSCHE BANK TRUS (1) (7)	YES	30/12/2004	15/09/2027	9.50							0	0	0	0	0	3,421,697
DEUTSCHE BANK TRUS (1) (7)	YES	18/09/1997	16/09/2027	9.50							0	0	0	0	0	1,549,184
DEUTSCHE BANK TRUS (1) (7)	YES	30/08/2010	15/06/2035	6.63							0	0	0	0	0	15,993,631
DEUTSCHE BANK TRUS (1) (7)	YES	02/06/2011	02/06/2041	6.50							0	0	0	0	0	45,574,567
DEUTSCHE BANK TRUS (1) (7)	YES	26/06/2012	27/06/2044	5.50							0	0	0	0	0	65,885,903
DEUTSCHE BANK TRUS (1) (7)	YES	23/01/2014	23/01/2045	6.38							0	0	0	0	0	45,077,951
DEUTSCHE BANK TRUS (1) (7)	YES	23/01/2015	23/01/2046	5.63							0	0	0	0	0	45,021,619
DEUTSCHE BANK TRUS (1) (7)	YES	28/09/2010	28/12/2046	6.63							0	0	0	0	0	15,136,271
DEUTSCHE BANK TRUS (1) (8)	YES	18/07/2013	18/07/2018	2.28							0	0	0	0	7,569,077	0
THE B NY MELLON (2) (7)	YES	05/08/2004	05/08/2016	6.38							0	0	14,030,058	0	0	0
PEMEX FINANCE (1) (7)	YES	27/07/1999	15/08/2017	10.61							568,283	189,428	757,710	378,855	0	0
PEMEX FINANCE (1) (7)	YES	14/12/1998	15/11/2018	9.15							710,353	236,784	947,138	947,138	710,352	0
INT DEV NO PAG	NOT		31/12/2014	0.00							10,230,677	0	0	0	0	0
SECURED																

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **01** YEAR: **2015**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
SUMITOMO MITSUI BA (3) (8)	YES	19/09/2008	29/09/2020	0.89							0	0	0	0	0	8,142,720
CREDIT AGRICOLE CI (1) (7)	YES	26/07/2012	20/12/2022	1.70							606,168	0	606,168	606,168	606,168	2,413,539
CREDIT AGRICOLE CI (1) (7)	YES	06/07/2012	20/12/2022	1.95							606,168	0	606,168	606,168	606,168	2,412,736
CREDIT AGRICOLE CI (1) (7)	YES	06/07/2012	20/12/2022	2.00							606,168	0	606,168	606,168	606,168	2,413,355
WELLS FARGO NA (1) (7)	YES	04/11/2013	15/02/2024	2.29							265,199	265,199	530,397	530,397	530,397	2,643,329
WELLS FARGO NA (1) (7)	YES	19/09/2013	15/02/2024	2.83							303,084	303,084	606,168	606,168	606,168	3,020,425
WELLS FARGO NA (1) (7)	YES	20/10/2014	15/04/2025	2.38							378,855	0	757,710	757,710	757,710	4,909,803
WELLS FARGO NA (1) (8)	YES	30/09/2013	15/02/2024	0.69							852,424	284,141	1,136,565	1,136,565	1,136,565	5,664,582
WELLS FARGO NA (1) (8)	YES	14/10/2014	15/04/2025	0.60							378,855	189,428	757,710	757,710	757,710	4,718,524
INT DEV NO PAG	NOT		31/12/2014	0.00							209,204	0	0	0	0	0
TOTAL STOCK MARKET LISTED IN STOCK EXCHANGE AND PRIVATE PLACEMENT					13,569,302	17,500,000	0	23,355,226	14,687,929	166,730,838	15,715,438	1,468,064	37,774,811	51,468,135	36,854,032	620,044,895

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **01** YEAR: **2015**

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	DATE OF AGREEMENT	EXPIRATION DATE		MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST																
OTROS PASIVOS NO CIRCULANTES	NOT				0	0	0	0	0	0						
TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST					0	0	0	0	0	0	0	0	0	0	0	0
SUPPLIERS																
PROVEEDORES	NOT				52,024,544	0										
TOTAL SUPPLIERS					52,024,544	0					0	0				
OTHER CURRENT AND NON-CURRENT LIABILITIES																
OTROS PASIVOS CIRCULANTES	NOT				0	41,598,356	1,581,718,557	0	0	0						
TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES					0	41,598,356	1,581,718,557	0	0	0	0	0	0	0	0	0
GENERAL TOTAL					90,412,344	67,214,209	1,587,334,255	27,818,641	19,051,344	198,618,466	105,953,973	4,439,962	58,124,104	77,428,699	48,182,354	670,356,439

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2015**

PETROLEOS MEXICANOS

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(THOUSAND PESOS)

Final Printing

FOREIGN CURRENCY POSITION (THOUSANDS OF PESOS)	DOLLARS		OTHER CURRENCIES		THOUSAND PESOS TOTAL
	THOUSANDS OF DOLLARS	THOUSAND PESOS	THOUSANDS OF DOLLARS	THOUSAND PESOS	
MONETARY ASSETS	6,305,037,296	95,547,796,191	104,901,742	1,589,701,978	97,137,498,169
CURRENT	6,305,023,086	95,547,580,850	104,901,650	1,589,700,584	97,137,281,434
NON CURRENT	14,210	215,341	92	1,394	216,735
LIABILITIES POSITION	45,463,477,916	689,083,871,396	112,113,881,368	117,280,762,523	806,364,633,919
CURRENT	45,423,389,972	688,355,136,315	112,106,383,208	117,167,133,900	805,522,270,215
NON CURRENT	40,087,944	728,735,081	7,498,160	113,628,623	842,363,704
NET BALANCE	-39,158,440,620	-593,536,075,205	-112,008,979,62	-115,691,060,545	-709,227,135,750

NOTES

FOREIGN CURRENCIES		EXCHANGE RATES
AMERICAN DOLLARS	USD	15.15420
AUSTRALIAN DOLLAR		11.75057
JAPANESE YENS	JPY	0.12723
STERLING POUNDS	GBP	22.53884
EUROS	EUR	16.50595
SWISS FRANC		15.76920
CANADIAN DOLLAR		12.70600

FINANCIAL LIMITATIONS IN CONTRACT, ISSUED DEED AND / OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **01** YEAR: **2015**

PETROLEOS MEXICANOS

DISTRIBUTION OF REVENUE BY PRODUCT

CONSOLIDATED

TOTAL INCOME
(THOUSAND PESOS)

Final Printing

MAIN PRODUCTS OR PRODUCT LINE	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
NATIONAL INCOME					
PETROLEUM PRODUCTS	0	0	0		
FUEL OIL	55	3,127,932	100.00		CFE
DIESEL	373	38,977,453	100.00	PEMEX DIESEL	DISTRIBUITORS
L.P. GAS	295	20,871,131	0.00		DISTRIBUITORS
MAGNA SIN GASOLINE	626	59,788,182	100.00	PEMEX MAGNA	DISTRIBUITORS
PREMIUM GASOLINE	142	16,507,024	100.00	PEMEX PREMIUM	DISTRIBUITORS
JET FUEL	72	6,514,318	100.00		ASA
OTHER REFINED PRODUCTS	73	3,593,696	100.00		DISTRIBUITORS
PETROCHEMICAL PRODUCTS	0	0	0		
METHANE DERIVATES (A)	308	1,590,914	84.00		
ETHANE DERIVATE (B)	262	4,022,277	42.00		
AROMATICS AND DERIVATES(C)	75	900,611	36.00		
PROPYLENES AND	18	1,059,995	22.00		
OTHER PETROCHEMICAL (E)	394	680,677	0.00		
DRY GAS	3,242	13,110,483	0.00		(F)
SERVICES INCOME	0	3,593,992	0		
EXPORT INCOME					
CRUDE OIL (TBD)	1,264	72,709,200	0		
REFINED PRODUCTS (TBD)	235	6,817,966	0		
PETROCHEMICAL	69	4,109,237	0		
INCOME OF SUBSIDIARIES ABROAD					
OTC MARGINAL EFFECT	0	21,524,159	0		
TOTAL	7,503	279,499,247			

NOTES

TBD - THOUSAND BARRELS PER DAY
TT - THOUSAND TONS
NOTE: TO CALCULATE PARTICIPATING % PRODUCTS MARKET, THE PERIOD JANUARY - FEBRUARY 2015 WAS CONSIDERED.
VOLUMES AND AMOUNT, THE PERIOD JANUARY-MARCH 2015 WERE CONSIDERED
(A) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF AMMONIA AND METHANOL TO THE DOMESTIC MARKET.
(B) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF ETHYLENE, GLYCOLS, HDPE, LDPE, LDPL, ETHYLENE OXIDE AND VINYL CHLORIDE TO THE DOMESTIC MARKET (AS OF SEPTEMBER 12, 2013, THE PAJARITOS PETROCHEMICAL COMPLEX WAS DIVESTED FROM PEMEX-PETROCHEMICALS).

DISTRIBUTION OF REVENUE BY PRODUCT

TOTAL INCOME

(THOUSAND PESOS)

(C) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF BENZENE, STYRENE, TOLUENE, XYLENES, PARAXYLENE AND ORTHOXYLENE TO THE DOMESTIC MARKET (PARAXYLENE AND ORTHOXYLENE PLANTS ARE NOT IN OPERATION FOR AN INDEFINITE PERIOD OF TIME).
(D) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF ACRYLONITRILE TO THE DOMESTIC MARKET.
(E) PEMEX-PETROCHEMICALS DOES NOT CONSIDER PARTICIPATION TO THE DOMESTIC MARKET OF "OTHER PRODUCTS", SINCE THEY ARE NOT WITHIN THE SCOPE OF THE "MAIN SELECTED PRODUCTS".
(F) CFE, IPP'S DISTRIBUIDORES, INDUSTRIALS (ISPAT).
(G) PERCENTAGE OF CRUDE OIL EXPORTS BY REGION (JANUARY-MARCH 2015): 58.1% OF TOTAL CRUDE OIL EXPORTS WAS MADE TO THE UNITED STATES, WHEREAS 23.9% WAS DISTRIBUTED TO EUROPE, 0.3% TO THE REST OF THE AMERICAN CONTINENT AND 17.7% TO THE FAR EAST.
(H) IT IS ESTIMATED THAT PEMEX'S PARTICIPATION IN THE INTERNATIONAL CRUDE OIL MARKET DURING THE PERIOD FROM JANUARY-MARCH OF 2015 WAS 2.8%.
(I) PEMEX'S PARTICIPATION IN THESE PRODUCTS IS MARGINAL.

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

CHARACTERISTICS OF THE SHARES

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
NA	0.00000	0	0	0	0	0	0	0
TOTAL			0	0	0	0	0	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 0

NOTES

PEMEX HAS CERTIFICATES OF CONTRIBUTION OF THE FEDERAL GOVERNMENT AND NOT CAPITAL STOCK REPRESENTED BY SHARES.

Risk Management

Risk Management and Financial Instruments

PEMEX faces market risk caused by the volatility of hydrocarbon prices, exchange rates and interest rates, credit risk associated with investments and financial derivatives, as well as liquidity risk. In order to monitor and manage these risks, PEMEX has approved general provisions relating to financial risk management, which are comprised of policies and guidelines that promote an integrated scheme for risk management, regulate the use of DFIs, and guide the development of risk mitigation strategies.

This regulatory framework establishes that DFIs should generally be used only for the purpose of mitigating financial risk. The use of DFIs for any other purpose must be approved in accordance with PEMEX's internal regulation.

One of PEMEX's policies is to contribute minimizing the impact that unfavorable changes in financial risk factors have on its financial results by promoting an adequate balance between expected incoming cash flows from operations and outcoming cash flows relating to its liabilities.

In addition, the PMI Group has implemented a regulatory framework for risk management with respect to its activities, which consists of policies, guidelines and procedures to manage the market risk associated with its commodity trading activities in accordance with industry best practices, such as: the use of DFIs for financial risk mitigation purposes; the segregation of duties; valuation and monitoring mechanisms, such as the generation of a daily portfolio risk report, value at risk (VaR) computation; and VaR limits, both at a global and business unit level and the implementation of stop loss mechanisms. In addition, PMI-TRD also has its own risk management subcommittee which supervises the trading of DFIs.

Market Risk

(i) Interest Rate Risk

PEMEX is exposed to fluctuations in floating interest rate liabilities. PEMEX is exposed to *London Interbank Offered Rate* (LIBOR) and to Mexican peso *Tasa de Interés Interbancaria de Equilibrio* (TIIE).

Occasionally, for strategic reasons or in order to offset the expected inflows and outflows, PEMEX has entered into interest rate swaps. Under its interest rate swap agreements, PEMEX acquires the obligation to make payments based on a fixed interest rate and is entitled to receive floating interest rate payments based on LIBOR, TIIE or a rate referenced to or calculated from TIIE.

Similarly, in order to eliminate the volatility associated with variable interest rates of long-term financing operations, PMI NASA has executed interest rate swap agreements denominated in U.S. dollars.

Moreover, PEMEX makes investments in pesos and U.S. dollars in compliance with applicable internal regulations through portfolios that have different purposes that seek an adequate return subject to risk parameters that reduce the probability of capital losses. The objective of the investments made through these portfolios is to meet PEMEX's obligations payable in pesos and U.S. dollars.

The investments made through PEMEX's portfolios are exposed to domestic and international interest rate risk and credit spread risk derived from government and corporate securities, and inflation risk arising from the relationship between UDIs and pesos. However, these risks are mitigated by established limits on exposure to market risk.

(ii) Exchange Rate Risk

A significant amount of PEMEX's revenues is derived from exports of crude oil and petroleum products, which are priced and payable in U.S. dollars. Moreover, PEMEX's revenues from domestic sales of gasoline and diesel net of the IEPS Tax, petrochemicals and natural gas and its byproducts are related to international U.S. dollar-denominated prices, except for domestic sales of liquefied petroleum gas (LPG), which are priced in pesos and represent less than 5% of PEMEX's revenues.

PEMEX's expenses related to hydrocarbon duties are calculated based on international U.S. dollar-denominated prices and the cost of hydrocarbon imports that PEMEX acquires for resale in Mexico or use in its facilities are indexed to international U.S. dollar-denominated prices. By contrast, PEMEX's capital expenditure and operating expenses are determined in pesos.

As a result of this cash flow structure, the depreciation of the peso against the U.S. dollar increases PEMEX's financial balance. The appreciation of the peso relative to the U.S. dollar has the opposite effect. PEMEX manages this risk without the need for hedging instruments, because the impact on PEMEX's revenues of fluctuations in the exchange rate between the U.S. dollar and the peso is offset in whole or in part by its impact on its obligations.

Most of PEMEX's debt is denominated in U.S. dollars or pesos. Although PEMEX seeks to issue debt either in U.S. dollars or pesos, this is not always achievable. As a consequence of the cash flow structure described above, fluctuations in non-U.S. dollar currencies (other than pesos) may increase PEMEX's cost of funding due to the exposure to foreign exchange risk.

Since 1991, for non-U.S. dollar or peso issuances, PEMEX has, as a risk mitigation strategy, used DFIs to swap this debt into U.S. dollars. In order to hedge inflation risk associated with debt denominated in UDIs, PEMEX swaps this debt into pesos, depending on market conditions. As a result of this strategy, PEMEX holds a debt portfolio with negligible sensitivity to currency risk other than pesos and U.S. dollars.

The currencies underlying these DFIs are the euro, Swiss franc, Japanese yen, Pound sterling and Australian dollar, which are each swapped against the U.S. dollar, and UDIs which are swapped against the peso.

The PMI Group also faces market risks generated by fluctuations in foreign exchange rates. In order to mitigate these risks, the boards of directors of several of the companies that form the PMI Group have authorized a policy which stipulates that no more than 5% of a company's total financial assets may be denominated in a currency other than its functional currency, unless the company owes a duty or expected payment in a currency other than its functional one. Accordingly, the companies in the PMI Group will from time to time enter into DFIs in order to mitigate the risk associated with financing operations denominated in currencies other than a company's functional currency.

Finally, a significant amount of PMI-TRD's income and expenses, including the cost of sales and related sales costs, is derived from the trade of refined products, petrochemicals and gas liquids to PEMEX subsidiaries and third parties, whose prices are determined and are payable in U.S. dollars. PMI-TRD's exposure to foreign currency risk results primarily from the need to fund tax payments denominated in domestic currency and secondarily from the need to purchase products in domestic currency for sale in U.S. dollars in the international market, as well as certain related sales costs denominated in domestic currency.

PMI-TRD believes it can adequately manage the risk created by the payment of taxes in domestic currency without the need to enter into hedging instruments because the exposure to this risk is marginal relative to the total flows of U.S. dollar. In addition, in the event that a potential foreign exchange risk arises in connection with a commercial transaction, PMI-TRD may implement risk mitigation measures by entering into DFIs.

(iii) Hydrocarbon Price Risk

PEMEX periodically assesses its revenues and expenditures structure in order to identify the main market risk factors that PEMEX's cash flows are exposed to in connection with international hydrocarbon prices. Based on this assessment, PEMEX monitors its exposure to the most significant risk factors and quantifies their impact on PEMEX's financial balance.

PEMEX continuously evaluates the implementation of risk mitigation strategies, including those involving the use of DFIs, while taking into account operational and economic constraints. PEMEX did not hedge the price risk associated with any of its crude oil production for the period from 2007 to the first quarter of 2015.

In addition to supplying natural gas, Pemex-Gas and Basic Petrochemicals offers DFIs to its domestic customers in order to provide them with support to mitigate the risk associated with the volatility of natural gas prices. Pemex-Gas and Basic Petrochemicals enters into DFIs with Mex Gas Supply, S.L. under the opposite position to those DFIs offered to its customers in order to mitigate the market risk it bears under such offered DFIs. Mex Gas Supply, S.L. then transfers the related price risk derived from the DFI position held with Pemex-Gas and Basic Petrochemicals to international financial counterparties by entering into these opposite position DFIs with such parties. Through the above mechanism, Pemex-Gas and Basic Petrochemicals is able to maintain its natural risk profile with negligible exposure to market risk.

Pemex-Gas and Basic Petrochemicals' domestic sales of LPG have been subject to a price control mechanism imposed by the Mexican Government. This mechanism generates a risk exposure in the geographic areas where PEMEX sells imported LPG. During 2012, Pemex-Gas and Basic Petrochemicals mitigated the market risk generated by this exposure by executing a hedging strategy consisting of propane swaps, since propane is the primary component of LPG. During 2013 and 2014, Pemex-Gas and Basic Petrochemicals did not enter into any DFIs of this type. During the first quarter of 2015, a hedging strategy for the import price of propane was executed through the same kind of IFD with maturity date in 2015.

PMI Trading faces market risk generated by the terms of the purchase and sale of refined products and natural gas liquids, as well as the volatility of oil prices. Accordingly, it frequently enters into DFIs in order to mitigate this risk, thereby reducing the volatility of its financial results.

(iv) Risk Relating to the Portfolio of Third-Party Shares

Between July and September 2011, PEMEX acquired 57,204,240 shares of Repsol, S.A. through its affiliate PMI HBV. In order to protect that investment, PMI HBV entered into a structured product consisting of long put, short call and long call options maturing in 2012, 2013 and 2014. All DFIs expired in 2014, 2013 and 2012, so there were no DFIs at the first quarter of 2015. Notwithstanding their execution for hedging purposes, these DFIs were not recorded as hedges for accounting purposes.

As of March 31, 2015, PMI HBV owned 20,132,208 Repsol, S.A. shares. These have no related DFIs.

Counterparty or Credit Risk

When the fair value of a DFI is favorable to PEMEX, PEMEX faces the risk that the counterparty will not be able to meet its obligations. To reduce this risk, PEMEX monitors the creditworthiness of its counterparties and calculates the credit risk exposure for its DFIs. In addition, PEMEX only enters into DFIs with major financial institutions with a minimum credit rating of BBB-. These ratings are issued and revised periodically by risk rating agencies. Furthermore, PEMEX seeks to maintain a diversified portfolio of counterparties.

Moreover, PEMEX has entered into various long-term cross-currency swaps agreements with "*recouponing*" provisions (pursuant to which the payments on the swaps are adjusted when the mark-to-market ("MtM") exceeds the relevant threshold specified in the swap), thereby limiting the exposure with its counterparties to a specific threshold amount. The specified thresholds were reached in three cross-currency swaps during 2014 and eight cross- currency swaps at the first quarter of 2015. These swaps were used to hedge the exchange rate exposure to the euro and the Pound sterling. This resulted in the cash settlement of such swaps and the resetting of swap terms to return their mark-to-market value to zero.

According to IFRS 13, "Fair Value Measurement", the fair value or MtM value of a DFIs must reflect the creditworthiness of the parties. Consequently, the fair value of a DFI takes into account the risk that either party may default on its obligation. In accordance with market best practices, PEMEX applies the credit value adjustment ("CVA") method to calculate the fair value of its DFIs.

Furthermore, by means of its credit guidelines for DFI operations, Pemex-Gas and Basic Petrochemicals has significantly reduced its credit risk exposure related to the DFIs offered to its customers to assist them in mitigating the risk associated with the volatility of natural gas prices.

In order to qualify for these DFIs, Pemex-Gas and Basic Petrochemicals' customers must be party to a current natural gas supply contract and sign a domestic master derivative agreement. DFIs with customers must be initially secured by guarantees (cash deposits, letters of credit or other collateral provisions, as required). The guarantees ensure fulfillment of the customer payment obligations under domestic master derivative agreement and / or a DFI or liquidation held with PGPB.

Since August 21, 2014, the credit guidelines from Pemex-Gas and Basic Petrochemicals separate the exempt and non-exempt customers based on a credit assessment provided in the credit guidelines, and must be approved by the Credit Institutional Committee in charge of granting exempt credit lines to customers that meet the credit requirements. At the end of the first quarter of 2015, Pemex-Gas has not closed DFIs with exempt customers.

In accordance with these guidelines, in the event that a client does not meet its payment obligations, DFIs related to this client are cashed out, rights to guarantees are exercised and, if the guarantees total amount is insufficient to cover the fair value, natural gas supply is suspended until the payment is made. The Board of Directors of Pemex-Gas and Basic Petrochemicals approves the credit requirements related to entering into DFIs with Pemex-Gas and Basic Petrochemicals.

PMI-TRD's credit risk associated with DFI transactions is mitigated through the use of futures and standardized instruments that are cleared through *CME-Clearport.*

Liquidity Risk

Through its debt planning and U.S. dollar selling operations, PEMEX currently preserves cash balance at a level of liquidity in domestic currency and U.S. dollars that is considered adequate to cover its investment and operating expenses, as well as other payment obligations. In addition, PEMEX has acquired committed revolving credit lines in order to mitigate liquidity risk.

Finally, the investment strategies of PEMEX's portfolios are structured by selecting horizons that consider each currency's cash flow requirements in order to preserve liquidity.

The PMI Group mitigates the liquidity risk within its companies through several mechanisms, the most important of which is the centralized treasury or "*in-house bank*". In addition, the companies in the PMI Group have access to bilateral credit lines from financial institutions.

The companies in the PMI Group monitor their cash flow on a daily basis and protect their creditworthiness in the financial markets. Liquidity risk is mitigated by monitoring the maximum/minimum permissible financial ratios as set forth in the policies approved by each company's board of directors.

Fair Value of Derivative Financial Instruments

PEMEX monitors the fair value of its DFI portfolio on a periodic basis. The fair value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models used commonly used in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX's DFI portfolio is composed primarily of swaps, the prices of which are estimated by discounting flows using the appropriate factors, and contains no exotic instruments that require numerical methods for their valuation.

Accounting

As of January 1, 2012, PEMEX adopted the provisions of International Accounting Standards 32 and 39 and International Financial Reporting Standards 7, 9 and 13 as issued by the International

Accounting Standards Board, which details the criteria for the recognition, valuation, registration, disclosure, presentation and, where appropriate, bifurcation from the host contract, that are applicable to DFIs for trading and hedging purposes and to embedded derivatives.

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, assets or liabilities recorded within its balance sheet. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the strict requirements of the accounting standards for being designated as hedges, under one of the accounting treatments allowed. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value are recognized in the "Derivative financial instruments (cost) income—net" line item in the consolidated statement of comprehensive income.

As of March 31, 2015 and December 31, 2014, the net fair value of PEMEX's DFIs was Ps. (23,038,021) and Ps. (15,897,184), respectively. As of March 31, 2015 and December 31, 2014, PEMEX did not have any DFIs designated as hedges.

For the periods ended March 31, 2015 and 2014, PEMEX recognized a net (loss) gain of Ps. (16,185,405) and Ps. 2,403,292, respectively, in the "Derivative financial instruments (cost) income—net" line item with respect to DFIs treated as instruments entered into for trading purposes.

PEMEX, according to its accounting policy, analyzed the clauses of different contracts to identify possible embedded derivatives. PEMEX has determined that these agreements do not meet the criteria to generate an embedded derivative, therefor, for the periods ended March 31, 2015 and December 31, 2014, PEMEX has not recognized any effects in its consolidated statement of comprehensive income, due to embedded derivatives (foreign currency or index).

TABLE 1

Interest Rate and Currency Derivatives

(In thousands of pesos, except as noted, as of March 31, 2015)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying Value		Fair Value		Notional amounts by expected maturity year						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2015	2016	2017	2018	2019	Thereafter	
Interest Rate Swaps	Hedging	17,806,185	LIBOR USD 3M=0.27075%	LIBOR USD 3M=0.25560%	(367,058)	(180,074)	1,231,279	1,894,275	1,894,275	1,894,275	1,894,275	8,997,806	0
Currency Swaps	Hedging	149,684,106	MXN = 15.1542 1/EUR = 1.0892 1/GBP = 1.4873 JPY = 119.1087 UDI = 5.2978 CHF = 0.961 AUD = 1.2897 Exchange rates against US dollar.	MXN = 14.718 1/EUR = 1.2101 1/GBP = 1.5592 JPY = 119.9511 UDI = 5.2704 CHF = 0.9936 AUD = 1.222 Exchange rates against US dollar.	(18,371,638)	(13,721,732)	856,964	781,365	27,971,135	0	21,084,407	98,990,236	0
Currency Swaps with credit linked options	Hedging	17,372,926	1/EUR = 1.0892 JPY = 119.1087 Exchange rates against US dollar.	1/EUR = 1.2101 JPY = 119.9511 Exchange rates against US dollar.	(3,940,107)	(1,921,766)	0	17,372,926	0	0	0	0	0

TABLE 2

Natural Gas Derivatives

(In thousands of pesos, except as noted, as of March 31, 2015)

Derivative Type	Hedging/ Trading	Volume (In MMBtu)	Underlying value (U.S. $ per MMBtu)[1]		Fair Value		Year of expected maturity date (In MMBtu)						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2015	2016	2017	2018	2019	Thereafter	
Long Swaps	Trading	3,066,674	2.77	4.20	(40,221)	(36,852)	2,241,272	825,402	0	0	0	0	0
Short Swaps	Trading	(3,066,674)	2.77	4.20	43,728	40,450	(2,241,272)	(825,402)	0	0	0	0	
European Call Long	Trading	2,142,517	2.77	4.20	1,412	1,843	1,485,817	500,950	143,000	9,000	3,750	0	
Short		(2,142,517)			(1,396)	(1,823)	(1,485,817)	(500,950)	(143,000)	(9,000)	(3,750)	0	

(1) Representative underlying asset value.

Portfolio that integrates position with national clients and inverse position with international counterparties, maintaining a negligible exposure to market risk.

TABLE 3

Propane Financial Derivatives

(In thousands of pesos, except as noted, as of March 31, 2015)

Derivative Type	Hedging/ Trading	Volume (In millions of barrels) (1)	Underlying value (U.S. $ per barrel)		Fair Value		Volume per Year						Collateral delivered
			Current Quarter	Previous Quarter (2)	Current Quarter	Previous Quarter	2015	2016	2017	2018	2019	Thereafter	
Propane Swaps	Hedging	6.4	21.9	0.0	(273,552)	0.0	6.4	0	0	0	0	0	0

(1) Net Volume; spread positions do not contribute to this figure

(2) Representative underlying asset value per barrel

TABLE 4

Crude and Petroleum Products Financial Derivatives Clasified as Cash and Cash Equivalent for Accounting Purposes due to their Liquidity

(In thousands of pesos, except as noted, as of March 31, 2015)

Derivative Type	Hedging/ Trading	Volume (In millions of barrels) (1)	Underlying value (U.S. $ per barrel)		Fair Value		Volume per Year						Collateral delivered [3]
			Current Quarter	Previous Quarter (2)	Current Quarter	Previous Quarter	2015	2016	2017	2018	2019	Thereafter	
Futures	Hedging	(1.0)	71.3	60.8	11,809	118,140	(1.0)	0.0	0.0	0.0	0.0	0.0	N.A

Exchange Traded Swaps	Hedging	(8.6)	45.1	45.2	75,625	1,831,963	(8.6)	0.0	0.0	0.0	0.0	0.0	N.A

(1) Net Volume

(2) Representative underlying asset value per barrel

(3) Exchange traded operations, both futures and swaps have an initial margin of Ps 613,474,113

TABLE 5

Financial Derivative Instruments from Treasury

(In thousands of pesos, except as noted, as of March 31, 2015)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying value[1]		Fair Value		Notional amounts by expected maturity year						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2015	2016	2017	2018	2019	Thereafter	
Over The Counter Interest Rate Swaps	Hedging	1,676,738	LIBOR USD 1M = 0.17625%	LIBOR USD 1M = 0.17125%	(89,190)	(77,229)	153,231	211,976	221,405	231,011	241,083	618,031	0

(1) Representative underlying asset value.

LIBOR USD 1m at date of reporting.

The information in these tables has been calculated using the exchange rates as of December 31, 2014 Ps. 14.7180 = US$1.00 andMarch 31, 2015 Ps. 15.1542 = US$1.00

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized..

Petróleos Mexicanos



By: ______________________________
Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: June 22, 2015

FORWARD-LOOKING STATEMENTS

This report contains words, such as "believe," "expect," "anticipate" and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

- exploration and production activities, including drilling;
- activities relating to import, export, refining, petrochemicals and transportation of petroleum, natural gas and oil products;
- activities relating to the generation of electrical energy;
- projected and targeted capital expenditures and other costs, commitments and revenues; and
- liquidity and sources of funding.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

- changes in international crude oil and natural gas prices;
- effects on us from competition;
- limitations on our access to sources of financing on competitive terms;
- our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain successfully;
- uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;
- technical difficulties;
- significant developments in the global economy;
- significant economic or political developments in Mexico including developments relating to the implementation of the laws that implement the new legal framework contemplated by the *Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía* (Decree that amends and supplements various provisions of the Political Constitution of the United Mexican States relating to energy matters);
- developments affecting the energy sector; and
- changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.